As filed with the Securities and Exchange Commission on March 1, 2012
Registration No.  333-177125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO THE
FORM S-1 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FS BANCORP, INC

(Exact Name of Registrant as Specified in Its Charter)

Washington (State or Other Jurisdiction of Incorporation or Organization)	6036 (Primary Standard Industrial Classification Code Number)	45-4585178 (I.R.S. Employer Identification Number)

6920 220th Street SW, Suite 200, Mountlake Terrace, Washington  98043; (425) 771-8840

 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Joseph C. Adams, Chief Executive Officer
1ST Security Bank of Washington
6920 220th Street SW, Suite 200, Mountlake Terrace, Washington  98043; (425) 771-8840

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Michael S. Sadow, P.C. Martin L. Meyrowitz, P.C. Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500	Steven T. Lanter, Esq. Luse Gorman Pomerenk & Schick 5535 Wisconsin Avenue, NW, Suite 780 Washington, D.C. 20015 (202) 274-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  :

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-acclerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $.01 per shares	3,240,125 shares	$10.00	$32,401,250	$3,762(1)

(1)	Previously paid.

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Up to 2,817,500 Shares of Common Stock
(Subject to increase to up to 3,240,125 shares)

 FS BANCORP, INC.
 (Proposed Holding Company for 1st Security Bank of Washington)

We are offering up to 2,817,500 shares of our common stock for sale in connection with our conversion from a mutual savings bank structure to a stock holding company structure.  As part of the conversion, 1st Security Bank of Washington will become our wholly owned subsidiary.  We may increase the maximum number of shares that we sell in the offering by up to 15%, to 3,240,125 shares, as a result of the demand for shares or changes in market and financial conditions.  The shares of our common stock are being offered for sale at a price of $10.00 per share.  We expect our common stock will be listed on the Nasdaq Capital Market under the symbol “FSBW.”  We cannot predict, however, whether an active and liquid trading market for our common stock will develop.

We are offering these shares for sale first to our depositors and other eligible subscribers in a subscription offering.  Concurrently with or immediately after the subscription offering, any shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering and/or a syndicated community offering (collectively referred to as the “offering”).  In order to complete the offering, we must sell, in the aggregate, at least 2,082,500 shares.  The minimum purchase is 25 shares.  The subscription offering is scheduled to end at 12:00 Noon, Pacific time, on _________ __, 2012 .    However, we may extend this expiration date, without notice to you, until _________ __, 2012, unless the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation approve a later date, which may not be extended beyond _________ __, 2014 .   Once submitted, orders are irrevocable unless the offering is terminated or extended beyond _________ __, 2012.  If the offering is extended beyond _________ __, 2012, subscribers will have the right to modify or rescind their purchase orders.  FS Bancorp, Inc. will hold all subscribers’ funds received before the completion of the conversion in a segregated account at 1st Security Bank of Washington until the conversion is completed or terminated.  We will pay interest on all funds received at a rate equal to 1st Security Bank of Washington’s passbook (statement savings) rate, which is currently ___% per annum.  Funds will be returned promptly with interest if the conversion is terminated.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.
TERMS OF THE OFFERING
Price Per Share: $10.00; Minimum Subscription: 25 shares or $250

	Minimum	Maximum	Maximum as adjusted

Number of Shares	2,082,500	2,817,500	3,240,125
Gross Offering Proceeds	$20,825,000	$28,175,000	$32,401,250
Estimated Selling Agent Fees and Expenses(1)	$339,750	$429,750	$481,750
Estimated Other Expenses(2)	$1,765,000	$1,765,000	$1,765,000
Estimated Net Proceeds to FS Bancorp, Inc.	$18,720,250	$25,980,250	$30,154,500
Estimated Net Proceeds Per Share	$8.99	$9.22	$9.31

(1)
For additional information regarding selling agent fees, including the assumptions regarding the number of shares sold in the offering that we used to determine the estimated offering expenses, see “Pro Forma Data” and “The Conversion and Stock Offering - Marketing Arrangements.”  If shares are sold in a syndicated community offering, we have agreed to pay Keefe, Bruyette & Woods, Inc. and any other broker-dealers participating in the syndicated community offering selling commission in an amount up to 5.50% of the aggregate amount of common stock sold in the syndicated community offering, which would result in higher selling commissions and lower net proceeds and net proceeds per share.  If all shares were sold in the syndicated community offering (excluding shares purchased by the employee stock ownership plan, directors and executive officers) , the maximum commission payable to participating members would be $ 1.0 million, $ 1.4 million and $ 1.6 million at the minimum, maximum and adjusted maximum of the offering range.

(2)   Includes $853,000 of deferred conversion-related costs.

Keefe, Bruyette & Woods will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale.  Subscribers will not pay any commissions to purchase shares of common stock in the offering.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Washington Department of Financial Institutions, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

For information on how to subscribe, call the stock information center at (___) ___-____.

KEEFE, BRUYETTE & WOODS

________ __, 2012

1ST SECURITY BANK

Administrative Headquarters:

6920 220th Street SW Mountlake Terrace, WA 98043

Banking Offices:

Edmonds
620 Edmonds Way
Edmonds, WA 98020

Lynnwood
19002 33rd Ave. W
Lynnwood, WA 98036

Poulsbo
21650 NW Market Place
Poulsbo, WA 98370

Puyallup
307 W Stewart St
Puyallup, WA 98371

Administrative Headquarters
Banking Offices
Snohomish County
Lynnwood
Edmonds
Canyon Park
Poulsbo
Overlake
Seattle
Kilsap County
King County
Pierce County
Puyallup
Seattle
Tacoma
Olympia
WASHINGTON

SUMMARY

This summary provides an overview of the key aspects of the stock offering as described in more detail elsewhere in this prospectus and may not contain all the information that is important to you.  To completely understand the stock offering, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “The Conversion and Stock Offering” beginning on pages 18 and 113, respectively, and the financial statements and the notes to the financial statements beginning on page F-1, before making a decision to invest in our common stock.

Overview

As part of the conversion to stock ownership, FS Bancorp, Inc., hereafter referred to as FS Bancorp, is conducting this offering of between 2,082,500 and 2,817,500 shares of common stock to raise additional capital to support operational growth.  We may increase the maximum number of shares that we sell in the offering by up to 15% to 3,240,125 shares, as a result of the demand for shares or changes in market and financial conditions.  The offering includes a subscription offering in which certain persons, including depositors of 1st Security Bank of Washington, have prioritized subscription rights.  There are limitations on how many shares a person may purchase.  The amount of capital being raised is based on an appraisal of FS Bancorp and a decision by management to offer all of our shares of common stock to the public.  Most of the terms and requirements of this offering are required by regulations of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation, which is also referred to in this document as the FDIC.

The following tables show how many shares of common stock may be issued in the offering and subsequently issued if our proposed stock-based equity incentive plan is adopted.

	Shares to be sold to the public in this offering		Shares to be sold to the employee stock ownership plan(2)		Shares proposed to be sold to directors and officers		Total shares of common stock to be outstanding after the offering
	Amount	%(1)	Amount	%(1)	Amount	%(1)	Amount	%
Minimum	1,829,900	87.9%	166,600	8.0%	86,000	4.1%	2,082,500	100.0%
Midpoint	2,168,000	88.5%	196,000	8.0%	86,000	3.5%	2,450,000	100.0%
Maximum	2,506,100	88.9%	225,400	8.0%	86,000	3.1%	2,817,500	100.0%
Maximum, as adjusted	2,894,915	89.3%	259,210	8.0%	86,000	2.7%	3,240,125	100.0%

	Shares that may be awarded under an equity incentive plan
	Restricted Stock		Stock Option
	Amount	%(1)	Amount	%(1)

Minimum	83,300	4.0%	208,250	10.0%
Midpoint	98,000	4.0%	245,000	10.0%
Maximum	112,700	4.0%	281,750	10.0%
Maximum, as adjusted	129,605	4.0%	324,013	10.0%

(1) As a percentage of total shares sold in the offering.
(2) Assumes 8% of the shares sold in the offering are sold to the employee stock ownership plan.

FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043
(425) 771-5299

FS Bancorp is a newly formed Washington corporation that will hold all of the outstanding shares of 1st Security Bank of Washington following the conversion to stock ownership.  FS Bancorp is conducting the stock offering in connection with the conversion of 1st Security Bank of Washington from the mutual to the stock form of organization.  Upon completion of the offering, FS Bancorp will be a bank holding company and its primary regulator will be the Board of Governors of the Federal Reserve System.

1st Security Bank of Washington
6920 220th Street SW
Mountlake Terrace, Washington 98043
(425) 771-5299

1st Security Bank of Washington is a relationship-driven community bank.  We deliver banking and financial services to local families, local and regional businesses and industry niches within distinct Puget Sound area communities.  We emphasize long-term relationships with families and businesses within the communities we serve, working with them to meet their financial needs.  We are also actively involved in community activities and events within these market areas, which further strengthens our relationships within these markets.  We have been serving the Puget Sound area since 1936.  Originally chartered as a credit union, previously known as Washington’s Credit Union, we served various select employment groups.  On April 1, 2004, we converted from a credit union to a Washington state-chartered mutual savings bank.  Upon completion of the conversion and public stock offering , 1st Security Bank of Washington will be a Washington state-chartered stock savings bank and the wholly owned subsidiary of FS Bancorp.

            Since our conversion to a mutual savings bank in 2004, our institution has faced numerous operational and economic challenges.  At the time of our conversion to a mutual savings bank we operated 14 branch locations in the Puget Sound area, along with our Mountlake Terrace headquarters, and had 132 full-time equivalent employees.  Our assets at December 31, 2004 totaled $261.4 million.   As of December 31, 2011, our assets totaled $283.8 million, and we were conducting operations through 6 locations, along with our Mountlake Terrace headquarters, with 86 full-time equivalent employees.  Our branch network and high level of employee overhead, which were an outgrowth of our credit union roots, resulted in inefficiencies and an extremely high operating cost for an institution our size.  Beginning in 2007, adverse economic conditions, including increased levels of unemployment, depressed real estate values and the loss of major employers in our market area, such as Washington Mutual, also reduced our rate of growth, affected our customers ’ ability to repay loans and adversely impacted our financial condition and earnings.  As a result of the foregoing, we experienced net losses of $4.6 million, $3.8 million and $4.1 million during the years ended December 31, 2009, 2008 and 2007, respectively.  In comparison, during the years ended December 31, 2011 and 2010, we recorded net earnings of $1.5 million and $1.6 million, respectively.  We attribute our return to profitability, in large part, to the following:

●
We restructured the board of trustees (hereafter referred to throughout this document as the board of directors), adding individuals with attributes more suited for the banking industry than those members who previously sat on the board of the institution as a credit union.

●	A new executive management team was put in place and a number of other seasoned bankers were hired since our conversion to a mutual savings bank.

●
Aggressive cost cutting measures were put in place, including (i) salary reductions or freezes for a number of our senior staff, (ii) reduced employee benefits; (iii) staff reductions and (iv) consolidation of our branch network.

●	Active management of our delinquent loans and non-performing assets.

See “ Management ’ s Discussion and Analysis of Financial Condition and Results of Operations ” for additional information.

1st Security Bank of Washington is a diversified lender with a focus on the origination of home improvement loans, commercial real estate mortgage loans, commercial business loans and second mortgage/home equity loan products.  Consumer loans, in particular indirect home improvement loans to finance window replacement, gutter replacement, siding replacement, and other improvement renovations , represent the largest portion of the loan portfolio and have traditionally been the mainstay of our lending strategy.   As of December 31, 2011, consumer loans represented 51.7% of our total portfolio, with indirect home improvement loans representing 71.0% of the total consumer loan portfolio.

Our indirect home improvement lending is reliant on our relationships with home improvement contractors and dealers.  Our indirect home improvement contractor/dealer network is currently comprised of approximately 150 active contractors and dealers with businesses located throughout Washington and Oregon, with approximately 10 contractors/dealers responsible for more than half of this loan volume.  As a result of the recent economic downturn and contraction of credit to both contractors/dealers and their customers, there has been an increase in business closures and our existing contractor/dealer base has experienced decreased sales and loan volume.  In order to maintain our indirect home improvement loan volume, we are considering expanding this line of business into the State of California.  We are currently testing the California market with a limited number of contractors/dealers with whom our lenders have had previous experience.  To the extent we determine to expand our indirect home improvement lending program in California, we anticipate that these California loans will represent no more than 20% of the total consumer loan portfolio.  See “ Our business could suffer if we are unsuccessful in making, continuing and growing relationships with home improvement contractors and dealers. ”

Going forward, an emphasis will be placed on diversifying our lending products by expanding our commercial real estate, commercial business and residential construction lending, while maintaining the current size of our consumer loan portfolio.   Further, as a result of demand by depository customers, we reintroduced in-house originations of residential mortgage loans during the fourth quarter of 2011, primarily for sale into the secondary market, through a mortgage banking program.  Our lending strategies are intended to take advantage of: (1) our historical strength in indirect consumer lending, (2) recent market dislocation that has created new lending opportunities and the availability of experienced bankers, and (3) our strength in relationship lending. Retail deposits will continue to serve as an important funding source.  See “Risk Factors - Risks Related to Our Business.”

Operating Strategy

Our primary objective is to operate 1st Security Bank of Washington as a well-capitalized, profitable, independent, community-oriented financial institution, serving customers in our primary market area.  Our strategy is to provide innovative products and superior service to small businesses, industry and geographic niches, and individuals in our primary market area.  Our primary market area is defined generally as the greater Puget Sound market area.  After the conversion and offering, we plan to continue our strategy of:

●
Growing and diversifying our loan portfolio and revenue streams by expanding our commercial real estate, commercial business and residential construction lending operations, and reintroducing in-house originations of residential mortgage loans through a mortgage banking program.

●
Maintaining and improving asset quality, including actively managing our delinquent loans and non-performing assets by aggressively pursuing the collection of consumer debts and marketing saleable properties upon which we foreclosed or repossessed.

●
Emphasizing lower cost core deposits to reduce the costs of funding our loan growth. In order to build our core deposit base, we provide sales promotions on savings and checking accounts and diligently attempt to recruit all commercial loan customers to maintain a deposit relationship with us, generally a business checking account relationship, for the term of their loan.

●
Capturing our customers’ full relationship by offering a wide range of products and services.  As part of our commercial lending process we cross-sell the entire business banking relationship, including deposit relationships and business banking products, such as online cash management, treasury management, wires, direct deposit, payment processing and remote deposit capture.  Our mortgage banking program also will provide us with opportunities to cross-sell products to new customers.

●
Expanding our reach by leveraging our well-established involvement in the community and by selectively emphasizing products and services designed to meet our customers’ banking needs.  We also intend to pursue expansion in our market area through selective growth of our branch network.  We recently signed a notice of intent for a new branch location in the Capitol Hill area of Seattle , which is expected to open during the third quarter of 2012.

For a more detailed description of our products and services, as well as our business operating strategy and goals, see “Business of 1st Security Bank of Washington” beginning on page 64 .

The Conversion and Stock Offering

We do not have shareholders in our current mutual form of ownership.  The conversion is a series of transactions by which we are reorganizing from a mutual savings bank structure to a stock holding company which will be 100% owned by public shareholders.  As a result of the conversion, 1st Security Bank of Washington will be owned directly by FS Bancorp.  Voting rights in FS Bancorp will be vested solely in the public shareholders following the conversion.

The chart below shows our structure before the conversion and offering:

The chart below shows our structure after the conversion and offering:

Terms of the Offering

We are offering between 2,082,500 and 2,817,500 shares of common stock to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us as of the close of business on June 30, 2007.

(2)	The FS Bancorp, Inc. employee stock ownership plan.

(3)	Depositors who held at least $50 with us as of the close of business on ________ __, 2012.

(4)	Depositors with us as of the close of business on ________ __, 2012 to the extent not already included in a prior category.

We may increase the maximum number of shares that we sell in the offering by up to 15% to 3,240,125 shares with the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation and without any notice to you as a result of market demand, regulatory considerations or changes in financial conditions.  If we increase the offering up to 3,240,125 shares , you will not have the opportunity to change or cancel your stock order.  The offering price is $10.00 per share.  All purchasers will pay the same purchase price per share.  No commission will be charged to purchasers in the offering.

If we receive subscriptions for more shares than are to be sold in the subscription offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering with a preference to natural persons residing in King, Kitsap, Pierce and Snohomish Counties, Washington and, if necessary, a syndicated community offering.  The direct community offering, if any, shall begin at the same time as, during or promptly after the subscription offering.  See “The Conversion and Stock Offering - Subscription Offering and Subscription Rights,” “- Direct Community Offering” and “- Syndicated Community Offering.”

Keefe, Bruyette & Woods, our financial advisor and selling agent in connection with the offering, will use its best efforts to assist us in selling our common stock in the offering.  Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the offering.  For further information about the role of Keefe, Bruyette & Woods in the offering, see “The Conversion and Stock Offering - Marketing Arrangements.”

Reasons for the Conversion and Offering

The primary reasons for the conversion and our decision to conduct the offering are to:

●	increase our capital to support future growth; and

●	provide us with greater operating flexibility and allow us to better compete with other financial institutions.

The conversion and the capital raised in the offering are expected to:

●	give us the financial strength to grow our bank;

●	better enable us to serve our customers in our market area;

●	enable us to increase lending and support our emphasis on commercial business and commercial real estate lending and the development of new products and services;

●	help us attract and retain qualified management through stock-based compensation plans; and

●	structure our business in a form that will enable us to access the capital markets.

            We recently signed a notice of intent for a new branch location in the Capitol Hill area of Seattle, which is expected to open during the third quarter of 2012 ; otherwise, we do not have any specific plans or arrangements for expanding our branch network and/or any specific acquisition plans.

How We Determined the Offering Range and the $10.00 Price Per Share

Valuation Range and Background.  The amount of common stock we are offering is based on an independent appraisal by RP Financial, LC. (“RP Financial”) of the estimated pro forma market value of FS Bancorp, assuming the conversion and offering are completed.  The appraisal was based in part on our consolidated financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of our common stock in the offering, and an analysis of a peer group of publicly-traded companies utilized by RP Financial in its appraisal that RP Financial considers comparable to FS Bancorp.

RP Financial concluded that, as of February 17, 2012, the estimated pro forma market value of FS Bancorp was $24.5 million.  This pro forma market value is the midpoint of a valuation range established by regulation with a minimum of $20.8 million and a maximum of $28.2 million.  Based on this market value and a $10.00 per share purchase price, the number of shares of our common stock that will be offered for sale will range from 2,082,500 to 2,817,500 with a midpoint of 2,450,000.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  If a greater demand for shares of our common stock or a change in financial or market conditions warrant, the offering range may be increased by 15.0%, which would result in an adjusted maximum pro forma market value of $32.4 million and total shares offered of 3,240,125.

RP Financial advised the board of directors that the appraisal was prepared in conformance with the regulatory appraisal methodology.  That methodology requires a valuation based on an analysis of trading prices of comparable companies whose stocks have traded for at least one year prior to the valuation date.  RP Financial selected a group of comparable public companies for this analysis.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements.  RP Financial also considered the following factors, among others.

●	the present results and financial condition of 1st Security Bank of Washington, and the projected results and financial condition of FS Bancorp;

●	the economic and demographic conditions in our existing market area;

●	certain historical, financial and other information relating to 1st Security Bank of Washington;

●
a comparative evaluation of the operating and financial characteristics of 1st Security Bank of Washington with the peer group companies, which are headquartered in the states of Washington (two companies), Louisiana (two companies) , Michigan (two companies), and Tennessee, Montana, Illinois and Ohio (one company);

●	the impact of the conversion and the offering on FS Bancorp’s shareholders’ equity and earnings potential;

●	the proposed dividend policy of FS Bancorp; and

●	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

Furthermore, RP Financial had various discussions with management.  RP Financial did not perform a detailed analysis of the separate components of our assets and liabilities.  We did not impose any limitations on RP Financial in connection with its appraisal.

RP Financial relied primarily on a comparative market value methodology in determining the pro forma market value of our common stock.  In applying this methodology, RP Financial analyzed financial and operational comparisons of 1st Security Bank of Washington with a selected peer group of publicly traded savings institutions.  The peer group used by RP Financial consists of ten companies listed in the table below.  The pro forma market value of FS Bancorp’s common stock was determined by RP Financial based on the market pricing ratios of the peer group, subject to certain valuation adjustments based on fundamental differences between 1st Security Bank of Washington and the institutions comprising the peer group.  RP Financial took into account the significant volatility in the broader stock market and the after market pricing characteristics of recently converted savings institutions.  RP Financial utilized the results of this overall analysis to establish pricing ratios that resulted in the determination of the pro forma market value.

The selection criteria for the peer group included consideration of geographic location, earnings and asset size.  The peer group companies are:

Peer Group (Ticker Symbol)	City and State	Assets
		(In millions)

First Financial NW, Inc . ( FFNW )	Renton , WA	$1,059
Timberland Bancorp , Inc. ( TSBK )	Hoquiam , WA	736
Eagle Bancorp Montana , Inc. (EBMT)	Helena, MT	332
Louisiana Bancorp, Inc. (LABC)	Metairie, LA	316
Jacksonville Bancorp, Inc. (JXSB)	Jacksonville, IL	307
Wolverine Bancorp, Inc. (WBKC)	Midland, MI	294
Athens Bancshares Corp . (AFCB)	Athens, TN	284
Home Federal Bancorp, Inc. of LA (HFBL )	Shreveport , LA	252
FFD Financial Corp. (FFDF)	Dover, OH	235
First Federal of N. Michigan Bncp, Inc. (FFNM)	Alpena, MI	222

Two of the measures investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income.  RP Financial considered these ratios, among other factors, in preparing its appraisal.  Book value is the same as total shareholders’ equity, and represents the difference between the issuer’s assets and liabilities.  Tangible book value is equal to total shareholders’ equity less intangible assets.  Reported earnings reflect net income recorded by 1st Security Bank of Washington for the year ended December 31, 2011.  Core earnings represent 1st Security Bank of Washington’s earnings, adjusted for non-operating items.  RP Financial’s appraisal also incorporates an analysis of a peer group of publicly traded companies that RP Financial considered to be comparable to us.

The following table presents a summary of selected pricing ratios for the peer group companies and 1st Security Bank of Washington (on a pro forma basis).  The pricing ratios are based on book value, earnings and other information as of and for the year ended December 31, 2011, stock price information as of February 17, 2012 as reflected in RP Financial’s appraisal report, dated February 17, 2012, and the number of shares assumed to be outstanding as described in “Pro Forma Data.”  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 16.1 % on a price-to-reported earnings basis, a premium of 1.8 % on a price-core earnings basis, a discount of 17.3 % on a price-to-book value basis, and a discount of 18.5 % on a price-to-tangible book value basis.

	Price-to- earnings multiple		Price-to-core earnings multiple		Price-to-book value ratio	Price-to-tangible book value ratio

FS Bancorp, Inc.
Minimum of offering range	15.88	x	14.40	x	48.45%	48.47%
Midpoint of offering range	19.26	x	17.42	x	53.05%	53.05%
Maximum of offering range	22.85	x	20.61	x	57.08%	57.08%
Maximum of offering range, as adjusted	27.28	x	24.51	x	61.09%	61.05%

Valuation of peer group companies using stock market prices as of February 17, 2012
Average	22.44	x	17.75	x	69.00%	70.02%
Median	21.06	x	17.05	x	71.39%	72.28%

Our board of directors reviewed the appraisal report of RP Financial, including the methodology and the assumptions used, and determined that the valuation range was reasonable and adequate.  Given that the shares are to be sold at $10.00 per share in the offering, the estimated number of shares would be between 2,082,500 at the minimum of the valuation range and 2,817,500 at the maximum of the valuation range, with a midpoint of 2,450,000.

The independent appraisal does not indicate per share market value.  Do not assume or expect that the valuation of FS Bancorp as indicated above means that, after the conversion and the offering, the shares of common stock will trade at or above the $10.00 offering price.  Furthermore, the pricing ratios presented above were utilized by RP Financial to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group.  The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, including a comparison of selected pro forma pricing ratios compared to pricing ratios of the peer group, see “The Conversion and Offering—Share Pricing and Number of Shares to be Issued.”

RP Financial will update its appraisal before we complete the offering.  If, as a result of demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 3,240,125 shares in the offering without notice to you.  If our pro forma market value at that time is either below $20.8 million or above $32.4 million, then, after consulting with the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation, we may:

●	set a new offering range;

●	take such other actions as may be permitted by the Washington Department of Financial Institutions, the FDIC and the Securities and Exchange Commission; or

●	terminate the offering and promptly return all funds.

If we set a new offering range, we will be required to cancel your stock order and promptly return your subscription funds, with interest calculated at the statement savings rate, and cancel any authorization to withdraw funds from your deposit accounts for the purchase of shares of common stock. You will have the opportunity to place a new stock order.

After-Market Performance Information Provided by the Independent Appraiser

The following table, prepared by our independent appraiser, presents for all full stock conversions that began trading from January 1, 2011 to February 17, 2012 the percentage change in the trading price from the initial trading date of the offering to the dates shown in the table.  The table also presents the average and median trading prices and percentage change in trading prices for the same dates.  This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors.

The table is not intended to indicate how our common stock may perform.  Data represented in the table reflects a small number of transactions and is not indicative of general stock market performance trends or of price performance trends of companies that undergo conversions.  Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies.  There can be no assurance that our stock price will appreciate or that our stock price will not trade below $10.00 per share.  The movement of any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).  In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, please carefully read this prospectus, including “Risk Factors.”

After Market Trading Activity
Initial Stock Offerings - Standard Conversions
Completed Closing Dates between January 1, 2011 and February 17, 2012

		Change from Initial Trading Date Offering Price
Transaction (Ticker Symbol)	IPO Date	After One Day (%)	After One Week (%)	After One Month (%)	Through February 17, 2012 (%)

Wellesley Bancorp, Inc. ( WEBK )	01 / 26 / 12	20.00%	21.00%	26.70%	26.70%
West Indiana Bancshares, Inc. (WEIN)	01/11/12	12.60	11.50	20.00	25.50
Carroll Bancorp, Inc. (CROL)	10/13/11	0.40	(2.50)	4.00	2.10
ASB Bancorp, Inc. (ASBB)	10/12/11	16.40	14.50	15.50	19.10
BSB Bancorp, Inc. (BLMT)	10/05/11	3.10	3.40	2.50	16.56
Poage Bankshares, Inc. (PBSK)	09/13/11	11.30	12.30	8.80	14.90
IF Bancorp, Inc. (IROQ)	07/08/11	16.70	16.50	8.50	15.00
State Investors Bancorp, Inc. (SIBC)	07/07/11	18.50	16.60	16.00	13.50
First Connecticut Bancorp, Inc. (FBNK)	06/30/11	10.80	11.60	11.10	35.00
Franklin Financial Corp. (FRNK)	04/28/11	19.70	17.70	19.60	34.10
Sunshine Financial, Inc. (SSNF)	04/06/11	12.50	10.00	14.00	(5.00)
Fraternity Comm. Bancorp (FRTR)	04/01/11	10.00	11.70	10.00	(14.99)
Anchor Bancorp (ANCB)	01/26/11	0.00	0.40	4.50	(8.30)
Wolverine Bancorp, Inc. (WBKC)	01/20/11	24.50	22.40	35.00	54.80

Average:		12.61%	11.94%	14.01%	16.36%
Median:		12.55%	12.00%	12.55%	15.78%

Termination of the Offering

The subscription offering will end at 12:00 Noon, Pacific time, on _________ __, 2012, unless extended.  The direct community offering and syndicated community offering, if any, may continue for up to 45 days after the end of the subscription offering, ______ ___, 2012, if necessary.  If fewer than the minimum number of shares are subscribed for in the subscription offering and we do not get orders for at least the minimum number of shares by _________ __, 2012, we will either:

(1)           promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)           extend the offering, if allowed, and give you notice of the extension and of your rights to cancel, change or confirm your order.  If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.  We must complete or terminate the offering by _________ __, 2014.

How We Will Use the Proceeds Raised From the Sale of Common Stock

We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
	(Dollars in thousands)

Retained by FS Bancorp	$7,694	$10,736	$12,485
Loan to employee stock ownership plan	1,666	2,254	2,592
Contributed to 1st Security Bank of Washington	9,360	12,990	15,077
Net proceeds from stock offering	$18,720	$25,980	$30,154

FS Bancorp will purchase all of the capital stock of 1st Security Bank of Washington to be issued in the offering in exchange for an amount of net proceeds sufficient for 1st Security Bank of Washington to have at least 10% tangible capital upon completion of the offering.  In no event will less than 50% of the net proceeds be transferred to 1st Security Bank of Washington in exchange for its shares.  The portion of the net proceeds used by FS Bancorp to purchase the capital stock of 1st Security Bank of Washington will be added to the bank’s general funds for general corporate purposes.  The net proceeds 1st Security Bank of Washington receives from FS Bancorp are initially intended to be invested into short-term liquid investments.  In addition, a majority of the net proceeds retained by FS Bancorp, excluding the amount needed to fund the loan to the employee stock ownership plan, is expected to be deposited with 1st Security Bank of Washington as an interest-earning deposit, providing additional funds for reinvestment in earning assets.  See “How We Intend to Use the Proceeds of the Offering.”

Except as described above, neither FS Bancorp nor 1st Security Bank of Washington has any specific plans for the investment of the proceeds of this offering, nor have they allocated a specific portion of the proceeds to any particular use.  For a discussion of our business reasons for undertaking the conversion, see “The Conversion and Stock Offering - Our Reasons for the Conversion.”

We Intend to Pay a Cash Dividend in the Future

We currently plan to pay cash dividends in the future.  The amount and timing of any dividends, however, has not yet been determined.  Future dividends are not guaranteed and will depend upon our ability to pay them.  Although future dividends are not guaranteed, based on our pro forma shareholders’ equity and the cash to be retained by FS Bancorp, we believe FS Bancorp will be capable of paying a dividend after completion of this offering.  See “Our Policy Regarding Dividends.”

Plans to List the Common Stock for Trading on the Nasdaq Capital Market

We plan to list our common stock for trading on the Nasdaq Capital Market under the symbol “FSBW” and have submitted an application to The Nasdaq Stock Market LLC for this purpose.  Keefe, Bruyette & Woods currently intends to become a market maker in the common stock, but it is under no obligation to do so.  We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the shares of common stock will develop, or if developed will be maintained.  After shares of the common stock begin trading, you may contact a stockbroker to buy or sell shares.  Due to the unpredictability of the stock market and other factors, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

Limitations on the Purchase of Common Stock in the Conversion

The minimum purchase is 25 shares.

The maximum purchase in the subscription offering by any person or group of persons through a single deposit account is $250,000 of common stock, which equals 25,000 shares.

The maximum purchase by any person in the community offering is $250,000 of common stock, which equals 25,000 shares.

The maximum purchase in the subscription offering and community offering combined by any person, related persons or persons acting together is $500,000 of common stock, which equals 50,000 shares.

If any of the following persons purchase common stock, their purchases when combined with your purchases cannot exceed $500,000 or 50,000 shares:

(1)	your spouse, or your relatives or your spouse’s relatives living in your house;

(2)	companies or other entities in which you have a 10% or greater equity or substantial beneficial interest or in which you serve as a senior officer or partner;

(3)	a trust or other estate if you have a substantial beneficial interest in the trust or estate or you are a trustee or fiduciary for the trust or other estate; or

(4)
other persons who may be acting together with you (including, but not limited to, persons who file jointly a Schedule 13G or Schedule 13D Beneficial Ownership Report with the Securities and Exchange Commission (“SEC”), persons living at the same address or persons exercising subscription rights through qualifying deposits registered at the same address, whether or not related).

Subject to Washington Department of Financial Institutions and Federal Deposit Insurance Corporation approval, we may increase or decrease the purchase limitations in the offering at any time.  Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the shares sold in the offering without regard to these purchase limitations, which is the amount intended to be purchased.  See “The Conversion and Stock Offering - Limitations on Stock Purchases.”

How to Purchase Common Stock

Note: Once we receive your order, you cannot cancel or change it without our consent.  If FS Bancorp changes the offering range to fewer than 2,082,500 shares or more than 3,240,125 shares, all subscribers will be notified and given the opportunity to change or cancel their orders.  If you do not respond to the notice, we will return your funds promptly with interest or cancel your withdrawal authorization.

You must complete and return the enclosed Stock Order and Certification Form (“stock order form”) along with full payment.  Instructions for completing your stock order form are included with the form.  Your order must be received by us (not postmarked) by 12:00 Noon, Pacific time, on _______ ___, 2012.   Delivery of an original stock order form (we reserve the right to reject copies or facsimiles) and full payment may be made by overnight courier to the address listed on the top of the stock order form, by hand-delivery to any of our full service banking locations, or by mail, using the Stock Order Reply Envelope provided.  Please do not mail stock order forms to any 1st Security Bank of Washington branch office. You must sign the certification that is part of the stock order form.  We must receive your stock order form before the end of the offering period.

You may pay for shares in any of the following ways:

●	By personal check, bank check or money order made payable to FS Bancorp, Inc.

●
By authorizing a withdrawal from a savings or certificate of deposit account at 1st Security Bank of Washington, designated on the stock order form.  To use funds in an individual retirement account (“IRA”) at 1st Security Bank of Washington, you must transfer your account to a self-directed IRA at an unaffiliated institution or broker.  Because transferring your account will take time, please contact the stock information center as soon as possible for assistance.

●	In cash, if delivered in person to a full-service banking office of 1st Security Bank of Washington, although we request that you exchange cash for a check with any of our tellers.

1st Security Bank of Washington is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use a 1st Security Bank of Washington line of credit or third party check to pay for shares of our common stock.

We will pay interest on your subscription funds at the rate 1st Security Bank of Washington pays on passbook (statement savings) accounts from the date it receives your funds until the date the conversion is completed or terminated.  All funds received before the completion of the conversion will be held in a segregated account at 1st Security Bank of Washington.  All funds authorized for withdrawal from deposit accounts with 1st Security Bank of Washington will earn interest at the applicable account rate until the conversion is completed.  There will be no early withdrawal penalty for withdrawals from certificates of deposit at 1st Security Bank of Washington used to pay for stock.

It may be possible for you to subscribe for shares of common stock using funds you hold within an IRA.  However, only a self-directed retirement account may hold common stock.  1st Security Bank of Washington’s IRAs are not self-directed, so they cannot be invested in common stock.  If you wish to use some or all of the funds in your 1st Security Bank of Washington IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm.  If you do not have such an account, you will need to establish one before placing your stock order.  An annual administrative fee may be payable to the independent trustee.  Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or other retirement account that you may have.  Whether you may use these funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

Purchases of Common Stock by Our Officers and Directors

Collectively, our directors and executive officers intend to subscribe for 86,000 shares regardless of the number of shares sold in the offering.  This number equals 3.1 % of the 2,817,500 shares that would be sold at the maximum of the offering range.  If fewer shares are sold in the offering, then officers and directors will own a greater percentage of FS Bancorp.  These shares do not include any shares that may be awarded or issued in the future under any stock-based equity incentive plan we intend to adopt or any shares that may be earned by employees under the employee stock ownership plan.  Directors and executive officers will pay the same $10.00 per share price for these shares as everyone else who purchases shares in the conversion.

These proposed purchases of common stock by our directors and executive officers ( 4.1 % and 3.1 % of the aggregate shares sold in the offering at the minimum and maximum of the offering range, respectively), together with the purchase by the employee stock ownership plan (8% of the aggregate shares sold in the offering), as well as the potential acquisition of common stock through the proposed equity incentive plan (an amount equal to 14% of the aggregate shares sold in the offering) will result in ownership by insiders of FS Bancorp in excess of 26.0 % and 25.0 % of the total shares sold in the offering at the minimum and maximum of the offering range, respectively.  As a result, it could be more difficult to obtain majority support for shareholder proposals opposed by the board and management.  See “Risk Factors - Risks Related to This Offering - The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of FS Bancorp.”

Tax Consequences of the Conversion

As a general matter, the conversion and offering will not be taxable transactions for federal or state income tax purposes to FS Bancorp, 1st Security Bank of Washington, or persons eligible to subscribe in the subscription offering.  Silver Freedman & Taff, L.L.P. has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering qualifies as a tax-free transaction for federal income tax purposes and should not result in the imposition of income taxes to FS Bancorp, 1st Security Bank of Washington, or persons eligible to subscribe in the subscription offering.  Harlowe & Falk LLP has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering should qualify as a tax-free transaction for Washington State income tax purposes and should not result in the imposition of income taxes to FS Bancorp, 1st Security Bank of Washington or persons eligible to subscribe in the subscription offering.  See “The Conversion and Stock Offering - Effects of the Conversion - Tax Effects of the Conversion.”

Benefits to Management from the Offering

We intend to establish an employee stock ownership plan, which will purchase 8% of the aggregate shares sold in the offering, or, alternatively, in the open market after the conversion.  A loan from FS Bancorp to the employee stock ownership plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares.  The loan will accrue interest at the applicable long-term federal interest rate as published by the Internal Revenue Service (“IRS”) in effect at the time the employee stock ownership loan is entered into.  The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

Currently, we intend to adopt, within one year after completion of the offering, an equity incentive plan that will provide for grants of stock options and restricted stock awards to directors, officers and employees.  Implementation of the equity incentive plan would be subject to prior shareholder approval.  If we adopt the equity incentive plan, some of these individuals will be awarded shares of our common stock at no cost to them.  As a result, both the employee stock ownership plan and the equity incentive plan will increase the voting control of management without any cash being paid by the recipient.

If we adopt an equity incentive plan within one year of the closing of the conversion, the number of options granted or restricted shares awarded under the proposed equity incentive plan may not, pursuant to Federal regulations, exceed 10% and 4%, respectively, of the total shares sold in this offering (including shares sold to our employee stock ownership plan).

The employee stock ownership plan and our proposed equity incentive plan will increase our future compensation costs, thereby reducing our earnings.  We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant.  We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients.  We estimate, once these plans are adopted, the increase in compensation expense will be approximately $ 436,000 per year on an after-tax basis, based on the maximum of the valuation range.  Additionally, shareholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and restricted stock awards.  In the event newly issued shares of our common stock are used to fund stock options and restricted stock offering awards in an amount equal to 10% and 4%, respectively, of the total shares sold in this offering, shareholders would experience dilution in their ownership interest of 9.1% and 3.9%, respectively, or 12.3% in the aggregate.  See “Risk Factors - Risks Related to this Offering - After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies.  These factors could negatively impact the price of our stock.” and “Management - Benefits.”

The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering at the minimum and maximum of the offering range.  It assumes that the proposed equity incentive plan is approved by shareholders within one year after completion of the offering to permit the (i) granting of options to purchase a number of shares equal to 10% of the shares outstanding after the offering and (ii) awarding of a number of shares of common stock equal to 4% of the shares sold in the offering.  It further assumes that, at the maximum of the offering range, a total of 2,817,500 shares will be sold to the public and that our tangible regulatory capital is 10% or more following the offering.

Plan/Awards	Individuals Eligible to Receive Awards	Number of Shares Based on Minimum of Offering Range	Number of Shares Based on Maximum of Offering Range	As a % of Outstanding Shares Issued in the Offering	Value of Benefits Based on Minimum of Offering Range(1)	Value of Benefits Based on Maximum of Offering Range(1)
					(Dollars in thousands)
Employee stock ownership plan	Employees	166,600	225,400	8.0%	$1,666	$2,254

Restricted stock	Directors/ Employees	83,300	112,700	4.0%	833	1,127

Stock options	Directors/ Employees	208,250	281,750	10.0%	558	755
		458,150	619,850	22.0%	$3,057	$4,136

(1)
For purposes of this table, fair value of shares held in the employee stock ownership plan and the restricted stock awards is assumed to be the offering price of $10.00 per share.  The actual value of the shares held in the employee stock ownership plan and restricted stock awards will be determined based on their fair value as of the allocation date and the date the grants are made, respectively.  The fair value of stock options has been estimated at $ 2.68 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.0%; expected option life of 7.5 years; risk free interest rate of 1.89% (based on the ten-year Treasury Note rate); and a volatility rate of 19.34 % based on an index of publicly traded thrift holding company institutions.  The actual expense of the stock options will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

The value of the restricted stock awards will be based on the price of FS Bancorp’s common stock at the time those shares are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed.  The following table presents the total value of all restricted shares to be available for award and issuance under the equity incentive plan, assuming the shares for the plan are issued in a range of market prices from $8.00 per share to $14.00 per share.

Share Price	83,300 Shares Awarded at Minimum of Range	98,000 Shares Awarded at Midpoint of Range	112,700 Shares Awarded at Maximum of Range	129,605 Shares Awarded at Maximum of Range, as adjusted
(Dollars in thousands, except per share price)
$8.00	$666	$784	$902	$1,037
$10.00	$833	$980	$1,127	$1,296
$12.00	$1,000	$1,176	$1,352	$1,555
$14.00	$1,166	$1,372	$1,578	$1,814

The grant-date fair value of the options granted under the equity incentive plan will be based in part on the price of FS Bancorp’s common stock at the time the options are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed.  The value also will depend on the various assumptions utilized in estimating the value using the Black-Scholes option pricing model.  The following table presents the total estimated value of the options to be available for grant under the equity incentive plan, assuming the market price and exercise price for the stock options are equal, with a range of market prices for the shares from $8.00 per share to $14.00 per share.

Market/ Exercise Price Per Share	Grant-Date Fair Value Per Option	208,250 Options at Minimum of Range	245,000 Options at Midpoint of Range	281,750 Options at Maximum of Range	324,013 Options at Maximum of Range, as adjusted
(Dollars in thousands, except per share information)
$8.00	$2.14	$446	$524	$603	$693
$10.00	$2.68	$558	$657	$755	$868
$12.00	$3.22	$671	$789	$907	$1,043
$14.00	$3.75	$781	$919	$1,057	$1,215

For a further discussion of benefits to management, see “Management.”

Conditions to Completing the Conversion and Offering

We are conducting the conversion and offering under the terms of our plan of conversion.  We cannot complete the conversion and offering unless:

●	our plan of conversion is approved by at least a majority of votes eligible to be cast by depositors of 1st Security Bank of Washington;

●	we sell at least the minimum number of shares of common stock offered;

●	we receive approval from the Washington Department of Financial Institutions and no objection from the Federal Deposit Insurance Corporation to complete the conversion and offering; and

●	We receive approval from the Board of Governors of the Federal Reserve System for the formation of the bank holding company.

Stock Information Center

If you have any questions regarding the offering or our conversion to stock form, please call us, toll free, at (___) ___-____, Monday through Friday, between 7:00 a.m. and 4:00 p.m., Pacific time.  You can also stop into our Stock Information Center located at 6920 220th Street SW, Mountlake Terrace, Washington, Tuesday through Thursday from 8:00 a.m. to 5:00 p.m. to speak with a stock center representative.  The Stock Information Center will be closed weekends and bank holidays.  The banking operations portion of our office is separate and apart from the Stock Information Center and will not have offering materials.

To ensure that you receive a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver any prospectus later than two days prior to the date.  Stock order forms may only be distributed with or preceded by a prospectus.

By signing the stock order form, you are acknowledging your receipt of a prospectus and your understanding that the shares are not a deposit account and are not insured or guaranteed by FS Bancorp or 1st Security Bank of Washington, or the Federal Deposit Insurance Corporation or any other federal or state governmental agency.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights.  The subscription offering and all subscription rights will expire at 12:00 Noon, Pacific time, on _________ __, 2012, whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates

Certificates representing shares of common stock issued in the offering will be mailed to the persons entitled to receive these certificates at the certificate registration address noted on the order form, as soon as practicable following completion of the offering.  Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Subscription Rights

Subscription rights are not allowed to be transferred, and we will act to ensure that you do not do so.  We will not accept any stock orders that we believe involve the transfer of subscription rights.

Restrictions on the Acquisition of FS Bancorp, Inc.

Federal regulations, as well as provisions contained in the articles of incorporation, restrict the ability of any person, firm or entity to acquire FS Bancorp or a controlling interest in its capital stock.  These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Board of Governors of the Federal Reserve System before acquiring in excess of 10% of the voting stock of FS Bancorp.  Additionally, Washington Department of Financial Institutions regulations prohibit anyone from acquiring FS Bancorp for a period of three years following the offering, unless this prohibition is waived by the Washington Department of Financial Institutions.  See “Risk Factors - Risks Related to the Offering - The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of FS Bancorp.”

Important Risks in Owning FS Bancorp’s Common Stock

Before you decide to purchase stock, you should read the “Risk Factors” beginning on page 18 of this prospectus.

RISK FACTORS

You should consider these risk factors, in addition to the other information in this prospectus, in deciding whether to make an investment in FS Bancorp’s stock.

Risks Related to Our Business

Our financial condition and results of operations are dependent on the economy, particularly in 1st Security Bank of Washington’s market area.  The current economic conditions in the market area we serve may continue to impact our earnings adversely and could increase the credit risk of our loan portfolio.

Our primary market area is concentrated in the Puget Sound region of Washington.  Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control.  Adverse economic conditions in our region, including an increase in the level of unemployment, a decline in real estate values and the loss of major employers such as Washington Mutual, have reduced our rate of growth, affected our customers’ ability to repay loans and adversely impacted our financial condition and earnings.  General economic conditions, including inflation, unemployment and money supply fluctuations, also may affect our profitability adversely.  Weak economic conditions and ongoing strains in the financial and housing markets have resulted in higher levels of loan delinquencies, problem assets and foreclosures and a decline in the values of the collateral securing our loans.

A further deterioration in economic conditions in the market area we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:

●	demand for our products and services may decline;

●	loan delinquencies, problem assets and foreclosures may increase;

●	collateral for our loans may further decline in value; and

●	the amount of our low-cost or non-interest-bearing deposits may decrease.

Our loan portfolio possesses increased risk due to our large percentage of consumer loans.

Our consumer loans accounted for approximately $ 114.2 million or 51.7 % of our total loan portfolio as of December 31, 2011 of which $ 81.1 million ( 71.0 % of total consumer loans) consisted of indirect home improvement loans (some of which were not secured by a lien on the real property), $ 24.5 million ( 21.4 % of total consumer loans) consisted of recreational loans, predominantly boats, $5.8 million ( 5.1 % of total consumer loans) consisted of automobile loans and $2.8 million (2.4% of total consumer loans) consisted of other consumer loans.  Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on owner-occupied, one- to four-family residential properties.  As a result of our large portfolio of consumer loans, it may become necessary to increase the level of our provision for loan losses, which would reduce our profits.  Consumer loans generally entail greater risk than do one to four-family residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles and boats.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  In addition, most of our consumer loans are originated indirectly by or through third parties, which presents greater risk than our direct lending products which involves direct contact between us and the borrower.  See “Business of 1st Security Bank of Washington - Lending Activities - Consumer Lending” and “- Asset Quality.”

Our business could suffer if we are unsuccessful in making, continuing and growing relationships with home improvement contractors and dealers.

Our indirect home improvement lending, which is the largest component of our loan portfolio, is reliant on our relationships with home improvement contractors and dealers.  In particular, our indirect home improvement loan operations depend in large part upon our ability to establish and maintain relationships with reputable contractors and dealers who originate loans at the point of sale.  Our indirect home improvement contractor/dealer network is currently comprised of approximately 150  active contractors and dealers with businesses located throughout Washington and Oregon, with approximately 10 contractors/dealers responsible for more than half of this loan volume.  Indirect home improvement loans totaled $ 81.1 million, or 36.7 % of our gross loan portfolio, as of December 31, 2011, reflecting approximately 13,700 loans with an average balance of approximately $ 6,000.

Although we have relationships with home improvement contractors/dealers, our relationships generally are not exclusive, some of them are newly established and they may be terminated at any time. As a result of the recent economic downturn and contraction of credit to both contractors/dealers and their customers, there has been an increase in business closures and our existing contractor/dealer base has experienced decreased sales and loan volume, and may continue to experience decreased sales and loan volume in the future, which may have an adverse effect on our business, results of operations and financial condition.  In addition, if a competitor were to offer better service or more attractive loan products to our contractor/dealer partners, it is possible that our partners would terminate their relationships with us or recommend customers to our competitors. If we are unable to continue to grow our existing relationships and develop new relationships, our results of operations and financial condition could be adversely affected.

In order to maintain our indirect home improvement loan volume, we are considering expanding this line of business into the State of California.  We are currently testing the California market with a limited number of contractors/dealers.  To the extent we determine to move forward with our indirect home improvement lending program in California, we will need to add contractors and dealers and may require more account executives and contractor/dealer management resources to manage existing and solicit new contractor/dealer relationships.  As application volume for loans increases, we may also require more processing and underwriting staff and, as the portfolio grows, we will require more servicing and collections staff.  The additional staff will increase our noninterest expense.  If we cannot generate a sufficient volume of loans our results of operations may be adversely affected.

A significant portion of our business involves commercial business and commercial real estate lending which is subject to various risks that could adversely impact our results of operations and financial condition.

At December 31, 2011, our loan portfolio included $ 73.4 million of commercial and multi-family real estate loans and commercial business loans, or approximately 33.2 % of our total gross loan portfolio, compared to $ 37.5 million, or 15.6%, at December 31, 2007. We have been increasing and intend to continue to increase, subject to market demand, our origination of commercial real estate and commercial business loans after this offering.  The credit risk related to these types of loans is considered to be greater than the risk related to one- to four-family residential loans because the repayment of commercial real estate loans and commercial business loans typically is dependent on the successful operations and income stream of the borrowers’ business and the value of the real estate securing the loan as collateral, which can be significantly affected by economic conditions.

Our renewed focus on these types of lending will increase our risk profile relative to traditional one- to four-family lenders as we continue to implement our business strategy.  Although commercial business and commercial real estate loans are intended to enhance the average yield of our earning assets, they do involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with one- to four-family loans for a number of reasons.  Among other factors, these loans involve larger balances to a single borrower or groups of related borrowers.  Since commercial business and commercial real estate loans generally have large balances, if we make any errors in judgment in the collectibility of these loans, we may need to significantly increase our provision for loan losses since any resulting charge-offs will be larger on a per loan basis.  Consequently, this could materially adversely affect our future earnings.  Collateral evaluation and financial statement analysis in these types of loans also requires a more detailed analysis at the time of loan underwriting and on an ongoing basis.  Finally, if we foreclose on a commercial real estate loan, our holding period for the collateral, if any, typically is longer than for a one- to four-family residence because the secondary market for most types of commercial real estate is not readily liquid, so we have less opportunity to mitigate credit risk by selling part or all of our interest in these assets.  See “Business of 1st Security Bank of Washington - Lending Activities -- Commercial Real Estate Lending” and “-- Commercial Business Lending.”  At December 31, 2011, we had $ 427,000 of non-performing commercial business loans and no non-performing commercial real estate loans in our portfolio.

We are expanding our mortgage warehouse lending program which is subject to various risks that could adversely impact our results of operations and financial condition.

  In October 2009, we commenced a mortgage warehouse lending program.   Our mortgage warehouse lending program focuses on nine (9) Pacific Northwest mortgage banking companies.  We provide short term funding to the mortgage banking companies for the purpose of originating residential mortgage loans for sale into the secondary market.  Our warehouse lending lines are secured by the underlying notes associated with mortgage loans made to borrowers by the mortgage banking company and we generally require guarantees from the principle shareholder(s) of the mortgage banking company.  These loans are repaid when the note is sold by the mortgage bank into the secondary market, with the proceeds from the sale used to pay down the outstanding loan before being dispersed to the mortgage bank.  As of December 31, 2011, we had approved warehouse lending lines in varying amounts up to $4.0 million with each of nine companies, for an aggregate amount of $ 35.5 million.  During the year ended December 31, 2011, we processed approximately 900 loans and funded approximately $ 226.6 million under this program.  Our mortgage warehouse related gross revenues totaled $ 498,000 for the year ended December 31, 2011.

There are numerous risks associated with this type of lending, which include, without limitation, (i) credit risks relating to the mortgage bankers that borrow from us, (ii) the risk of intentional misrepresentation or fraud by any of these mortgage bankers, (iii) changes in the market value of mortgage loans originated by the mortgage banker, the sale of which is the expected source of repayment of the borrowings under the warehouse line of credit, due to changes in interest rates during the time in warehouse, (iv) unsalable or impaired mortgage loans so originated, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage banker, and (v) the volatility of mortgage loan originations.

Additionally, the impact of interest rates on our mortgage warehouse lending business can be significant. Changes in interest rates can impact the number of residential mortgages originated and initially funded under mortgage warehouse lines of credit and thus our mortgage warehouse related revenues.  A decline in mortgage rates generally increases the demand for mortgage loans. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be originated.

Our lending limit may limit our growth.

At December 31, 2011, there was no specified maximum amount that we could have loaned to any one borrower and the borrower’s related entities under applicable State of Washington regulations.  Our internal policy, however, limits loans to one borrower and the borrower’s related entities to 20% of our unimpaired capital and surplus, or approximately $ 5.4 million at December 31, 2011, without the express prior consent of our board of directors.  These amounts are significantly less than that of many of our competitors and may discourage potential commercial borrowers who have credit needs in excess of our lending limit from doing business with us. Our lending limit also impacts the efficiency of our commercial lending operation because it tends to lower our average loan size, which means we have to generate a higher number of transactions to achieve the same portfolio volume.  We can accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not efficient or always available. We may not be able to attract or maintain clients seeking larger loans or may not be able to sell participations in these loans on terms we consider favorable.

We are expanding our residential construction lending which is subject to various risks that could adversely impact our results of operations and financial condition.

To assist us in expanding our residential construction lending program, we hired several new experienced construction lenders in the third quarter of 2011.   Our residential construction lending program will focus on the origination of loans, both pre-sold and speculative, for the purpose of constructing and selling primarily one to four-family residences within our market area.  Our construction and development loans totaled $ 10.1 million, or 4.6%, of total gross loans at December 31, 2011.

Construction and development lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project.  If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project.  If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment.  Speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences.  Loans on land under development or held for future construction pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.  These risks can be significantly impacted by supply and demand.  As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest.

Revenue from mortgage banking operations are sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market, higher interest rates or new legislation and may adversely impact our financial condition and results of operations.

In an effort to diversify our revenue streams and to generate additional income, we recently hired several experienced bankers to reintroduce in-house originations of residential mortgage loans through a mortgage banking program.  We expect to hire additional staff as loan volume increases.  Our mortgage banking program, which went on-line in the fourth quarter of 2011, will be dependent upon our ability to originate and sell loans to investors.  We expect to generate mortgage revenues primarily from gains on the sale of one-to four-family residential loans underwritten to programs currently offered by Fannie Mae, Freddie Mac, FHA, VA, USDA Rural Housing and other non-GSE investors.  These entities account for a substantial portion of the secondary market in residential mortgage loans.  We will be selling loans on both a servicing retained and servicing released basis utilizing market execution analysis and customer relationships as the criteria.  Any future changes in these programs, our eligibility to participate in these programs, the criteria for loans to be accepted or laws that significantly affect the activity of these entities could, in turn, materially adversely affect the success of our mortgage banking program and, consequently, our results of operations.

Mortgage loan production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect mortgage originations and, consequently, adversely affect income from mortgage lending activities.

Currently, as a result of government actions and other economic factors related to the economic downturn, interest rates are at historically low levels. It is unknown how long interest rates will remain at these historically low levels.  To the extent that market interest rates increase in the future, our ability to originate mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would adversely affect our ability to generate mortgage revenues, and consequently noninterest income.  Because interest rates depend on factors outside of our control, we cannot eliminate the interest rate risk associated with our mortgage operations.

Our results of operations will also be affected by the amount of noninterest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs.  If we cannot generate a sufficient volume of loans for sale our results of operations may be adversely affected.  In addition, during periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

Finally, deteriorating economic conditions may also increase the potential for home buyers to default on their mortgages. In certain of these cases where we have originated loans and sold them to investors, we may be required to repurchase loans or provide a financial settlement to investors if it is proven that the borrower failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable or when the loan was not underwritten in accordance with the loan program specified by the loan investor. Such repurchases or settlements would also adversely affect our net income.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could be reduced.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.  In determining the amount of the allowance for loan losses, we review our loans and our historical loss and delinquency experience, and evaluate economic conditions.  Management recognizes that significant new growth in loan portfolios, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner.  If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to our allowance.  Material additions to our allowance could materially decrease our net income.  Our allowance for loan losses was 2.0 % of total gross loans, and 195.1 % of non-performing loans at December 31, 2011, compared to 2.5% and 3.1% of total gross loans, and 93.7% and 99.3% of non-performing loans at December 31, 2010 and 2009, respectively.  In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs.  Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

The unseasoned nature of our commercial business and commercial real estate portfolios may result in difficulties in judging collectibility, which may lead to additional provisions or charge-offs, which would reduce our profits.

During the periods from January 1, 2009 through December 31, 2011, we originated in the aggregate $ 77.1 million in commercial business (excluding warehouse lending activities) and commercial real estate (including multi-family) loans of which $ 46.9 million, or 60.8%, are included in our gross loan portfolio at December 31, 2011.  As a result, a significant portion of our portfolio is relatively unseasoned and, although these loans are not to subprime borrowers, they may not have had sufficient time to perform to properly indicate the magnitude of potential losses.  These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business.  Currently, we are expanding our existing commercial real estate, commercial business and residential construction lending programs.  We also reintroduced in-house originations of residential mortgage loans through a mortgage banking program in the fourth quarter of 2011.   There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to successfully integrate new personnel hired to grow our residential construction lending program, or our mortgage banking operations, our business may be adversely affected.

We have recently hired a number of experienced bankers in the areas of residential construction lending and residential mortgage banking.  We expect to hire additional personnel in these areas in order to successfully carryout our business plan.  The difficulties in hiring and training new personnel include integrating personnel with different business backgrounds, and combining different corporate cultures, while retaining other key employees.  The process of integrating personnel could cause an interruption of, or loss of momentum in, our operations and the loss of customers and key personnel.  In addition, we may not realize expected revenue increases and other projected benefits from the increased emphasis in these lending areas.  Any delays or difficulties encountered in connection with integrating and growing of this portion of our operations could have an adverse effect on our business and results of operations or otherwise adversely affect our ability to achieve the anticipated results.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but these changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities and (iii) the average duration of our mortgage-backed securities portfolio and other interest-earning assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk.”

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business.  An inability to raise funds through deposits, borrowings, the sale of loans or other sources could have a substantial negative effect on our liquidity.  Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general.  Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Washington markets in which our loans are concentrated or adverse regulatory action against us.  Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity.”

Loss of key employees may disrupt relationships with certain customers.

Our business is primarily relationship-driven in that some of our business development and relationship managers have extensive customer relationships.  Loss of such key personnel could result in the loss of some of our customers.  While we believe our relationship with our key producers is good, we cannot guarantee that all of our key personnel will remain with our organization.

We operate in a highly competitive industry and market area.

 We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources.  These competitors primarily include national, regional and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, mortgage banking finance companies, brokerage firms, insurance companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.  Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking.  Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.  Many of our competitors have fewer regulatory constraints and may have lower cost structures.  Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors including the following:

●	the ability to develop, maintain and build upon long-term customer relationships based on top-quality service, high ethical standards and safe, sound assets;

●	the ability to expand our market position;

●	the scope, relevance and pricing of products and services offered to meet customer needs and demands;

●	the rate at which we introduce new products and services relative to our competitors;

●	customer satisfaction with our level of service; and

●	industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations. See “Business of 1st Security Bank of Washington - Competition.”

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including new financial reform legislation recently enacted by Congress that is expected to increase our costs of operations.

We are currently subject to extensive examination, supervision and comprehensive regulation by the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions.  The Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions govern the activities in which we may engage, primarily for the protection of depositors and the Deposit Insurance Fund.  These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on an institution’s operations, reclassify assets, determine the adequacy of an institution’s allowance for loan losses and determine the level of deposit insurance premiums assessed.

Additionally,  the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has significantly changed the bank regulatory structure and will affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies.  The Dodd-Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress.  The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on 1st Security Bank of Washington.  For example, a provision of the Dodd-Frank Act eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts.  Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for Federal Deposit Insurance Corporation insurance assessments.  Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution.  The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, and non-interest-bearing transaction accounts have unlimited deposit insurance through December 31, 2013.

The Dodd-Frank Act requires publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments and authorizes the Securities and Exchange Commission to promulgate rules that would allow stockholders to nominate their own candidate using a company’s proxy materials.  The legislation also directs the Federal Reserve to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded or not.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws.  The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.  The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.  Financial institutions such as 1st Security Bank of Washington with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks.  However, it is expected that at minimum they will increase our operating and compliance costs and could increase our interest expense.  Any additional changes in our regulation and oversight, whether in the form of new laws, rules and regulations could make compliance more difficult or expensive or otherwise materially adversely affect our business, financial condition or prospects.

If our investment in the Federal Home Loan Bank of Seattle becomes impaired, our earnings and shareholders’ equity could decrease.

At December 31, 2011 we owned $1.8 million in Federal Home Loan Bank of Seattle stock.  We are required to own this stock to be a member of and to obtain advances from our Federal Home Loan Bank.  This stock is not marketable and can only be redeemed by our Federal Home Loan Bank, which currently is not redeeming any excess member stock.  Our Federal Home Loan Bank’s financial condition is linked, in part, to the eleven other members of the Federal Home Loan Bank System and to accounting rules and asset quality risks that could materially lower their capital, which would cause our Federal Home Loan Bank stock to be deemed impaired, resulting in a decrease in our earnings and assets.

Risks Related to this Offering

Our operating expenses are high as a percentage of our net interest income, making it more difficult to maintain profitability.  After this offering, our expenses will increase.  Our return on equity also will be low compared to other companies.  These factors could negatively impact the price of our stock.

Like many smaller financial institutions, our non-interest expense, which consists primarily of the costs associated with operating our business, represents a high percentage of the income we generate.  The cost of generating our income is measured by our efficiency ratio, which represents non-interest expense divided by the sum of our net interest income and our non-interest income.  The lower our efficiency ratio is, the more effective our ability to generate income from our operations.  For the years ended December 31, 2011, 2010 and 2009, our efficiency ratios were 75.5%, 70.3 % and 84.8%, respectively.  Generally, this means that we spent approximately $ 0.76, $0.70 and $ 0.85 during the years ended December 31, 2011, 2010 and 2009, respectively, to generate $1.00 of income.

The proceeds we will receive from the sale of our common stock will increase our capital substantially.  It will take us a significant period of time to fully deploy these proceeds in our business operations.  Our compensation expenses will increase as a result of the costs associated with the employee stock ownership plan, the proposed stock-based equity incentive plan and the other costs of being a public company.  In addition the Federal Deposit Insurance Corporation could increase insurance premiums, which would increase non-interest expense.  See “How We Are Regulated – Insurance of Accounts and Regulation by the Federal Deposit Insurance Corporation.”  Therefore, we expect our return on equity to be less than many of our regional and national peers.  This low return on equity could hurt our stock price.  We do not know when or if we will achieve returns on equity that are comparable to industry peers.  For further information regarding pro forma income and expenses, see “Pro Forma Data.”

While we have been profitable recently, we recorded a loss in each of the years in the three year period ended December 31, 2009, and if we cannot continue to generate and increase our income our stock price may be adversely affected.

Net income for the years ended December 31, 2011 and 2010 totaled $ 1.5 million and $1.6 million, respectively.  However, we experienced a $4.6 million net loss for the year ended December 31, 2009, a $3.8 million net loss for the year ended December 31, 2008 and a $4.1 million net loss for the year ended December 31, 2007.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  While we have identified and implemented various strategic initiatives to reduce costs and improve earnings, and intend to increase our interest-earning assets by leveraging the proceeds of this offering, our strategic initiatives may not succeed in generating and increasing income.  If we are unable to generate and increase income, our stock price may be adversely affected.  For a description of our strategic initiatives to improve earnings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Business and Operating Strategy and Goals.”

Our net operating loss carryforwards could be substantially limited or eliminated if we experience an ownership change as defined in the Internal Revenue Code.

As of December 31, 2011 we had approximately $ 7.4 million of net operating losses (“NOLs”). Our ability to use our NOLs and other pre-ownership change losses (collectively, “Pre-Change Losses”) to offset future taxable income will be limited, and may be eliminated, if we experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended from time to time (the “Code”). Although we do not expect that the offering itself will result in an ownership change, without taking into account the effects or likelihood of future transactions in our common stock, we could be close to the “ownership change” threshold upon completion of the offering.

In general, an ownership change will occur if there is a cumulative increase in our ownership by “5% shareholders” (as defined in the Code) that exceeds 50% over a rolling three-year period. If we experience an ownership change our Pre-Change Losses will be subject to an annual limitation of their use, which is generally equal to the fair market value of our outstanding stock immediately before the ownership change multiplied by the long-term tax-exempt rate, which is currently 3.55 % for ownership changes occurring in December 2011. Depending on the size of the annual limitation (which is in part a function of our market capitalization at the time of the ownership change) and the remaining carryforward period for our Pre-Change Losses (U.S. federal net operating losses generally may be carried forward for a period of 20 years), we could realize a permanent loss of some or all of our Pre-Change Losses, which could have a material adverse effect on our results of operations and financial condition.

The determination of an ownership change under Section 382 of the Code is often complex, particularly in our case, because of the absence of precedents involving mutual to stock conversions.

The market for stock of financial institutions has been unusually volatile lately and our stock price may decline when trading commences.

If you purchase shares in the offering you might not be able to sell them later at or above the $10.00 purchase price.  Publicly traded stock, including stock of financial institutions, has recently experienced substantial market price volatility.  In several recent transactions, shares of common stock issued by newly converted savings institutions have traded below the price at which the shares were sold in the offering conducted by those companies.

The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal and may not be indicative of the actual value of FS Bancorp.

The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock.  The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time.  After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of FS Bancorp and the outlook for the financial institutions industry in our region and in general.

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

FS Bancorp has never issued stock and, therefore, there is no current trading market for the shares of common stock.  While we expect our common stock to be quoted on the Nasdaq Capital Market under the symbol “FSBW,” we cannot predict whether an active and liquid trading market for our common stock will develop.  Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops.  A limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice.  A limited trading market could also result in a wider spread between the bid and ask price for the stock, meaning the highest price being offered for shares for sale at any particular time may be further from the lowest price being offered by buyers for the stock at that moment than if the stock were more actively traded (the difference between the bid and ask price being the “spread” for the stock).  This could make it more difficult to sell a large number of shares at one time and could mean the sale of a large number of shares at one time could depress the market price.  See “Market for the Common Stock.”

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company.  We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team.  Compliance with the Sarbanes-Oxley Act of 2002, particularly Section 404 of the Sarbanes-Oxley Act regarding required internal controls and procedures, and the related rules and regulations of the SEC will require us to assess our internal controls and procedures and evaluate our accounting systems.  In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion.  As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired.  These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Management and the board of directors have significant discretion over the investment of the offering proceeds and may not be able to achieve acceptable returns on the proceeds from the offering.

The board of directors and management of FS Bancorp will have discretion in the investment of the capital raised in this offering.  We will use a portion of the net proceeds retained to finance the purchase of common stock in the offering by the employee stock ownership plan and may use the remaining net proceeds to pay dividends to shareholders, repurchase shares of common stock, purchase securities, deposit funds in 1st Security Bank of Washington or other financial institutions, acquire other financial services companies or for other general corporate purposes.  1st Security Bank of Washington may use the proceeds it receives to fund new loans, purchase securities, or for general corporate purposes.  We have not, however, identified specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of these applications.  Our failure to utilize these funds effectively could reduce our profitability.  We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long we will need to effectively deploy the proceeds.  Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of FS Bancorp.

Our board of directors and executive officers intend to purchase in the aggregate approximately 4.1 % and 3.1 % of our common stock at the minimum and maximum of the offering range, respectively.  These purchases, together with the purchase by the employee stock ownership plan of 8.0% of the aggregate shares sold in the offering, as well as the potential acquisition of common stock through the proposed equity incentive plan could result in ownership by insiders of FS Bancorp in excess of 25.0 % of the total shares issued in the offering at the maximum of the offering range.  This insider ownership and provisions in our articles of incorporation and bylaws may discourage attempts to acquire FS Bancorp, pursue a proxy contest for control of FS Bancorp, assume control of FS Bancorp by a holder of a large block of common stock, and remove FS Bancorp’s management, all of which shareholders might think are in their best interests.  These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock.  See “Restrictions on Acquisition of FS Bancorp, Inc. and 1st Security Bank of Washington - Anti-takeover Provisions in FS Bancorp’s Articles of Incorporation and Bylaws.”

In addition, the business corporation law of Washington, the state where FS Bancorp is incorporated, provides for certain restrictions on acquisition of FS Bancorp.  Furthermore, federal law restricts acquisitions of control of bank holding companies such as FS Bancorp.

The implementation of an equity incentive plan may dilute your ownership interest.

We intend to adopt an equity incentive plan following the offering.  This stock-based incentive plan will be funded through either open market purchases, if permitted, or from the issuance of authorized but unissued shares of our common stock.  In the event authorized but unissued shares of our common stock are used to fund stock options or awards of shares of common stock under the plan in amounts equal to 10.0% and 4.0%, respectively, of the shares to be outstanding after the offering, shareholders would experience dilution in their ownership interest of 9.1% and 3.9%, respectively, or 12.3% in the aggregate.  See “Pro Forma Data” and “Management - Benefits to Be Considered Following Completion of the Conversion.”

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations.  We believe the net proceeds of this offering will be sufficient to permit 1st  Security Bank of Washington to maintain regulatory capital compliance for the foreseeable future.  Nonetheless, we may at some point need to raise additional capital to support continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance.  Accordingly, we may not be able to raise additional capital if needed on terms that are acceptable to us, or at all.  If we cannot raise additional capital when needed, our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected.  In addition, if we are unable to raise additional capital when required by Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions, we may be subject to additional adverse regulatory action.  See “How We Are Regulated.”

SELECTED FINANCIAL AND OTHER DATA

The Financial Condition Data as of December 31, 2011 and 2010 and the Operating Data for the years ended December 31, 2011 and 2010 presented below are derived from the audited financial statements and related notes included elsewhere in the prospectus.  The following information is only a summary and you should read it in conjunction with our financial statements and related notes beginning on page F - 1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Selected Financial Condition Data:

Total assets	$283,793	$292,334	$281,836	$255,368	$263,066
Loans receivable, net(1)	217,131	230,822	231,441	222,974	237,807
Investment securities available-for-sale, at fair value	26,899	7,642	603	2,834	4,485
Investment securities, at amortized cost:
Corporate debt securities	---	---	---	---	136
Federal Home Loan Bank stock	1,797	1,797	1,797	1,797	1,797
Deposits	246,418	243,957	230,985	216,056	208,863
Borrowings	8,900	21,900	25,900	9,400	19,800
Total equity	26,767	24,795	23,315	27,862	31,689

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Selected Operations Data:

Total interest and dividend income	$16,478	$17,333	$16,404	$16,899	$17,619
Total interest expense	3,006	3,886	4,521	5,798	6,942
Net interest income	13,472	13,447	11,883	11,101	10,677
Provision for loan losses	2,369	3,480	7,067	4,937	578
Net interest income after provision
for loan losses	11,103	9,967	4,816	6,164	10,099
Fees and service charges	1,971	2,255	2,839	2,667	2,718
Gain (loss) on sale on assets	172	1,006	1,398	(306)	7
Other noninterest income	332	406	252	552	640
Total noninterest income	2,475	3,667	4,489	2,913	3,365
Total noninterest expense	12,033	12,032	13,879	12,881	17,322
Income (loss) before provision for taxes	1,545	1,602	(4,574)	(3,804)	(3,858)
Income tax provision	---	---	---	---	271
Net income (loss)	$1,545	$1,602	$(4,574)	$(3,804)	$(4,129)

(1)        Net of allowances for loan losses, loans in process and deferred loan fees.

	At or For the
	Years Ended December 31,
	2011	2010	2009	2008	2007

Selected Financial Ratios and Other Data:
Performance ratios:
Return on assets (ratio of net income (loss) to
average total assets)	0.56%	0.60%	(1.75)%	(1.55)%	(1.60)%
Return on equity (ratio of net income (loss)
to average equity)	5.92%	6.54%	(16.84)%	(11.95)%	(11.82)%
Yield on average interest-earning assets	6.34%	6.86%	6.62%	7.30%	7.28%
Rate paid on average interest-bearing liabilities	1.31%	1.75%	2.12%	2.99%	3.50%
Interest rate spread information:
Average during period	5.04%	5.11%	4.50%	4.31%	3.79%
End of period	5.50%	4.99%	4.17%	4.24%	3.78%
Net interest margin(1)	5.19%	5.32%	4.79%	4.80%	4.41%
Operating expense to average total assets	4.35%	4.49%	5.32%	5.24%	6.69%
Average interest-earning assets to average
interest-bearing liabilities	112.90%	113.98%	116.01%	119.50%	121.83%
Efficiency ratio (2)	75.46%	70.31%	84.77%	91.92%	123.36%

Asset quality ratios:
Non-performing assets to total assets at end of period (3)	2.43%	3.45%	4.64%	0.99%	0.08%
Non-performing loans to total gross loans (4)	1.01%	2.66%	3.12%	1.09%	0.08%
Allowance for loan losses to non-performing loans (4)	195.11%	93.70%	99.34%	225.00%	1499.45%
Allowance for loan losses to gross loans receivable	1.97%	2.50%	3.10%	2.45%	1.14%

Capital ratios:
Equity to total assets at end of period	9.43%	8.48%	8.27%	10.91%	12.05%
Average equity to average assets	9.44%	9.13%	10.40%	12.95%	13.50%

Other data:
Number of full service offices	6	6	8	12	12
Full-time equivalent employees	86	79	84	112	125

(1)	Net interest income divided by average interest earning assets.
(2)	Total non-interest expense as a percentage of net interest income and total other non-interest income.
(3)	Non-performing assets consists of non-performing loans (which include non-accruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.
(4)	Non-performing loans consists of non-accruing loans and accruing loans more than 90 days past due.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions.  Forward-looking statements include:

●	statements of our goals, intentions and expectations;

●	statements regarding our business plans, prospects, growth and operating strategies;

●	statements regarding the quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties.  Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

●	general economic conditions, either nationally or in our market area, that are worse than expected;

●
the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

●	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market area;

●	increases in premiums for deposit insurance;

●	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

●	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

●	increased competitive pressures among financial services companies;

●
our ability to execute our plans to grow our residential construction lending, our mortgage banking operations and our warehouse lending and the geographic expansion of our indirect home improvement lending;

●	our ability to attract and retain deposits;

●	our ability to control operating costs and expenses;

●	changes in consumer spending, borrowing and savings habits;

●	our ability to successfully manage our growth;

●
legislative or regulatory changes that adversely affect our business, including the effect of the Dodd-Frank Act, changes in regulation policies and principles, or the interpretation of regulatory capital or other rules;

●	adverse changes in the securities markets;

●	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;

●	costs and effects of litigation, including settlements and judgments;

●	inability of key third-party vendors to perform their obligations to us; and

●	other economic, competitive, governmental, regulatory and technical factors affecting our operations, pricing, products and services and other risks described elsewhere in this prospectus.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee.  Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

FS BANCORP, INC.

We are a newly formed Washington corporation.  We are conducting the stock offering in connection with the conversion of 1st Security Bank of Washington from the mutual to the stock form of organization.  Following the completion of the offering, we will be a bank holding company and our primary regulator will be the Board of Governors of the Federal Reserve System.  See “How We Are Regulated - Regulation and Supervision of FS Bancorp, Inc.”

Following the conversion we will have no significant assets other than all of the outstanding shares of common stock of 1st Security Bank of Washington, the net proceeds we keep from the offering and a loan to the FS Bancorp employee stock ownership plan.  We will have no significant liabilities.  See “How We Intend to Use the Proceeds From this Offering.”  Our board of directors and management, and the board of directors and management of 1st Security Bank of Washington, are substantially the same.  We utilize the support staff and offices of 1st Security Bank of Washington and pay 1st Security Bank of Washington for these services.  If we expand or change our business in the future, we may hire our own employees.

The principal executive offices of FS Bancorp are located at 6920 220th Street SW, Mountlake Terrace, Washington 98043 and its telephone number is (425) 771-5299.

1st SECURITY BANK OF WASHINGTON

1st Security Bank of Washington is a relationship-driven community bank.  We deliver banking and financial services to local families, local and regional businesses and industry niches within distinct Puget Sound area communities.  We emphasize long-term relationships with families and businesses within the communities we serve, working with them to meet their financial needs.  We are also actively involved in community activities and events within these market areas, which further strengthens our relationships within these markets.  We have been serving the Puget Sound area since 1936.  Originally chartered as a credit union, previously known as Washington’s Credit Union, we served various select employment groups.  On April 1, 2004, we converted from a credit union to a Washington state-chartered mutual savings bank.  Upon completion of the conversion, 1st Security Bank of Washington will be a Washington state-chartered stock savings bank and the wholly owned subsidiary of FS Bancorp.  At December 31, 2011, we maintained six branch locations, along with our headquarters, and had total assets of $ 283.8 million, total deposits of $ 246.4 million and total equity of $ 26.8 million.

1st Security Bank of Washington is a diversified lender with a focus on the origination of home improvement loans, commercial real estate mortgage loans, commercial business loans and second mortgage/home equity loan products.  Consumer loans, in particular indirect home improvement loans, represent the largest portion of the loan portfolio and have traditionally been the mainstay of the bank’s lending strategy, a carryover from its days as a credit union.  Going forward, we plan to place more emphasis on certain lending products, such as commercial real estate, commercial business and residential construction lending, while maintaining the current size of our consumer loan portfolio.  We also recently reintroduced in-house originations of residential mortgage loans, primarily for sale into the secondary market, through a mortgage banking program.  Our future lending strategies are intended to take advantage of: (1) our historical strength in indirect consumer lending, (2) recent market dislocation that has created new lending opportunities, and (3) relationship lending. Retail deposits will continue to serve as an important funding source.  See “Risk Factors - Risks Related to Our Business.”  For more information regarding the business and operations of 1st Security Bank of Washington, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business of 1st Security Bank of Washington.”

1st Security Bank of Washington is examined and regulated by the Washington Department of Financial Institutions, its primary regulator, and by the Federal Deposit Insurance Corporation.  1st Security Bank of Washington is required to have certain reserves set by the Board of Governors of the Federal Reserve System and is a member of the Federal Home Loan Bank of Seattle, which is one of the 12 regional banks in the Federal Home Loan Bank System.

The principal executive offices of 1st Security Bank of Washington are located at 6920 220th Street SW, Mountlake Terrace, Washington 98043 and its telephone number is (425) 771-5299.

HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds will be between $ 18.7 million at the minimum of the offering range and $ 26.0 million at the maximum of the offering range and may be up to $30.2 million assuming an increase in the estimated offering range by 15%.  See “Pro Forma Data” and “The Conversion and Stock Offering - How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” as to the assumptions used to arrive at these amounts.

We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted
	(Dollars in thousands)

Retained by FS Bancorp	$7,694	$10,736	$12,485
Loan to employee stock ownership plan	1,666	2,254	2,592
Contributed to 1st Security Bank of Washington	9,360	12,990	15,077
Net proceeds from stock offering	$18,720	$25,980	$30,154

FS Bancorp will purchase all of the capital stock of 1st Security Bank of Washington to be issued in the offering in exchange for an amount of net proceeds sufficient for the bank to have at least 10% tangible capital upon completion of the offering.  In no event will less than 50% of the net proceeds be transferred to 1st Security Bank of Washington in exchange for its shares.  The portion of the net proceeds used by FS Bancorp to purchase the capital stock of 1st Security Bank of Washington will be added to the bank’s general funds for general corporate purposes.  The net proceeds 1st Security Bank of Washington receives from FS Bancorp are initially intended to be invested into short-term liquid investments.  In addition, a majority of the net proceeds retained by FS Bancorp, excluding the amount needed to fund the loan to the employee stock ownership plan, is expected to be deposited with 1st Security Bank of Washington as deposits, providing additional funds for reinvestment in earning assets.

Except as described above, neither FS Bancorp , nor 1st Security Bank of Washington , has any specific plans for the investment of the proceeds of this offering, nor have they allocated a specific portion of the proceeds to any particular use.  For a discussion of our business reasons for undertaking the conversion, see “The Conversion and Stock Offering - Our Reasons for the Conversion.”

FS Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable it to purchase up to 8% of the aggregate shares of common stock sold in the offering; or, alternatively, in the open market after the conversion.  Based upon the sale of 2,082,500 and 2,817,500 shares of common stock in the offering at the minimum and maximum of the estimated offering range, respectively, the loan to the FS Bancorp employee stock ownership plan would be $1.7 million and $2.3 million, respectively.  See “Management - Benefits to Be Considered Following Completion of the Conversion - Employee Stock Ownership Plan.”

Within one year after completion of the offering, FS Bancorp intends to adopt an equity incentive plan, subject to shareholder approval, and use a portion of its proceeds to fund the purchase of shares in the open market for the plan.  The equity incentive plan intends to purchase in the open market 4% of the aggregate shares sold in the offering, or $833,000 and $1.1 million at the minimum and maximum of the estimated offering range, respectively.

The net proceeds may vary because total expenses of the conversion may be more or less than those estimated.  The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of 1st Security Bank of Washington. Payments for shares made through withdrawals from existing deposit accounts at 1st Security Bank of Washington will not result in the receipt of new funds for investment by 1st Security Bank of Washington but will result in a reduction of 1st Security Bank of Washington’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

OUR POLICY REGARDING DIVIDENDS

The board of directors of FS Bancorp intends to pay cash dividends on the common stock in the future.  However, the amount and timing of any dividends has not yet been determined.  The payment of dividends will depend upon a number of factors, including capital requirements, FS Bancorp’s and 1st Security Bank of Washington’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions.  No assurances can be given that any dividends will be paid or that, if paid, dividends will not be reduced or eliminated in future periods.  FS Bancorp may file consolidated tax returns with 1st Security Bank of Washington.  Accordingly, it is anticipated that any cash distributions made by FS Bancorp to its shareholders would be treated as cash dividends and not as a return of capital for federal and state tax purposes.

Dividends from FS Bancorp will depend, in large part, upon receipt of dividends from 1st Security Bank of Washington, because FS Bancorp initially will have limited sources of funds other than the portion of the proceeds retained from this offering, dividends from 1st Security Bank of Washington, earnings from the investment of proceeds retained by FS Bancorp from the sale of shares of common stock and interest payments with respect to FS Bancorp’s loan to the FS Bancorp employee stock ownership plan.  Under Washington law, FS Bancorp is prohibited from paying a dividend if, as a result of its payment, it would be unable to pay its debts as they become due in the normal course of business, or if its total liabilities would exceed its total assets.  In addition, as a bank holding company, banking regulations prohibit a return of capital during the three-year term of the business plan submitted by FS Bancorp in connection with the stock offering.  See “How We Are Regulated – Limitations on Dividends and Stock Repurchases.”

MARKET FOR THE COMMON STOCK

FS Bancorp has never issued capital stock, and, consequently, there is no established market for the common stock at this time.  FS Bancorp has applied to have its common stock listed on the Nasdaq Capital Market under the symbol “FSBW.”  There can be no assurance, however, that FS Bancorp will meet Nasdaq’s listing requirements.  The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of FS Bancorp, 1st Security Bank of Washington or any market maker.  Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited.  There can be no assurance, however, that purchasers will be able to sell their shares at or above the initial purchase price of $10.00 per share.

CAPITALIZATION

The following table presents the capitalization of 1st Security Bank of Washington at December 31, 2011, and the pro forma consolidated capitalization of FS Bancorp after giving effect to the conversion, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Forma Data.”

	1st Security Bank of Washington Capitalization At December 31, 2011		FS Bancorp – Pro Forma Based Upon Sale at $10.00 Per Share
			2,082,500 Shares (Minimum of Range)		2,450,000 Shares (Midpoint of Range)		2,817,500 Shares (Maximum of Range)		3,240,125 Shares(1) (Maximum of Range, as Adjusted)
	(Dollars in thousands)

Deposits(2)		$246,418		$246,418		$246,418		$246,418		$246,418
Borrowings		8,900		8,900		8,900		8,900		8,900
Total deposits and borrowings		$255,318		$255,318		$255,318		$255,318		$255,318

Shareholders’ equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	$	---	$	---	$	---	$	---	$	---
Common stock, $0.01 par value, 45,000,000 shares authorized; shares to be issued as reflected		---		21		25		28		32
Additional paid-in capital		---		18,699		22,326		25,952		30,122
Retained earnings(3)		26,451		26,451		26,451		26,451		26,451
Accumulated other comprehensive income		316		316		316		316		316

Less:
Common stock to be acquired by the employee stock ownership plan(4)		---		(1,666)		(1,960)		(2,254)		(2,592)
Common stock to be acquired for restricted stock awards (5)		---		(833)		(980)		(1,127)		(1,296)

Total shareholders’ equity		$26,767		$42,988		$46,178		$49,366		$53,033

Total shareholders’ equity as a percentage of total assets		9.43%		14.33%		15.23%		16.11%		17.10%

(1)
As adjusted to give effect to an increase in the number of shares of common stock which would be offered as a result of a 15% increase in the estimated offering range to reflect demand for shares, changes in market and general financial conditions following the commencement of the subscription and community offerings or regulatory considerations.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion. These withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)
The retained earnings of 1st Security Bank of Washington will be substantially restricted after the conversion.  Additionally, 1st Security Bank of Washington will be prohibited from paying any dividend that would reduce its regulatory capital below the amount required for the liquidation account that will be set up in connection with the conversion.  See “The Conversion and Stock Offering - Effects of the Conversion - Depositors’ Rights if We Liquidate.”

(4)
Assumes that 8% of the shares sold in the offering will be purchased by the employee stock ownership plan financed by a loan from FS Bancorp.  The loan will be repaid principally from 1st Security Bank of Washington’s contributions to the employee stock ownership plan. Since FS Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on FS Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(5)
Assumes that a number of shares equal to 4.0% of the shares outstanding after the offering are purchased in the open market by the stock-based incentive plan, with funding from FS Bancorp, subsequent to the offering at the purchase price of $10.00 per share.  The stock-based incentive plan is subject to shareholder approval.

1st SECURITY BANK OF WASHINGTON
EXCEEDS ALL
REGULATORY CAPITAL REQUIREMENTS

At December 31, 2011, 1st Security Bank of Washington exceeded all of its applicable regulatory capital requirements.  The following table sets forth the regulatory capital of 1st Security Bank of Washington at December 31, 2011 and the pro forma regulatory capital of 1st Security Bank of Washington after giving effect to the conversion and offering, based upon the sale of the number of shares shown in the table.  The pro forma regulatory capital amounts reflect the receipt by 1st Security Bank of Washington of 50% of the net stock proceeds.  The pro forma risk-based capital amounts assume the investment of the net proceeds received by 1st Security Bank of Washington in assets that have a risk-weight of 20% or higher under applicable regulations, as if the net proceeds had been received and so applied at December 31, 2011.

			Pro Forma at December 31, 2011
	At December 31, 2011		2,082,500 shares Sold at $10.00 per Share (Minimum of Range)		2,450,000 Shares Sold at $10.00 per Share (Midpoint of Range)		2,817,500 Shares Sold at $10.00 per Share (Maximum of Range)		3,240,125 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)
	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Equity capital under generally accepted accounting principles (“GAAP”)	$26,767	9.43%	$34,461	11.76%	$35,982	12.20%	$37,503	12.64%	$39,252	13.13%

Tier I leverage	$26,431	9.30%	$34,125	11.63%	$35,646	12.07%	$37,167	12.51%	$38,916	13.00%
Requirement	11,365	4.00	11,742	4.00	11,814	4.00	11,887	4.00	11,970	4.00
Excess	$15,066	5.30%	$22,383	7.63%	$23,832	8.07%	$25,280	8.51%	$26,946	9.00%

Tier I risk based	$26,431	11.04%	$34,125	14.14%	$35,646	14.75%	$37,167	15.35%	$38,916	16.05%
Requirement	9,579	4.00	9,654	4.00	9,668	4.00	9,683	4.00	9,699	4.00
Excess	$16,852	7.04%	$24,471	10.14%	$25,978	10.75%	$27,484	11.35%	$29,217	12.05%

Total risk based	$29,441	12.29%	$37,135	15.39%	$38,656	15.99%	$40,177	16.60%	$41,926	17.29%
Risk based requirement	19,158	8.00	19,307	8.00	19,336	8.00	19,365	8.00	19,399	8.00
Excess	$10,283	4.29%	$17,828	7.39%	$19,320	7.99%	$20,812	8.60%	$22,527	9.29%

Reconciliation of capital infused into 1st Security Bank of Washington:
Net proceeds infused			$9,360		$11,175		$12,990		$15,077
Common stock acquired by employee stock ownership plan			(1,666)		(1,960)		(2,254)		(2,592)
Pro forma increase in GAAP and regulatory capital			$7,694		$9,215		$10,736		$12,485

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

PRO FORMA DATA

We cannot determine the actual net proceeds from the sale of our common stock until the conversion is completed.  However, we estimate that net proceeds will be between $ 18.7 million and $ 26.0 million, or $30.2 million if the estimated offering range is increased by 15%, based upon the following assumptions:

●	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to:

●	eligible account holders, who are depositors of 1st Security Bank of Washington with account balances of at least $50.00 as of the close of business on June 30, 2007,

●	the proposed employee stock ownership plan, which will purchase 8% of the shares of common stock sold in the offering,

●
supplemental eligible account holders, who are depositors of 1st Security Bank of Washington (other than directors and executive officers and their associates) with account balances of at least $50.00 as of the close of business on ____________ __, 2012, and

●	other members, who are depositors of 1st Security Bank of Washington as of the close of business on _______ __, 2012, other than eligible account holders or supplemental eligible account holders.

●
Keefe, Bruyette & Woods will receive a success fee equal to 1.0% of the gross proceeds from the subscription offering (estimated to be 70% of the shares sold), excluding shares of common stock sold to directors, executive officers, employees (and members of their immediate families) and the employee stock ownership plan and a success fee equal to 2.0% of the gross proceeds from the direct community offering (estimated to be 30% of the shares sold); and

●
total expenses, excluding the success fee paid to Keefe, Bruyette & Woods, are estimated to be approximately $ 1.9 million as of the completion of the Offering .  Actual expenses may vary from those estimated; and

●
FS Bancorp will grant options under the equity incentive plan to acquire common stock equal to 10.0% of the shares of common stock outstanding after the offering, and will grant restricted stock awards in an amount equal to 4.0% of such shares.  FS Bancorp will acquire common stock underlying these awards through open market purchases.  The estimated fair value of the options, estimated using an application of the Black-Scholes option pricing model, is recognized as an expense over the requisite service period of the options.  The expense recorded in the pro forma financial information assumes the retrospective method under U.S. generally accepted accounting principles.

Pro forma net income and shareholders’ equity of FS Bancorp have been calculated for the year ended December 31, 2011 as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 0.83% , which represent the yield on five-year U.S. Government securities at December 31, 2011.   We believe that this rate more accurately reflects a pro forma reinvestment rate than the arithmetic average method, which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest-earning assets and the cost of deposits for this period .  The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected.  A tax rate of 34% has been assumed for the period resulting in an after-tax yield of 0.55 % for the year ended December 31, 2011.   Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan.  See Note 2 to the following tables.  As discussed under “How We Intend to Use the Proceeds From this Offering,” FS Bancorp intends to make a loan to fund the purchase of 8% of the common stock sold in the offering by the employee stock ownership plan and intends to retain 50% of the net proceeds from the conversion.

No effect has been given in the tables to the issuance of additional shares of common stock pursuant to any stock options available for grant under the equity incentive plan.  The table below gives effect to the restricted stock awards that would be available for grant under the equity incentive plan and which is expected to be adopted by FS Bancorp following the conversion and presented to shareholders for approval at an annual or special meeting of shareholders to be held at least six months following the completion of the conversion.  If the equity incentive plan is approved by shareholders, FS Bancorp intends to acquire an amount of common stock equal to 4% of the shares of common stock issued in the conversion, either through open market purchases or from authorized but unissued shares of common stock, if permissible.  See “Management - Benefits – Equity Incentive Plan.”  The following tables assume that shareholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by FS Bancorp are purchased in the open market at $10.00 per share.  No effect has been given to FS Bancorp’s results of operations after the conversion, the market price of the common stock after the conversion, or a less than 4% purchase by FS Bancorp.

The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which the transactions actually occur and should not be taken as indicative of future results of operations.  Pro forma shareholders’ equity represents the difference between the stated amount of assets and liabilities of FS Bancorp computed in accordance with GAAP.  Shareholders’ equity does not give effect to intangible assets in the event of a liquidation to 1st Security Bank of Washington’s bad debt reserve or to the liquidation account to be maintained by 1st Security Bank of Washington.  The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables on the following pages summarize historical data of FS Bancorp’s pro forma data at or for the year ended December 31, 2011 based on the assumptions set forth above and in the tables and should not be used as a basis for projection of the market value of our common stock following the conversion and the offering.

At or For the Year Ended December 31, 2011
2,082,500 Shares Sold at $10.00 Per Share (Minimum of Range)	2,450,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,817,500 Shares Sold at $10.00 Per Share (Maximum of Range)	3,240,125 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
(Dollars in thousands)

Pro forma market capitalization:
Gross proceeds of offering	$20,825	$24,500	$28,175	$32,401
Less expenses	(2,105)	(2,150)	(2,195)	(2,247)
Estimated net proceeds	18,720	22,350	25,980	30,154
Less: common stock acquired by employee stock ownership plan(2)	(1,666)	(1,960)	(2,254)	(2,592)
Less: common stock acquired for restricted stock awards(3)	(833)	(980)	(1,127)	(1,296)
Estimated investable net proceeds	$16,221	$19,410	$22,599	$26,266
Pro forma net income for the year ended December 31, 2011 :
Historical	$1,545	$1,545	$1,545	$1,545
Pro forma income on net proceeds	89	106	124	144
Less: pro forma employee stock ownership plan adjustment(2)	(110)	(129)	(149)	(171)
Less: pro forma restricted stock award adjustment(3)	(110)	(129)	(149)	(171)
Less: pro forma stock option adjustment(4)	(102)	(120)	(138)	(159)
Pro forma net income	$1,312	$1,273	$1,233	$1,188

Per share net income for the year ended December 31, 2011 :
Historical	$0.80	$0.68	$0.59	$0.51
Pro forma income on net proceeds	0.05	0.05	0.05	0.05
Less: pro forma employee stock ownership plan adjustment(2)	(0.06)	(0.06)	(0.06)	(0.06)
Less: pro forma restricted stock award adjustment(3)	(0.06)	(0.06)	(0.06)	(0.06)
Less: pro forma stock option adjustment(4)	(0.05)	(0.05)	(0.05)	(0.05)
Pro forma net income per share(5)	$0.68	$0.56	$0.47	$0.39

Offering price as a multiple of pro forma net income per share	14.71	x	17.86	x	21.28	x	25.64	x

Number of shares outstanding for pro forma income per share calculations	1,932,560	2,273,600	2,614,640	3,006,836

(table continued on following page)	(Footnotes on page 44)

	At or For the Year Ended December 31, 2011
	2,082,500 Shares Sold at $10.00 Per Share (Minimum of Range)	2,450,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,817,500 Shares Sold at $10.00 Per Share (Maximum of Range)	3,240,125 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in thousands)

Pro forma shareholders’ equity at December 31, 2011 :
Historical	$26,767	$26,767	$26,767	$26,767
Estimated net proceeds	18,720	22,350	25,980	30,154
Less: common stock acquired by the employee stock ownership plan(2)	(1,666)	(1,960)	(2,254)	(2,592)
Less: common stock acquired for restricted stock awards(3)(4)	(833)	(980)	(1,127)	(1,296)
Pro forma shareholders’ equity	$42,988	$46,177	$49,366	$53,033

Pro forma shareholders’ equity per share at December 31, 2011 :
Historical	$12.85	$10.93	$9.50	$8.26
Estimated net proceeds	8.99	9.12	9.22	9.31
Less: common stock acquired by the employee stock ownership plan(2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: common stock acquired for restricted stock awards(3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma shareholders’ equity per share(5)	$20.64	$18.85	$17.52	$16.37

Offering price as a percentage of pro forma shareholders’ equity	48.45%	53.05%	57.08%	61.09%

Number of shares outstanding for pro forma book value per share calculations	2,082,500	2,450,000	2,817,500	3,240,125

(Footnotes on following page)

(1)
As adjusted to give effect to an increase in the number of shares which could occur as a result of a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)
Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from FS Bancorp.  1st Security Bank of Washington intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. 1st Security Bank of Washington’s total annual payments on the employee stock ownership plan debt are based upon a 10 year loan.  The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by 1st Security Bank of Washington, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 34%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 16,660, 19,600, 22,540 and 25,921 shares were committed to be released during the year ended December 31, 2011 , at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations.  See “Management - Benefits - Employee Stock Ownership Plan.”

(3)
If the stock-based incentive plan is approved by FS Bancorp’s shareholders, FS Bancorp may purchase an aggregate number of shares of common stock equal to 4.0% of the shares outstanding after the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion), to be awarded as restricted stock to officers and directors under the stock-based incentive plan.  Shareholder approval of the stock-based incentive plan and purchases of stock for grant under the plan may not occur earlier than six months after the completion of the offering.  The shares may be issued directly by FS Bancorp or acquired through open market purchases.  The funds to be used to purchase the shares to be awarded by the stock-based incentive plan will be provided by FS Bancorp.  The table assumes that (i) the shares to be awarded under the stock-based incentive plan are acquired through open market purchases at $10.00 per share, (ii) 20.0% of the amount contributed for restricted stock awards is expensed during the year ended December 31, 2011 (based on a five-year vesting period), and (iii) the stock-based incentive plan expense reflects an estimated marginal federal and state effective tax rate of 34%.  Assuming shareholder approval of the stock-based incentive plan and that shares of common stock (equal to 4.0% of the shares outstanding after the offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 3.9%.

(4)
Gives effect to the options we expect to grant under the stock-based incentive plan, which is expected to be adopted by FS Bancorp following the offering and presented for shareholder approval not earlier than six months after the completion of the offering.  We have assumed that options will be granted to acquire a number of shares equal to 10% of the shares outstanding after the offering.  In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model (see “Summary – Benefits to Management from the Offering” for applicable assumptions) was $ 2.68 for each option and the aggregate grant-date fair value of the stock options was amortized to expense on a straight line basis over a five-year vesting period of options with a 7.5 year expected life .  Finally, we assumed that 25.0% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed rate of 34%) for a deduction equal to the grant date fair value of the option.  Under the above assumptions, the granting of options under the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise options under the stock-based incentive plan are obtained from the issuance of authorized but unissued shares, our net income per share and shareholders’ equity per share will decrease.  This will also have a dilutive effect of up to 9.1% on the ownership interest of persons who purchase common stock in the offering.

(5)
Adjusted shares used for the pro-forma net income per share computations are determined by taking the number of shares assumed to be sold in the offering and subtracting the employee stock ownership plan shares that have not been committed for release during the period. See note 2, above.

PROPOSED PURCHASES BY MANAGEMENT

The following table sets forth for each of the directors and executive officers of FS Bancorp and 1st Security Bank of Washington and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions.  The amounts include shares that may be purchased through individual retirement accounts and by associates.  These purchases are intended for investment purposes only, and not for resale.  Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

			As a Percent of Shares Offered
Name	Amount	Number of Shares	At the Minimum of Estimated Offering Range	At the Maximum of Estimated Offering Range

Directors:

Ted A. Leech	$100,000	10,000	0.48%	0.35%
Joseph C. Adams	250,000	25,000	1.20	0.89
Judith A. Cochrane	50,000	5,000	0.24	0.18
Michael J. Mansfield	150,000	15,000	0.72	0.53
Margaret R. Piesik	10,000	1,000	0.05	0.04
Joseph P. Zavaglia	50,000	5,000	0.24	0.18

Executive officers who are not directors:

Matthew D. Mullet	125,000	12,500	0.60	0.44
Steven L. Haynes	100,000	10,000	0.48	0.35
Drew B. Ness	25,000	2,500	0.12	0.09

All directors and executive officers as a group (9 persons)	$860,000	86,000	4.13%	3.05%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

1st Security Bank of Washington has been serving the Puget Sound area since 1936.  Originally chartered as a credit union, previously known as Washington’s Credit Union, we served various select employment groups.  On April 1, 2004, we converted from a credit union to a Washington state-chartered mutual savings bank.  The charter conversion enabled us to more effectively compete in the local market area with commercial banks and thrifts, and provided us with the ability to raise capital for growth purposes.  This offering will position us to take advantage of the business opportunities that we believe exist in our market area.  In particular, the added capital will allow us to pursue portfolio growth and product diversification, as well as provide 1st Security Bank of Washington with the ability to further attract and retain a qualified Board and management.

            Since our conversion to a mutual savings bank in 2004, our institution has faced numerous operational and economic challenges.  At the time of our conversion to a mutual savings bank we operated 14 branch locations in the Puget Sound area, along with our Mountlake Terrace headquarters, and had 132 full-time equivalent employees.  Our assets at December 31, 2004 totaled $261.4 million.   As of December 31, 2011, our assets totaled $283.8 million, and we were conducting operations through 6 locations, along with our Mountlake Terrace headquarters, with 86 full-time equivalent employees.  Our branch network and high level of employee overhead, which were an outgrowth of our credit union roots, resulted in inefficiencies and an extremely high operating cost for an institution our size.  Beginning in 2007, adverse economic conditions, including increased levels of unemployment, depressed real estate values and the loss of major employers in our market area, such as Washington Mutual, also reduced our rate of growth, affected our customers ’ ability to repay loans and adversely impacted our financial condition and earnings.  As a result of the foregoing, we experienced net losses of $4.6 million, $3.8 million and $4.1 million during the years ended December 31, 2009, 2008 and 2007, respectively.

            In 2007, our loss was primarily the result of a $3.1 million increase in non-interest expense associated with management ’ s strategic decision to terminate the defined benefit plan and reorganize the overhead structure and operations of 1st Security Bank of Washington in order to enhance our future profitability.  During 2008 and 2009, like many financial institutions, we were faced with large loan loss provisions and charge-offs to address asset quality issues associated with the adverse economic conditions.  In 2008, we also determined that a number of additional cost cutting measures were needed due to the deepening recession in order to return the institution to profitability, including salary reductions or freezes for a number of our senior officers, reduced employee benefits , a reduction in staff size and a consolidation of our branch network .  We initiated a number of these measures in 2009.

            During the years ended December 31, 2011 and 2010, we recorded net earnings of $1.5 million and $1.6 million, respectively.  We attribute our return to profitability during 2010 and 2011, in large part, to the following:

●
We restructured the board of trustees (hereafter referred to throughout this document as the board of directors), adding individuals with attributes more suited for the banking industry than those members who previously sat on the board of the institution as a credit union.  See “ Management. ”

●	A new executive management team was put in place and a number of other seasoned bankers were hired since our conversion to a mutual savings bank.

●
Aggressive cost cutting measures discussed above, including (i) salary reductions or freezes for a number of our senior staff, (ii) reduced employee benefits; (iii) staff reductions, and (iv) consolidation of our branch network.

●
Active management of our delinquent loans and non-performing assets through the aggressive pursuit of the collection of consumer debts and the marketing of saleable properties upon which we foreclosed or repossessed.

Since January 2005, 1st Security Bank of Washington has been operating under some form of regulatory agreement, either with the Washington Department of Financial Institutions, the Federal Deposit Insurance Corporation, or both.  These regulatory agreements placed numerous requirements on us and limited our operating flexibility, which affected our ability to grow.  As of August 2011, we are no longer subject to any formal or informal regulatory agreements with either the Washington Department of Financial Institutions or the Federal Deposit Insurance Corporation.

We are a relationship-driven community bank.  We deliver banking and financial services to local families, local and regional businesses and industry niches within distinct Puget Sound area communities.  We emphasize long-term relationships with families and businesses within the communities we serve, working with them to meet their financial needs.  We are also actively involved in community activities and events within these market areas, which further strengthens our relationships within these markets.

1st Security Bank of Washington is a diversified lender with a focus on the origination of home improvement loans, commercial real estate mortgage loans, commercial business loans and second mortgage/home equity loan products.  Consumer loans, in particular indirect home improvement loans to finance window replacement, gutter replacement, siding replacement, and other improvement renovations , represent the largest portion of the loan portfolio and have traditionally been the mainstay of our lending strategy .  As of December 31, 2011, consumer loans represented 51.7% of our total portfolio, with indirect home improvement loans representing 71.0% of the total consumer loan portfolio.

Our indirect home improvement lending is reliant on our relationships with home improvement contractors and dealers.  Our indirect home improvement contractor/dealer network is currently comprised of approximately 150 active contractors and dealers with businesses located throughout Washington and Oregon, with approximately 10 contractors/dealers responsible for more than half of this loan volume.  As a result of the recent economic downturn and contraction of credit to both contractors/dealers and their customers, there has been an increase in business closures and our existing contractor/dealer base has experienced decreased sales and loan volume.  In order to maintain our indirect home improvement loan volume, we are considering expanding this line of business into the State of California.  We are currently testing the California market with a limited number of contractors/dealers with whom our lenders have had previous experience.  To the extent we determine to move forward with our indirect home improvement lending program in California, we anticipate that these California loans will represent no more than 20% of the total consumer loan portfolio.  See “ Our business could suffer if we are unsuccessful in making, continuing and growing relationships with home improvement contractors and dealers. ”

Going forward, an emphasis will be placed on diversifying our lending products by expanding our commercial real estate, commercial business and residential construction lending, while maintaining the current size of our consumer loan portfolio.   Further, as a result of demand by depository customers, we reintroduced in-house originations of residential mortgage loans during the fourth quarter of 2011, primarily for sale into the secondary market, through a mortgage banking program.  Our lending strategies are intended to take advantage of: (1) our historical strength in indirect consumer lending, (2) recent market dislocation that has created new lending opportunities and the availability of experienced bankers, and (3) our strength in relationship lending. Retail deposits will continue to serve as an important funding source.   See “ Risk Factors - Risks Related to Our Business. ”

1st Security Bank of Washington is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs.  Deposit flows are influenced by a number of factors, including interest rates paid on time deposits, other investments, account maturities, and the overall level of personal income and savings.  Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles.  Sources of funds for lending activities of 1st Security Bank of Washington include primarily deposits, including brokered deposits, borrowings, payments on loans and income provided from operations.

Our earnings are primarily dependent upon our net interest income, the difference between interest income and interest expense.  Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on these loans and investments.  Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on these deposits and borrowings.  Our earnings are also affected by our provision for loan losses, service charges and fees, gains from sales of assets, operating expenses and income taxes.

Critical Accounting Policies and Estimates

Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances.  Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers.  Management believes that its critical accounting policies include determining the allowance for loan losses, the fair value of other real estate owned and the need for a valuation allowance related to the deferred tax asset .  Our accounting policies are discussed in detail in Note 1 of the Notes to Financial Statements included in this prospectus.

Allowance for Loan Loss.  The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date.  The allowance is established through the provision for loan losses, which is charged to income.  Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.  Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio.  All of these estimates are susceptible to significant change.  Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio.  Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation.  As we add new products, increase the complexity of the loan portfolio, and expand our market area, we intend to enhance and adapt our methodology to keep pace with the size and complexity of the loan portfolio. Changes in any of the above factors could have a significant effect on the calculation of the allowance for loan losses in any given period. Management believes that its systematic methodology continues to be appropriate given our size and level of complexity.

Other Real Estate Owned.  Property acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value, less cost to sell.  Development and improvement costs relating to the property are capitalized.  The carrying value of the property is periodically evaluated by management and, if necessary, allowances are established to reduce the carrying value to net realizable value.  Gains or losses at the time the property is sold are charged or credited to operations in the period in which they are realized.  The amounts that we will ultimately realize from the sale of other real estate owned may differ substantially from the carrying value of the assets because of market factors beyond our control or because of changes in management’s strategies for recovering the investment.

Income Taxes.  Income taxes are reflected in our financial statements to show the tax effects of the operations and transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes.  Accounting Standards Codification, ASC 740, “Accounting for Income Taxes,” requires the asset and liability approach for financial accounting and reporting for deferred income taxes.  Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities.  They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled and are determined using the assets and liability method of accounting.  The deferred income provision represents the difference between net deferred tax asset/liability at the beginning and end of the reported period.  In formulating our deferred tax asset, we are required to estimate our income and taxes in the jurisdiction in which we operate.  This process involves estimating our actual current tax exposure for the reported period together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes.

Deferred tax assets are deferred tax liabilities attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, management determined that a full valuation allowance to offset the net deferred tax assets at December 31, 2011 and December 31, 2010 was required.

Our Business and Operating Strategy and Goals

Our primary objective is to operate 1st Security Bank of Washington as a well-capitalized, profitable, independent, community-oriented financial institution, serving customers in our primary market area.  Our strategy is to provide innovative products and superior service to small businesses, industry and geographic niches, and individuals in our primary market area.  Our primary market area is defined generally as the greater Puget Sound market area.  We currently provide services to communities through our main office and 6 full-service banking centers.  We support these banking centers with 24/7 access to on-line banking and participation in a worldwide ATM network.  This offering is a critical component of our business strategy because of the increased capital base, lending and deposit opportunities it will provide 1st Security Bank of Washington.

The board of directors has sought to accomplish our objective through the adoption of a strategy designed to improve profitability, a strong capital position and high asset quality.  This strategy primarily involves:

Growing and diversifying our loan portfolio and revenue streams.  We intend to transition our lending activities from a predominantly consumer-driven model to a more diversified consumer and business model by emphasizing three key lending initiatives: expansion of commercial business lending programs, including our warehouse lending program, through which we fund third party mortgage bankers; reintroduction of in-house originations of residential mortgage loans, primarily for sale into the secondary market , through a mortgage banking program ; and commercial real estate lending.  Additionally, we will seek to diversify our loan portfolio by increasing lending to small businesses in our market area, as well as residential construction lending.

Maintaining and improving asset quality.   We believe that strong asset quality is a key to long-term financial success.  Historically, our asset quality has been very strong, however, like most financial institutions in our market area, our asset quality began to deteriorate in 2008 and continued to do so during 2009 and 2010. Our percentage of non-performing loans to total loans was 1.0 % at December 31, 2011, down from 2.7% at December 31, 2010 and 3.1% at December 31, 2009.  Our percentage of non-performing assets to total assets was 2.4 % at December 31, 2011, down from 3.5% at December 31, 2010 and 4.6% at December 31, 2009.  We have actively managed our delinquent loans and non-performing assets by aggressively pursuing the collection of consumer debts and marketing saleable properties upon which we foreclosed or repossessed, work-outs of classified assets and loan charge-offs.  In the past several years, we also began emphasizing consumer loan originations to borrowers with higher credit scores, generally credit scores over 720 (although our policy allows us to go lower), which has led to lower charge-offs in recent periods.  Although we intend to grow our loan portfolio by expanding our commercial real estate and commercial business lending, we intend to manage our credit exposures through the use of experienced bankers in this area and a conservative approach to lending.

Emphasizing lower cost core deposits to reduce the costs of funding our loan growth.   We offer personal and business checking accounts, NOW accounts and savings and money market accounts, which generally are lower-cost sources of funds than certificates of deposit, and are less sensitive to withdrawal when interest rates fluctuate.  In order to build our core deposit base, we are pursuing a number of strategies.  First, we provide interest rate promotions on savings and checking accounts from time to time to encourage the growth of these types of deposits.  Second, we diligently attempt to recruit all commercial loan customers to maintain a deposit relationship with us, generally a business checking account relationship to the extent practicable, for the term of their loan.

Capturing our customers’ full relationship.  We offer a wide range of products and services that provide diversification of revenue sources and solidify our relationship with our customers.  We focus on core retail and business deposits, including savings and checking accounts, that lead to long-term customer retention.  As part of our commercial lending process we cross-sell the entire business banking relationship, including deposit relationships and business banking products, such as online cash management, treasury management, wires, direct deposit, payment processing and remote deposit capture.  Our mortgage banking program also will provide us with opportunities to cross-sell products to new customers.

Expanding our reach.  In addition to deepening our relationships with existing customers, we intend to expand our business to new customers by leveraging our well-established involvement in the community and by selectively emphasizing products and services designed to meet their banking needs.  We also intend to pursue expansion in our market area through selective growth of our branch network.  We recently signed a notice of intent for a new branch location in the Capitol Hill area of Seattle , which is expected to open during the third quarter of 2012.   We may also consider the acquisition of other financial institutions or branches of other banks in the Puget Sound market area, although currently no specific transactions are planned.

Comparison of Financial Condition at December 31, 2011 and December 31, 2010

Assets. Total assets decreased $ 8.5 million, or 3.0%, to $ 283.8 million at December 31, 2011 from $292.3 million at December 31, 2010.  The decrease in assets was primarily the result of a $ 13.7 million, or 5.9%, decrease in loans receivable and a $ 16.3 million, or 49.1%, decrease in interest-bearing deposits at other financial institutions , partially offset by a $ 19.3 million, or 252.0%, increase in securities available for sale.

Loans receivable, net, decreased $ 13.7 million, or 5.9%, to $ 217.1 million at December 31, 2011 from $230.8 million at December 31, 2010, primarily as a result of lower loan demand in our market area, coupled with loan repayments, foreclosures and repossession of assets.   The lower loan demand is attributable primarily to the continuing weakness in the economy, as well as management ’ s strategic decision to compete less aggressively for commercial real estate loans as we focused on improving asset quality during the economic downturn.

Real estate secured loans decreased $ 4.4 million, or 6.91%, to $ 63.5 million at December 31, 2011 from $67.9 million at December 31, 2010, primarily as a result of a $ 4.5 million, or 33.8%, decrease in residential mortgage loans. Consumer loans decreased $ 21.6 million, or 15.9%, to $ 114.2 million at December 31, 2011 from $135.8 million at December 31, 2010, including a $ 13.7 million, or 14.4%, decrease in indirect home improvement loans and a $ 6.8 million, or 53.9%, decrease in automobile loans .  As a result of the recent economic downturn and contraction of credit to both contractors/dealers and their customers, there has been an increase in business closures and our existing contractor/dealer base has experienced decreased sales and loan volume resulting in a decline in our indirect home improvement loan portfolio.  In 2009, we terminated our indirect auto loan program and currently only originate automobile loans at our branch office locations, which has resulted in a steady decline in the size of our automobile loan portfolio.  Further, in the past several years, we also began emphasizing consumer loan originations to borrowers with higher credit scores, generally credit scores over 720 (although our policy allows us to go lower), which has led to lower loan volume, as well as lower charge-offs, in recent periods .  Commercial business loans increased $10.5 million, or 32.0%, to $43.3 million at December 31, 2011 from $32.8 million at December 31, 2010, offsetting some of the decline in the real estate and consumer loan portfolios.  Commercial business loans increased as a result of the low interest rate environment, which drove refinance activity for mortgage bankers using our warehouse lending program.

    Our allowance for loan losses at December 31, 2011 was $4.3 million, or 2.0% of gross loans receivable, compared to $5.9 million, or 2.5% of gross loans receivable, at December 31, 2010.  Improved asset quality was the primary driver behind reductions in reserve balances.

Non-performing loans, consisting of nonaccruing loans and accruing loans more than 90 days delinquent, decreased $4.1 million, or 64.6%, to $2.2 million at December 31, 2011 from $6.3 million at December 31, 2010, primarily as a result of charge-offs and foreclosures, as well as the transfer of $3.1 million of troubled debt restructured loans from nonaccrual to accrual status.  At December 31, 2011, our non-performing loans consisted of $412,000 of one- to four-family loans, $267,000 of home equity loans, $623,000 of construction and development loans, $498,000 of consumer loans and $427,000 of commercial business loans.  Non-performing loans to total loans decreased to 1.0% at December 31, 2011 from 2.7% at December 31, 2010.  Real estate owned and repossessed assets totaled $4.7 million at December 31, 2011, compared to $3.8 million at December 31, 2010.  The increase reflected the migration of problem loans through the foreclosure process into real estate owned.

At December 31, 2011, we also had $ 3.2 million in restructured loans , of which $3.1 million   were performing in accordance with their revised terms and returned to accrual status .  See “Business of 1st Security Bank of Washington - Asset Quality” for additional information regarding our non-performing loans.

Liabilities. Total liabilities decreased $ 10.5 million, or 3.9%, to $ 257.0 million at December 31, 2011, from $267.5 million at December 31, 2010, primarily due to a $13.0 million decrease in borrowings, partially offset by a $2.5 million, or 1.0%, increase in deposits.  The increase in deposits was due to a $ 17.6 million, or 21.5%, increase in money market savings deposits, a $1.9 million, or 5.0%, increase in interest-bearing and noninterest-bearing checking accounts , partially offset by a $15.6 million, or 14.0%, decrease in certificate of deposit accounts and $1.4 million, or 10.8% decrease in savings accounts .  The increase in deposits was due to management ’ s direct marketing of transactional accounts to its existing customer base as part of its continued focus on core deposits, partially offset by the disintermediation of funds back into the equity and residential markets from savings accounts .

Our total borrowings, which consisted of Federal Home Loan Bank advances, decreased $ 13.0 million, or 59.4%, to $ 8.9 million at December 31, 2011 from $21.9 million at December 31, 2010. The decrease in borrowings was related to our continued focus on reducing our reliance on non-core funding and reflects the reduction in our assets.

Equity.   Total equity increased $ 2.0 million, or 8.0%, to $ 26.8 million at December 31, 2011 from $24.8 million at December 31, 2010. The increase primarily was a result of net income of $ 1.5 million for the year ended December 31, 2011 and a $427,000 increase in other comprehensive income consisting of unrealized gains on investments securities .

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin (otherwise known as net yield on interest-earning assets), and the ratio of average interest-earning assets to average interest-bearing liabilities.  Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2011.  Income and all average balances are monthly average balances.  Non-accruing loans have been included in the table as loans carrying a zero yield.

	At	Years Ended December 31,
	December 31, 2011	2011			2010			2009
	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate	Average Balance Outstanding	Interest Earned Paid	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable, net (1)	7.55%	$217,859	$16,191	7.43%	$236,630	$17,270	7.30%	$231,965	$16,289	7.02%
Mortgage-backed securities	2.11	1,830	37	2.02	546	15	2.75	988	38	3.85
Investment securities	1.88	11,556	190	1.64	1,390	19	1.37	1,267	52	4.10
Federal Home Loan Bank stock	---	1,797	---	---	1,797	---	---	1,797	---	---
Other(2)	0.32	26,525	60	0.23	12,585	29	0.23	11,807	25	0.21
Total interest-earning assets (1)	6.51	259,567	16,478	6.35	252,948	17,333	6.85	247,824	16,404	6.62

Interest-bearing liabilities:
Savings and money market	0.64	102,945	770	0.75	76,065	711	0.94	74,407	705	0.95
Interest-bearing checking	0.33	18,124	92	0.51	19,798	187	0.94	20,977	246	1.17
Certificates of deposit	1.76	103,297	1,964	1.90	118,217	2,770	2.34	101,802	3,281	3.22
Borrowings	2.11	5,744	180	3.13	7,499	218	2.91	16,436	289	1.76
Total interest-bearing liabilities	1.13	230,110	3,006	1.31	221,579	3,886	1.75	213,622	4,521	2.12

Net interest income			$13,472			$13,447			$11,883
Net interest rate spread	5.38%			5.04%			5.10%			4.50%
Net earning assets		$29,457			$31,369			$34,202
Net yield on average interest-earning assets	5.41%			5.19%			5.32%			4.79%
Average interest-earning assets to
average interest-bearing liabilities		112.80%			114.16%			116.01%

(1)  The average loans receivable, net balances include non-accruing loans.
(2)  Includes interest-bearing deposits (cash) at other financial institutions.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities.  It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume).  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31, 2011 vs. 2010			Years Ended December 31, 2010 vs. 2009
	Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(In thousands)
Interest-earning assets:

Loans receivable	$(1,370)	$291	$(1,079)	$300	$681	$981
Mortgage-backed securities	35	(13)	22	(17)	(6)	(23)
Investment securities	139	32	171	5	(38)	(33)
Federal home loan bank stock	---	---	---	---	---	---
Other(1)	32	(1)	31	2	2	4
Total interest-earning assets	$(1,164)	$309	$(855)	$290	$639	$929

Interest-bearing liabilities:
Savings and money market	$252	$(193)	$59	16	$(9)	6
Interest-bearing checking	(16)	(79)	(95)	(14)	(46)	(59)
Certificates of deposit	(350)	(456)	(806)	529	(1,040)	(511)
Borrowings	(51)	13	(38)	(157)	86	(71)
Total interest-bearing liabilities	$(165)	$(715)	(880)	$374	$(1,009)	(635)

Net change in interest income			$25			$1,564

(1)  Includes interest-bearing deposits (cash) at other financial institutions.

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010

General. Net income for the year ended December 31, 2011 decreased $57,000 to $1.5 million , compared to $1.6 million for the year ended December 31, 2010.  Our provision for loan losses decreased $1.1 million, or 31.9%, during the year ended December 31, 2011 compared the year ended December 31, 2010, which was offset by a $1.2 million, or 32.5%, decrease in noninterest income during these same periods due the absence of any gain on the sale of branches in 2011.

Net Interest Income. Net interest income remained relatively flat, increasing $25,000 to $ 13.5 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The increase in net interest income was attributable to an $880,000 decrease in interest expenses, primarily due to a reduction of our overall cost of funds, partially offset by an $855,000 reduction in interest income resulting from a decrease in average loans outstanding.

Our net interest margin decreased 13 basis points to 5.19% for the year ended December 31, 2011, from 5.32% for the prior year, primarily due to the lower yield we earned on our interest-earning assets as a result of a shift in the average balances of outstanding interest-earning assets, as set forth below.  Excess funds from maturing consumer loans were invested in lower interest yielding investment securities as consumer loan volume, particularly our indirect home improvement loans, was down.  The cost of average interest-bearing liabilities decreased 44 basis points to 1.31% for the year ended December 31, 2011 compared to 1.75% for the prior year primarily due to reduction in deposit rates. The decline was related to the repricing of our money market accounts and certificates of deposit to lower current rates during the year ended December 31, 2011.

Interest Income.  Total interest income for the year ended December 31, 2011 decreased $ 855,000, or 4.9%, to $ 16.5 million, from $ 17.3 million for the year ended December 31, 2010. The decrease during the year was primarily attributable to the decline in net loans receivable over the last year, partially offset by a 13 basis point increase in the yield earned on loans receivable.

The following table compares average earning asset balances, associated yields, and resulting changes in interest income for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011		2010		Increase/
	Average Balance Outstanding	Yield	Average Balance Outstanding	Yield	(Decrease) in Interest Income
	(Dollars in thousands)

Loans receivable, net	$217,859	7.43%	$236,630	7.30%	$(1,079)
Mortgage-backed securities	1,830	2.02	546	2.75	22
Investment securities	11,556	1.64	1,390	1.37	171
Federal Home Loan Bank stock	1,797	---	1,797	---	---
Cash and due from banks	26,525	0.23	12,585	0.23	31
Total interest-earning assets	$259,567	6.35%	$252,948	6.85%	$(855)

Interest Expense. Interest expense decreased $ 880,000, or 22.6%, to $ 3.0 million for the year ended December 31, 2011, from $ 3.9 million for the year ended December 31, 2010.  As a result of general market rate decreases, the average cost of funds for total interest-bearing liabilities decreased 44 basis points to 1.31 % for the year ended December 31, 2011, compared to 1.75 % for the year ended December 31, 2010.  The decrease was primarily due to a decline in rates paid on our certificates of deposits and savings and money market accounts , partially offset by the higher average balances for savings and money market accounts.  The average balance of total interest-bearing liabilities increased $ 8.5 million, or 3.9%, to $ 230.1 million for the year ended December 31, 2011 from $221.6 million for the year ended December 31, 2010.

The following table details average balances, cost of funds and the change in interest expense for the years ended December 31, 2011 and 2010:

	Years Ended December 31,
	2011		2010		Increase/
	Average Balance Outstanding	Yield	Average Balance Outstanding	Yield	(Decrease) in Interest Expense
	(Dollars in thousands)

Savings and money market	$102,945	0.75%	$76,065	0.94%	$59
Interest-bearing checking	18,124	0.51	19,798	0.94	(95)
Certificates of deposit	103,297	1.90	118,217	2.34	(806)
Borrowings	5,744	3.13	7,499	2.91	(38)
Total interest-bearing liabilities	$230,110	1.31%	$221,579	1.75%	$(880)

Provision for Loan Losses. In connection with its analysis of the loan portfolio for the year ended December 31, 2011, management determined that a provision for loan losses of $ 2.4 million was required for the year ended December 31, 2011, compared to a provision for loan losses of $ 3.5 million established for the year ended December 31, 2010.  The $ 1.1 million decrease in the provision reflects the decrease in non-performing loans.  Non-performing loans were $ 2.2 million or 1.0 % of total loans at December 31, 2011, compared to $ 6.3 million, or 2.7% of total loans at December 31, 2010.  Management considers the allowance for loan losses at December 31, 2011 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio.  While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations.  In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table details activity and information related to the allowance for loan losses for the years ended December 31, 2011 and 2010:

	At or For the Years Ended December 31,
	2011	2010
	(Dollars in thousands)

Provision for loan losses	$2,369	$3,480
Net charge-offs	$3,929	$4,980
Allowance for loan losses	$4,345	$5,905
Allowance for losses as a percentage of total gross loans receivable at the end of this period	2.0%	2.5%
Nonaccrual and 90 days or more past due loans	$2,227	$6,302
Allowance for loan losses as a percentage of non-performing loans at end of period	195.1%	93.7%
Nonaccrual and 90 days or more past due loans as a percentage of gross loans receivable at the end of the period	1.0%	2.7%
Total gross loans	$221,052	$236,504

Noninterest Income.  Noninterest income decreased $ 1.2 million, or 32.5%, to $ 2.5 million for the year ended December 31, 2011 from $ 3.7 million for the year ended December 31, 2010.  The following table provides a detailed analysis of the changes in the components of noninterest income:

	Years Ended December 31		Increase (Decrease)
	2011	2010	Amount		Percent
	(Dollars in thousands)

Service charges and fee income	$1,971	$2,255	$	(284)	(12.6)%
Gain on sale of loans	113	---		113	NM
Gain on sale of equipment	41	---		41	NM
Gain on sale of branches	---	1,006		(1,006)	100.00%
Gain on sale of investment securities	18	---		18	NM
Other noninterest income	332	406		(74)	(18.2) %
Total noninterest income	$2,475	$3,667	$	(1,192)	(32.5)%

NM- Not meaningful.

Noninterest income decreased during the year ended December 31, 2011, primarily as a result of the one-time gains associated with the sale of two branches during 2010 and regulatory changes that occurred in August 2010 affecting the amount of non-sufficient fees (“NSF”) we can charge on deposit accounts .  Also, other noninterest income declined $95,000, primarily as a result of a $39,000 decrease in rental income due to the loss of some tenants renting space at our administrative offices and reduced rents offered as an incentive for other tenants to remain, and a $36,000 decrease in collection fees associated with past due loans due to lower loan delinquencies than in the prior year.   These declines were partially offset by gains on the sale of one SBA loan, as well as gains on the sale of fixed assets and securities and reduced losses associated with the disposition of repossessed assets .

Noninterest Expense. Noninterest expense increased $1,000 to $12.0 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Years Ended December 31 ,		Increase (Decrease)
	2011	2010	Amount	Percent
	(Dollars in thousands)

Salaries and benefits	$5,616	$5,117	$499	9.8%
Operations	1,733	2,122	(389)	(18.3)
Occupancy	1,103	941	162	17.2
Data processing	890	739	151	20.4
OREO fair value write-downs, net of(gain) loss on sales	601	(79)	680	NM
OREO expenses	138	503	(365)	(72.6)
Loan costs	459	847	(388)	(45.8)
Professional fees	485	556	(71)	(12.8)
FDIC insurance	391	556	(165)	(29.7)
Marketing and advertising	236	344	(108)	(31.4)
ATM costs	216	238	(22)	(9.2)
Board Fees	146	148	(2)	(1.4)
Impairment loss on mortgage servicing rights	19	---	19	NM
Total noninterest expense	$12,033	$12,032	$1	---%

NM – Not meaningful.

Compensation and benefits increased $499,000, or 9.8%, to $5.6 million for the year ended December 31, 2011, from $5.1 million for the prior year, primarily as a result of the hiring of additional employees in the commercial and mortgage-related lending areas. At December 31, 2011 we employed 86 full-time equivalent employees compared to 79 at December 31, 2010. Other real estate owned, or OREO, write-downs increased $680,000 for the year ended December 31, 2011, primarily as a result of the write-down in real estate owned values during the current year.  Occupancy expense increased $162,000, or 17.2%, primarily as a result of the remodeling of two older branches and data processing expense increased $151,000, or 20.4%, as a result of our decision to outsource our data processing to a third party vendor.  Offsetting these increases were a $389,000, or 18.3%, decline in operations expense, a $388,000, or 45.8%, decrease in loan costs related primarily to loan origination and servicing costs, a $365,000, or 72.6%, decrease in OREO expenses associated with maintaining, managing and disposing of OREO and a $165,000, or 29.7%, decrease in FDIC insurance premiums during December 31, 2011 compared to December 31, 2010.  The decrease in operations expense was related to the branch closings and sales that occurred in 2010 and the decrease in loan costs was the result of the lower volume of loan originations.  The decrease in OREO expenses was the result of higher upfront repair and initial holding costs associated with the OREO properties at initial foreclose in 2010. Our FDIC insurance premiums declined as a result of a lower rate for deposit insurance premiums due to our improved regulatory rating.  Marketing and advertising expense also decreased $108,000, or 31.4%, during December 31, 2011 compared to December 31, 2010, as a result of management ’ s decision to focus more on cross-selling our existing customers.

Our efficiency ratio was 75.5 % for the year ended December 31, 2011, compared to 70.3 % for the year ended December 31, 2010. The increase in our efficiency ratio was primarily attributable to a decrease in fee income and an increase in expenses associated with investments in our mortgage banking and residential construction operations, and modernization of our branch facilities. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate income.

Provision (Benefit) for Income Tax. There was no income tax provision for the years ended December 31, 2011 and 2010. Management has established a full valuation allowance related to the deferred tax asset, due to previous years operating losses.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change.  The rates of interest we earn on assets and pay on liabilities generally is established contractually for a period of time.  Market rates change over time.  Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities.  The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes.  As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk.  In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

1st Security Bank of Washington is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank advances, reprice more rapidly or at different rates than our interest-earning assets.  In order to minimize the potential for adverse effects of material prolonged increases or decreases in interest rates on our results of operations, we have adopted an Asset and Liability Management Policy .  The board of directors sets the asset and liability policy for 1st  Security Bank of Washington, which is implemented by the asset/liability committee (“ALCO”), an internal management committee.  The board level oversight for ALCO is performed by the audit committee of the board of directors.

The purpose of the ALCO committee is to communicate, coordinate, and control asset/liability management consistent with our business plan and board-approved policies.  The committee establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs.  The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.

The committee generally meets monthly to, among other things, protect capital through earnings stability over the interest rate cycle; maintain our well-capitalized status; and provide a reasonable return on investment.  The committee recommends appropriate strategy changes based on this review.  The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors at least quarterly.  The Chief Financial Officer oversees the process on a daily basis.

A key element of our asset/liability management plan is to protect net earnings by managing the maturity or repricing mismatch between our interest-earning assets and rate-sensitive liabilities.  We seek to accomplish this by extending funding maturities through wholesale funding sources, including the use of Federal Home Loan Bank advances and brokered certificates of deposit , and through asset management, including the use of adjustable-rate loans and selling certain fixed-rate loans in the secondary market.

As part of our efforts to monitor and manage interest rate risk, we use a number of indicators to monitor overall risk.  Among the measurements are:

Market Risk.  Market risk is the potential change in the value of investment securities if interest rates change. This change in value impacts the value of 1st Security Bank of Washington and the liquidity of the securities.  We control market risk by setting a maximum average maturity/average life of the securities portfolio to 10 years.

Economic Risk.  Economic risk is the risk that the underlying value of a bank will change when rates change.  This can be caused by a change in value of the existing assets and liabilities (this is called Economic Value of Equity or EVE) or a change in the earnings stream (this is caused by interest rate risk).  We take economic risk primarily when we make fixed rate loans, or purchase fixed-rate investments, or issue long term certificates of deposit or take fixed rate Federal Home Loan Bank advances.  It is the risk that interest rates will change and these fixed-rate assets and liabilities will change in value.  This change in value usually is not recognized in the earnings, or equity (other than marking to market available for sale securities).  The change is recognized only when the assets and liabilities are liquidated.  Although the change in market value is usually not recognized in earnings or in capital, the impact is real to the long-term value of 1st Security Bank of Washington.  Therefore, we will control the level of economic risk by limiting the amount of long-term, fixed-rate assets we will have and by setting a limit on concentrations and maturities of securities.

Interest Rate Risk. If the Federal Reserve Board changes the Federal Funds rate 100, 200 or 300 basis points, our policy dictates that our change in net interest income should not change more that 7.5% , 15% and 30%, respectively.

The table presented below, as of December 31, 2011, is an analysis prepared for 1st Security Bank of Washington by Olson Research Associates, Inc. utilizing various market and actual experience-based assumptions.  The table represents a static shock to the net interest income using instantaneous and sustained shifts in the yield curve, in 100 basis point increments, up and down 300 basis points.  The results reflect a projected income statement with minimal exposure to instantaneous changes in interest rates.  These results are primarily based upon historical prepayment speeds within the consumer lending portfolio in combination with the above average yields associated with the consumer portfolio if those prepayments do not occur.

	December 31 , 2011
Change in Interest Rates in	Net Interest Income
Basis Points	$ Amount	$ Change	% Change
	Dollars in thousands
300bp	$15,152	$(354)	(2.28)%
200bp	$15,308	$(198)	(1.27)%
100bp	$15,427	$(79)	(0.51)%
0bp	$15,506	---	---%
(100)bp	$15,585	$79	0.51%
(200)bp	$15,332	$(174)	(1.12)%
(300)bp	$14,940	$(566)	(3.65)%

In managing our assets/liability mix we typically place an equal emphasis on maximizing our net interest margin and matching the interest rate sensitivity of our assets and liabilities.  From time to time, however , depending on the relationship between long and short term interest rates, market conditions and consumer preference, we may place somewhat greater emphasis on maximizing our net interest margin than on strictly matching the interest rate sensitivity of our assets and liabilities.   Management also believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of our asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch.  Management believes that 1st Security Bank of Washington’s level of interest rate risk is acceptable under this approach.

In evaluating 1st Security Bank of Washington’s exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered.  For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates.  Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates.  Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset.  Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above.  Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.  1st Security Bank of Washington considers all of these factors in monitoring its exposure to interest rate risk.

Liquidity

Management maintains a liquidity position that it believes will adequately provide funding for loan demand and deposit run-off that may occur in the normal course of business.  We rely on a number of different sources in order to meet our potential liquidity demands.  The primary sources are increases in deposit accounts, Federal Home Loan Bank advances and cash flows from loan payments and maturing securities.

As of December 31, 2011, our total borrowing capacity was $ 26.4 million with the Federal Home Loan Bank of Seattle, with unused borrowing capacity of $ 17.5 million at that date.  In addition to the availability of liquidity from the Federal Home Loan Bank of Seattle, we maintained a short-term borrowing line, with a current limit of $ 107.7 million at December 31, 2011, with the Federal Reserve Bank.  As of December 31, 2011, $ 8.9 million in Federal Home Loan Bank advances were outstanding and no advances were outstanding against the Federal Reserve Bank line of credit.  Our Asset Liability Management Policy permits management to utilize brokered deposits up to 20% of deposits or $ 49.3 million as of December 31, 2011.  Total brokered deposits as of December 31, 2011 were $ 4.3 million.

Liquidity management is both a daily and long-term function of business management.  Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds.  On a longer-term basis, we maintain a strategy of investing in various lending products and investment securities, including U.S. Government obligations and federal agency securities.  We use our sources of funds primarily to meet ongoing commitments, pay maturing deposits and fund withdrawals, and to fund loan commitments.  At December 31, 2011, the approved outstanding loan commitments, including unused lines of credit, amounted to $ 58.7 million.  Certificates of deposit scheduled to mature in one year or less at December 31, 2011, totaled $ 65.1 million.  It is management’s policy to offer deposit rates that are competitive with other local financial institutions.  Based on this management strategy, we believe that a majority of maturing deposits will remain with 1st Security Bank of Washington.

For the year ended December 31, 2011, cash and cash equivalents decreased $ 16.0 million, or 45.4%, from $35.3 million as of December 31, 2010 to $ 19.3 million as of December 31, 2011.  Cash from operating activities of $ 4.7 million and cash from investing activities of $ 10.2 million were partially offset by cash used for financing activities of $ 10.5 million for the year ended December 31, 2011.  Primary sources of cash included $ 8.1 million from the collection of principal on and sale of loans and a $2.5 million increase in deposits.  Primary uses of cash included the purchase of $21.5 million of investment securities and the paying down of $13.0 million of Federal Home Loan Bank net advances.

Except as set forth above, management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources or operations.  Further, management is not aware of any current recommendations by regulatory agencies, which, if they were to be implemented, would have this effect.

Off-Balance Sheet Activities

In the normal course of operations, 1st Security Bank of Washington engages in a variety of financial transactions that are not recorded in our financial statements.  These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks.  These transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit.  For the year ended December 31, 2011, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at December 31, 2011, was as follows:

Off-balance sheet loan commitments:

Home equity loans and lines of credit	$11,621
Real estate secured	7,710
Commercial business loans	31,789
Other	7,589
Total loan commitments	$58,709

Capital Resources

1st Security Bank of Washington is subject to minimum capital requirements imposed by the FDIC.  Based on its capital levels at December 31, 2011, 1st Security Bank of Washington exceeded these requirements as of that date and continues to exceed them as of the date of this prospectus.  Consistent with our goals to operate a sound and profitable organization, our policy is for 1st Security Bank of Washington to maintain a “well-capitalized” status under the capital categories of the FDIC.  Based on capital levels at December 31, 2011, 1st Security Bank of Washington was considered to be well-capitalized.  See “How We Are Regulated - Regulatory Capital Requirements.”

At December 31, 2011, equity totaled $ 26.8 million.  Management monitors the capital levels of 1st Security Bank of Washington to provide for current and future business opportunities and to meet regulatory guidelines for “well-capitalized” institutions.  The Bank’s actual capital ratios are presented in the following table:

	Actual	For Capital Adequacy Purposes	To be Well Capitalized Under Prompt Corrective Action Provisions
	Ratio	Ratio	Ratio

As of December 31 , 2011
Total Risk-based Capital
(to Risk- weighted Assets)	12.29%	8.00%	10.00%
Tier 1 Risk-based Capital
(to Risk- weighted Assets)	11.04%	4.00%	6.00%
Tier 1 Leverage Capital
(to Average Assets)	9.30%	4.00%	5.00%

As of December 31, 2010
Total Risk-based Capital
(to Risk- weighted Assets)	11.06%	8.00%	10.00%
Tier 1 Risk-based Capital
(to Risk- weighted Assets)	9.79%	4.00%	6.00%
Tier 1 Leverage Capital
(to Average Assets)	9.09%	4.00%	5.00%

The capital raised in this offering, with net proceeds estimated to be between $ 18.7 million and $ 26.0 million, will significantly increase our regulatory capital levels and ratios.  Based upon our existing capital, and the capital to be raised in this offering, we believe that we will have sufficient capital to carry out our proposed business plan for at least the next year and to meet any applicable regulatory capital requirements during that period.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ( “ FASB ” ) issued Accounting Standard Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (the “ASU”). The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The new guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder’s equity. The ASU requires that all non owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income (OCI), the components of other comprehensive income, and the total of comprehensive income.  The new guidance will be effective for annual and interim periods beginning after December 15, 2011.  We do not expect the adoption of this guidance to have a material impact on our financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. Since 2006, the FASB and IASB have been working closely together to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs and to ensure that fair value has the same meaning in U.S. GAAP and IFRSs. The Amendments in this Update explain how to measure fair value – they do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The new guidance will be effective for annual and interim periods beginning after December 15, 2011.  We do not expect the adoption of this guidance to have a material impact on our financial statements.

In May 2011, the FASB issued Accounting Standards Update No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The objective is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. Topic 860, Transfers and Servicing, prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets.  The new guidance will be effective for annual and interim periods beginning after December 15, 2011.  We do not expect the adoption of this guidance to have a material impact on our financial statements.

In April 2011, the FASB issued Accounting Standards Update No. 2011 - 02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring . This ASU clarifies guidance within Accounting Standards Codification Topic 310, Receivables—Troubled Debt Restructurings by Creditors, of whether a creditor has granted to the borrower a concession during a loan restructuring and clarifies the guidance applicable to evaluating whether a borrower is experiencing financial difficulties. Both of these evaluations must be performed by a creditor during a loan restructuring to determine if the restructuring qualifies as a troubled debt restructuring . This ASU also requires additional disclosures included in ASU 2010-20, but deferred from the original adoption date, regarding troubled debt restructurings to be disclosed. The effective date of this ASU is for the first interim period beginning after June 15, 2011, and is to be applied retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this ASU did not have a material impact on the Bank ’ s financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.  The objective of this ASU is to enhance disclosures and provide converged disclosures under U.S. GAAP and IFRS about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position.  This ASU requires disclosure of both net and gross information for these assets and liabilities.  The new guidance will be effective for annual and interim periods beginning on or after January 1, 2013.   We do not expect the adoption of this guidance to have a material impact on our financial statements.

In December 2011, the FASB issued Accounting Standard Update No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (the “ ASU ” ).  The objective of this ASU is to defer the effective date of only the changes in ASU No. 2011-05 (see below) that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income.  This guidance reinstates the requirements for the presentation of reclassifications out of accumulated other comprehensive income that was in place before the issuance of ASU No. 2011-05.  The new guidance will be effective for annual and interim periods beginning after December 15, 2011.  We do not expect that the adoption of this guidance to have a material impact on our financial statements.

BUSINESS OF FS BANCORP, INC.

FS Bancorp was formed at the direction of 1st Security Bank of Washington in September 2011 for the purpose of owning all of the outstanding stock of 1st Security Bank of Washington issued in the conversion and stock offering.  FS Bancorp is incorporated under the laws of the State of Washington, and generally is authorized to engage in any activity that is permitted by the Washington Business Corporation Act.  The business of FS Bancorp initially will consist only of the business of 1st Security Bank of Washington.  The holding company structure will, however, provide FS Bancorp with greater flexibility than 1st Security Bank of Washington has to diversify its business activities, through existing or newly formed subsidiaries, or through acquisitions or mergers of both mutual and stock thrift institutions as well as other companies.  Although there are no current arrangements, understandings or agreements regarding any such activity or acquisition, FS Bancorp will be in a position after the conversion, subject to regulatory restrictions, to take advantage of any favorable acquisition opportunities that may arise.

The assets of FS Bancorp will consist initially of the stock of 1st Security Bank of Washington, the loan to the Employee Stock Ownership Plan (“ESOP”) and up to 50% of the net proceeds from the conversion and stock offering (less the amount loaned to the ESOP).  Initially, any activities of FS Bancorp are anticipated to be funded by the retained proceeds and the income thereon and dividends from 1st Security Bank of Washington, if any.  See “Our Policy Regarding Dividends” and “How We Are Regulated – Limitations on Dividends and Stock Repurchases.”  Thereafter, activities of FS Bancorp may also be funded through sales of additional securities, through borrowings and through income generated by other activities of FS Bancorp.  At this time, there are no plans regarding such other activities other than the intended loan to the ESOP to facilitate its purchase of common stock in the conversion.  See “Management – Benefit Plans – Employee Stock Ownership Plan.”

The executive offices of FS Bancorp are located at 6920 220th Street SW, Mountlake Terrace, Washington  98043.  Its telephone number at that address is (425) 771-5299.

BUSINESS OF 1st SECURITY BANK OF WASHINGTON

General

1st Security Bank of Washington is a relationship-driven community bank.  We deliver banking and financial services to local families, local and regional businesses and industry niches within distinct Puget Sound area communities.  We emphasize long-term relationships with families and businesses within the communities we serve, working with them to meet their financial needs.  We are also actively involved in community activities and events within these market areas, which further strengthens our relationships within these markets.  We have been serving the Puget Sound area since 1936.  Originally chartered as a credit union, previously known as Washington’s Credit Union, we served various select employment groups.  On April 1, 2004, we converted from a credit union to a Washington state-chartered mutual savings bank.

1st Security Bank of Washington is a diversified lender with a focus on the origination of home improvement loans, commercial real estate mortgage loans, commercial business loans and second mortgage/home equity loan products.  Consumer loans, in particular indirect home improvement loans, represent the largest portion of the loan portfolio and have traditionally been the mainstay of the bank’s lending strategy, a carryover from its days as a credit union.  Going forward, we plan to place more emphasis on commercial real estate, commercial business and residential construction lending, while maintaining the current size of our consumer loan portfolio.  We also reintroduce in-house originations of residential mortgage loans during the fourth quarter of 2011, primarily for sale into the secondary market, through a mortgage banking program.  Our lending strategies are intended to take advantage of: (1) our historical strength in indirect consumer lending, (2) recent market dislocation that we believe has created new lending opportunities and the availability of experienced lenders, and (3) our strength in relationship lending. Retail deposits will continue to serve as an important funding source.

Market Area

We conduct our operations out of our main administrative office and 6 full-service branch offices in the Puget Sound region of Washington.  The administrative office is located in Mountlake Terrace, in Snohomish County, Washington.  Three branch offices are located in Snohomish County, while there is one office each in King and Pierce Counties to the south and Kitsap County to the west.

The primary market area for business operations is the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area (the “Seattle MSA”).  Kitsap County, though not in the Seattle MSA, is also part of our market area.  This overall region is typically known as the “Puget Sound” region.  The population of the Puget Sound region was an estimated 3.4 million in 2010, approximately one-half of the state’s population, representing a large population base for potential business.  The region has a well-developed urban area in the western portion along Puget Sound, with the central and eastern portions remaining undeveloped, rural and mountainous.

The Puget Sound region is the largest business center in both the state of Washington and the Pacific Northwest.  Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism.  The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology.  The workforce in general is well-educated and strong in technology.  Washington state’s location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (approximately one in three jobs in Washington is tied to foreign exports).  Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

King County, the location of the city of Seattle, has the largest employment base and overall level of economic activity.  King County’s largest employers include The Boeing Company, Microsoft Corporation, and the University of Washington.  Companies that are headquartered in King County include Alaska Airlines, Amazon.com, Attachmate, Costco, Starbucks and Microsoft.  Pierce County’s economy is also well diversified with the presence of military related government employment (Joint Base Lewis-McChord), along with health care (the Franciscan Health System and the Multicare Health System).  In addition, there is a large employment base in the economic sectors of shipping (the Port of Tacoma) and aerospace employment (Boeing).  Snohomish County to the north has an economy based on aerospace employment (Boeing), military (the Everett Naval Station) along with additional employment concentrations in biotechnology, electronics/computers, and wood products.  Eight of the largest employers in the state are headquartered in King County.

The United States Navy is a key element for Kitsap County’s economy.  The United States Navy is the largest employer in the county, with installations at Puget Sound Naval Shipyard, Naval Undersea Warfare Center Keyport and Naval Base Kitsap (which comprises former Naval Submarine Base Bangor, and Naval Station Bremerton).  The largest private employers in the county are the Harrison Medical Center, Wal-Mart, and Port Madison Enterprises.

The 2010 median household income and per capita income levels in King, Snohomish, and Kitsap Counties were higher than the state and national averages, while Pierce County reported income levels slightly below the Washington state average.  King and Snohomish Counties contain a larger percentage of white-collar professional employment.  Approximately 86.6% of King County households had income levels in excess of $50,000 annually in 2010, compared to 82.5% for the state of Washington and 79.2% for the United States.  In 2008, the U.S. Census Bureau determined that Seattle has the highest percentage of college and university graduates of any U.S. city; it was listed as the most literate or second most literate city of the country every year since 2005.  Seattle’s high income and education levels, especially compared to other major cities, result in King County ranking in the top 100 wealthiest counties in the United States.

Unemployment rates in Pierce, Kitsap, King, Snohomish counties have roughly stabilized in the last 12 months after dropping from their 2010 first quarter highs.  Overall unemployment in Washington was 9.0% as of July 2011, down from a high of 10.9% in January 2010, closely paralleling national trends.  As of July 2011, Kitsap County and King County reported rates slightly lower than the state and national averages, at 7.7% and 8.6%, respectively.  In the same time period, unemployment in Pierce County was 9.6%, and unemployment in Snohomish County was slightly higher at 10%, both consistently tracking the overall unemployment levels of Washington by within 1% since the beginning of the 2008 recession.

According to the Washington Center for Real Estate Research, home values in the state of Washington have suffered declines in the last year.  For the quarter ended June 30, 2011, the average home value was $241,500 in Snohomish County, $197,000 in Pierce County, $348,300 in King County, and $235,000 in Kitsap County.  Compared to the statewide average decline in home values of 8% over the last year, Snohomish and Pierce counties have performed worse, with 14% and 11% declines, respectively.  King County’s decline of 7% is slightly better than the state average.  Only Kitsap County avoided any decrease, with average home values this year approximately unchanged since the year prior.

For a discussion regarding the competition in our primary market area, see “Business of 1st Security Bank of Washington - Competition.”

Lending Activities

General.  Historically, while operating as a credit union, our primary emphasis was the origination of consumer loans (primarily indirect home improvement and automobile-secured loans), one-to four-family residential first mortgages, and second mortgage/home equity loan products.  More recently, while maintaining the active indirect consumer lending program, we have shifted our lending focus to non-mortgage commercial business loans, as well as commercial real estate and residential construction and development loans.  We have also recently reintroduced in-house originations of residential mortgage loans, primarily for sale in the secondary market, through a mortgage banking program.  While maintaining our historical strength in consumer lending, we recently added management and personnel in the commercial lending area to take advantage of the relatively favorable long-term business and economic environments prevailing in our markets for small business lending.

Loan Portfolio Analysis. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	December 31,
	2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
Commercial	$28,931	13.09%	$28,061	11.86%	$29,099	12.20%	$25,872	11.33%	$17,309	7.19%
Multi-family	1,175	0.53	1,159	0.49	409	0.17	408	0.18	972	0.41
One- to four-family	8,752	3.96	13,218	5.59	8,233	3.45	6,969	3.05	60,556	25.15
Home equity	14,507	6.56	15,655	6.62	16,448	6.90	18,689	8.19	19,721	8.19
Construction and development	10,144	4.59	9,805	4.15	17,390	7.29	23,861	10.45	6,520	2.71
Total real estate loans	63,509	28.73	67,898	28.71	71,579	30.01	75,799	33.20	105,078	43.65

Consumer Loans:
Indirect home improvement	81,143	36.70	94,833	40.10	89,883	37.68	75,203	32.94	69,559	28.89
Recreational	24,471	11.07	24,105	10.19	18,011	7.55	12,165	5.33	11,727	4.87
Automobile	5,832	2.64	12,645	5.35	23,359	9.79	30,514	13.37	25,991	10.80
Home improvement	934	0.42	1,295	0.55	1,725	0.72	2,203	0.96	2,952	1.23
Other	1,826	0.83	2,887	1.21	4,277	1.80	6,190	2.71	6,251	2.59
Total consumer loans	114,206	51.66	135,765	57.40	137,255	57.54	126,275	55.31	116,480	48.38

Commercial business loans	43,337	19.61	32,841	13.89	29,699	12.45	26,218	11.49	19,197	7.97

Total gross loans receivable	221,052	100.00%	236,504	100.00%	238,533	100.00%	228,292	100.00%	240,755	100.00%

Less:
Deferred fees and discounts	424		223		313		280		(204)
Allowance for losses	(4,345)		(5,905)		(7,405)		(5,598)		(2,744)
Total loans receivable, net	$217,131		$230,822		$231,441		$222,974		$237,807

The following table shows the composition of our loan portfolio by fixed- and adjustable-rate loans at the dates indicated.

	December 31,
	2011		2010		2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Fixed-rate loans:
Real estate loans:
Commercial	$17,578	7.95%	$16,333	6.90%	$15,729	6.59%	$16,449	7.20%	$15,852	6.58%
Multi-family	1,175	0.53	1,159	0.49	409	0.17	405	0.17	968	0.40
One- to four-family	5,452	2.47	6,585	2.79	4,552	1.91	6,159	2.70	57,610	23.93
Home equity	2,154	0.97	2,784	1.18	3,839	1.61	5,399	2.36	6,616	2.75
Construction and development	3,407	1.54	1,556	0.66	501	0.21	105	0.05	110	0.05
Total real estate loans	29,766	13.46	28,417	12.02	25,030	10.49	28,517	12.48	81,156	33.71

Consumer	114,201	51.65	135,752	57.39	137,231	57.53	126,221	55.29	116,329	48.32
Commercial business	8,971	4.07	1,049	0.45	870	0.36	454	0.20	165	0.07
Total fixed-rate loans	152,938	69.18	165,218	69.86	163,131	68.38	155,192	67.97	197,650	82.10

Adjustable-rate loans:
Real estate loans:
Commercial	11,353	5.14	11,728	4.96	13,370	5.61	9,423	4.13	1,457	0.61
Multi-family	---	---	---	---	---	---	3	0.01	4	0.01
One- to four-family	3,300	1.49	6,633	2.80	3,681	1.54	810	0.35	2,946	1.22
Home equity	12,353	5.59	12,871	5.44	12,609	5.29	13,290	5.83	13,105	5.44
Construction and development	6,737	3.05	8,249	3.49	16,889	7.08	23,756	10.40	6,410	2.66
Total real estate loans	33,743	15.27	39,481	16.69	46,549	19.52	47,282	20.72	23,922	9.94

Consumer	5	0.01	13	0.01	24	0.01	54	0.02	151	0.06
Commercial business	34,366	15.54	31,792	13.44	28,829	12.09	25,764	11.29	19,032	7.90
Total adjustable-rate loans	68,114	30.82	71,286	30.14	75,402	31.62	73,100	32.03	43,105	17.90

Total gross loans receivable	221,052	100.00%	236,504	100.00%	238,533	100.00%	228,292	100.00%	240,755	100.00%

Less:
Deferred fees and discounts	424		223		313		280		(204)
Allowance for losses	(4,345)		(5,905)		(7,405)		(5,598)		(2,744)
Total loans receivable, net	$217,131		$230,822		$231,441		$222,974		$237,807

Loan Maturity and Repricing.  The following table sets forth certain information at December 31, 2011 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments.  Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Real Estate
	One- to Four-family		Home Equity		Multi-family		Commercial		Construction and Development		Consumer		Commercial Business		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due During Years Ending December 31,
2012(1)	$3,896	6.27%	$12,352	5.81%	$374	6.57%	$1,668	6.80%	$5,774	6.41%	$1,135	8.99%	$25,631	5.18%	$50,830	5.71%
2013	---	---	4	7.75	---	---	3,547	2.99	2,991	5.36	2,548	8.79	6,098	5.52	15,188	5.45
2014	---	---	---	---	---	---	4,075	6.21	---	---	2,957	9.13	3,845	3.51	10,877	6.05
2015 and 2016	---	---	---	---	683	6.00	11,128	4.56	---	---	8,485	8.95	4,779	6.03	25,074	6.36
2017 to 2021	1,471	4.25	1,079	7.74	14	5.57	8,513	5.47	1,379	5.43	49,954	9.76	2,984	4.95	65,395	8.73
2022 to 2026	347	5.73	1,072	8.37	10	5.86	---	---	---	---	36,687	9.23	---	---	38,116	9.17
2027 and following	3,038	5.22	---	---	94	5.53	---	---	---	---	12,440	7.81	---	---	15,572	7.29
Total	$8,752	5.55%	$14,507	6.14%	$1,175	6.14%	$28,931	5.00%	$10,144	5.96%	$114,206	9.27%	$43,337	5.16%	$221,052	7.36%

(1) Includes demand loans, loans having no stated maturity and overdraft loans.

The total amount of loans due after December 31, 2012 which have predetermined interest rates is $ 146.1 million, while the total amount of loans due after this date which have floating or adjustable interest rates is $ 24.1 million.

Lending Authority.  The Chief Executive Officer and Chief Lending Officer have the authority to approve loans up to $1.5 million.  Loans in excess of $1.5 million require approval of the Loan Committee, which includes members of the board of directors of 1st Security Bank of Washington.  The Chief Lending Officer may delegate lending authority to other individuals at levels consistent with their responsibilities.

As a state chartered savings bank chartered under Washington law, 1st Security Bank of Washington is not subject to any statutory lending limits.  At December 31, 2011, however, our internal policy limits loans to one borrower and the borrower’s related entities to 20% of our unimpaired capital and surplus, or approximately $5.4 million at December 31, 2011, without the express prior consent of our board of directors .  Our largest loan or lending relationship at December 31, 2011, totaled $4.3 million and consisted of two lines of credit, the largest was a $4.0 million warehouse line of credit secured by the underlying notes associated with mortgage loans made to borrowers by the mortgage banking company.  Our next largest lending relationship at December 31, 2011, totaled $3.9 million and consisted of three separate commercial real estate loans to related parties, the largest of which was $2.8 million secured by a commercial retail building located in Seattle, WA.   The next largest lending relationship at December 31, 2011, totaled $3.7 million and consisted of two lines of credit to a limited liability company .  One of these lines had an outstanding balance of $2.8 million secured by 18 rental homes and the other line had an outstanding balance of $ 924,600 secured by 6 rental homes.  The next two largest lending relationships at December 31, 2011, were as follows:  a $3.5 million warehouse line of credit secured by the underlying notes associated with mortgage loans made to borrowers by the mortgage banking company; and a $3.4 million loan secured by an owner-occupied commercial office building in Kirkland, WA .  At December 31, 2011, we had twelve additional relationships that exceeded $2.0 million.  All of the foregoing loans were current at December 31, 2011.

Commercial Real Estate Lending.  We offer a variety of commercial real estate loans.  Most of these loans are secured by income producing properties, including retail centers, warehouses and office buildings located in our market areas.  We also have a limited amount of loans secured by multi-family residences.  At December 31, 2011, commercial real estate loans (including multi-family residential loans) totaled $ 30.1 million, or 13.6%, of our gross loan portfolio.

Our loans secured by commercial real estate are originated with a fixed or variable interest rate for up to a 10-year term and a 25-year amortization.  The variable rate loans are indexed to the prime rate of interest or a short-term LIBOR rate, with rates ranging from 0.5% below the prevailing index rate to 3.0% above the prevailing rate.  Loan-to-value ratios on our commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan.  In addition, personal guarantees are obtained from the primary borrowers on substantially all credits.

Loans secured by commercial real estate are generally underwritten based on the net operating income of the property and the financial strength of the borrower.  The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt plus an additional coverage requirement.  We generally require an assignment of rents or leases in order to be assured that the cash flow from the project will be sufficient to repay the debt.  Appraisals on properties securing commercial real estate loans are performed by independent state certified or licensed fee appraisers.  We do not generally maintain insurance or tax escrows for loans secured by commercial real estate.  In order to monitor the adequacy of cash flows on income-producing properties, the borrower is required to provide financial information on at least an annual basis.

Loans secured by commercial real estate properties generally involve a greater degree of credit risk than one- to four-family residential mortgage loans.  These loans typically involve large balances to single borrowers or groups of related borrowers.  Because payments on loans secured by commercial and multi-family real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy.  If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower’s ability to repay the loan may be impaired.

We intend to continue to emphasize commercial real estate lending and, as a result, we have assembled a highly experienced team, with an average of over 20 years experience.  Our Chief Lending Officer has over 23 years of commercial lending experience in the northwestern U.S. region, and other experienced commercial loan officers have recently been hired to support our commercial real estate lending objectives.  As the commercial loan portfolio expands, we intend to bring in additional experienced personnel in the areas of loan analysis and commercial deposit relationship management, as needed.

One- to Four-Family Real Estate Lending.  We have historically originated loans secured by first mortgages on one- to four-family residences, primarily in our market area.  We originate one- to four-family residential mortgage loans through referrals from real estate agents, builders and from existing customers.  Walk-in customers are also an important source of our loan originations. During 2008, we securitized into mortgage-backed securities $50.2 million of one- to four-family residential loans, selling $48.6 million of these securities.  The securitization and sale was done to provide liquidity for operations and future lending activities, to repay a portion of our outstanding borrowings, and to limit our overall exposure to the real estate mortgage market.  This transaction also allowed us to reduce the amount of lower yielding, long-term residential loans in our portfolio and to manage our interest rate risk exposure.  At December 31, 2011, one- to four-family residential mortgage loans totaled $ 8.8 million, or 4.0%, of our gross loan portfolio.

In recent years, we have primarily utilized local community mortgage lenders to provide home loans to our customers. This origination structure allowed us to devote internal resources to commercial and consumer lending, while continuing to serve the needs of our customers.  In order to control the customer experience, as well as to increase and diversify our sources of income, we recently hired several experienced bankers to implement and oversee an in-house mortgage banking operation.   Mortgage banking operations commenced during the fourth quarter of 2011, with one loan closing and six loan commitments made during the fourth quarter.   The mortgage banking operation originates residential mortgage loans, primarily for sale into the secondary market. Servicing of these loans will be released in some cases and retained in others, depending on the customer relationship and market execution.

We will generally underwrite our one- to four-family loans based on the applicant’s ability to repay.  This includes employment and credit history and the appraised value of the subject property.  We will lend up to 100% of the lesser of the appraised value or purchase price for one- to four-family first mortgage loans.  For first mortgage loans with a loan-to-value ratio in excess of 80%, we generally require either private mortgage insurance or government sponsored insurance in order to mitigate the higher risk level associated with higher loan-to-value loans.  Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years and are generally fully amortizing, with payments due monthly.  Adjustable-rate mortgage loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise the borrower’s payments rise, increasing the potential for default.  Properties securing our one- to four-family loans are appraised by independent fee appraisers who are selected in accordance with industry and regulatory standards. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary. We anticipate that the underwriting criteria used for our new one- to four-family loans originated by our mortgage banking division will be similar to our historical underwriting standards and will conform to secondary market guidelines.

 Home Equity Lending.  We have been active in second mortgage and home equity lending, with the focus of this lending being conducted in our primary market area.  Our home equity lines of credit generally have adjustable rates tied to the prime rate of interest with a draw term of ten years and a term to maturity of 15 years.  Monthly payments are based on 1.0% of the outstanding balance with a maximum combined loan-to-value ratios of up to 90%, including any underlying first mortgage.  Second mortgage home equity loans are typically fixed rate, amortizing loans with terms of up to 15 years.  Total second mortgage/home equity loans totaled $ 14.5 million, or 6.6 % of the loan portfolio, as of December 31, 2011, $ 12.4 million of which were adjustable rate home equity lines of credit.

Construction and Development Lending.  Historically, we have originated construction loans secured by commercial real estate and, to a lesser extent, one- to four-family residences.  We have also originated loans secured by tracts of land for development.  Construction and development lending was modest over the last several years.  As the real estate markets weakened, demand for new construction declined and many builders experienced cash flow problems.  Going forward, we intend to increase our residential construction lending and have recently hired a team of three lenders and one operations manager to support this initiative.  This team has over 60 years of combined experience and expertise in acquisition, development and construction (“ADC”) lending in the Puget Sound market area.  We are implementing this strategy to take advantage of what we believe is an unmet demand for construction and ADC loans to experienced, successful and relationship driven builders in our market area after many other banks abandoned this segment because of previous overexposure.  At December 31, 2011, our construction and development loans totaled $ 10.1 million, or 4.6%, of our total loan portfolio and consisted of loans for commercial construction projects.   At December 31, 2011, $623,000 for these loans were on non-accrual status .

Our residential construction lending program focuses on the origination of loans for the purpose of constructing, on both a pre-sold and speculative basis, and selling primarily one- to four-family residences within our market area.  We generally limit these types of loans to known builders and developers in our market area.  Our construction loans generally provide for the payment of interest only during the construction phase, which is typically up to 12 months.  At the end of the construction phase, the construction loan is generally paid off through the sale of the newly constructed home and a permanent loan from another lender, although commitments to convert to a permanent loan may be made by us.  Construction loans are made with a maximum loan-to-value ratio of the lower of 95% of cost or 80% of appraised value at completion.  These loans generally include an interest reserve of 5% to 7% of the loan commitment amount.

Commitments to fund construction loans generally are made subject to an appraisal of the property by an independent licensed appraiser.  We also review and inspect each property before disbursement of funds during the term of the construction loan.  Loan proceeds are disbursed after inspection by a third party inspector based on the percentage of completion method.

We may also make land acquisition and development loans to builders or residential lot developers on a limited basis.  These loans involve a higher degree of credit risk, similar to commercial construction loans.  At December 31, 2011, included in the $ 10.1 million of construction loans, were three land acquisition and development loans totaling $2.8 million.  These land loans also involve additional risks because the loan amount is based on the projected value of the lots after development.  We make these loans for up to 75% of the estimated value with a term of up to two years.  These loans are required to be paid on an accelerated basis as the lots are sold, so that we are repaid before all the lots are sold.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate.  Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions.  If the estimate of construction costs is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property.  Additionally, if the estimate of value is inaccurate, we may be confronted with a project that, when completed, has a value that is insufficient to generate full payment.

We seek to address the forgoing risks associated with construction development lending by developing and adhering to underwriting policies, disbursement procedures and monitoring practices.  Specifically, we (i) seek to diversify loans  in our  market areas, (ii) evaluate and document the creditworthiness of the borrower and the viability of the proposed project, (iii) limit loan-to-value ratios to specified levels, (iv) control disbursements on construction loans on the basis of on-site inspections by bank personnel, and (v) monitor economic conditions and the housing inventory in each market.  No assurances, however, can be given that these practices will be successful in mitigating the risks of construction development lending.

Consumer Lending.  Consumer lending represents a significant and important historical activity for us, primarily reflecting our indirect lending through home improvement contractors and dealers.  As of December 31, 2011, consumer loans totaled $ 114.2 million, or 51.7 % of our gross loan portfolio.

Our indirect home improvement loans, also referred to as fixture secured loans, represent the largest portion of our loan portfolio and have traditionally been the mainstay of our lending strategy.  These loans totaled $ 81.1 million, or 36.7 % of total loans and 71.0 % of total consumer loans, at December 31, 2011.  Indirect home improvement loans are originated through a network of approximately 150 home improvement contractors and dealers located in Washington and Oregon.  Approximately 10 dealers are responsible for a majority of the loan volume.  These fixture secured loans consist of loans for a wide variety of products, such as replacement windows, siding, roofs, HVAC systems and roofing materials.

In connection with our fixture secured loans, we receive loan applications from the dealers, and originate the loans based on pre-defined lending criteria.  The loans are processed by us through our loan origination software, with approximately 40% of the loan applications receiving an automated approval based on the information provided, and the remaining loans processed by our credit analysts.  We follow our internal underwriting guidelines in evaluating loans obtained through the indirect dealer program, including using FICO credit scores to approve loans.

Our fixture secured loans generally range in amounts from $2,500 to $35,000, and generally carry terms of up to 12 years with fixed rates of interest.  In some instances, the participating dealer may receive a premium rate for the amount over our initial interest rate.  Our fixture secured loans are secured by the personal property installed in, on or at the borrower’s real property, and may be perfected with a UCC-2 financing statement filed in the county of the borrower’s residence.  We generally file a UCC-2 financing statement to perfect our security interest in the personal property in situations where the borrower’s credit score is below 720 or the home improvement loan is for an amount in excess of $20,000.  Perfection gives us a claim to the collateral that is superior to someone that obtains a lien through the judicial process subsequent to the perfection of a security interest.  The failure to perfect a security interest does not render the security interest unenforceable against the borrower.  However, failure to perfect a security interest risks avoidance of the security interest in bankruptcy or subordination to the claims of third parties.

The decline in home prices experienced in our market area in recent years has resulted in a lower level of demand for home improvement loans, as homeowners are less likely to invest in existing homes if the amount owed on the property exceeds the current fair value.  Thus, we have experienced a modest decline in the balances of these types of loans.  In order to maintain our indirect home improvement loan volume, we are considering expanding this line of business into the State of California.  We are currently testing the California market with a limited number of contractors and dealers.  To the extent we determine to move forward with expanding our indirect home improvement lending program into California, we will need to add contractors and dealers and may require more account executives and contractor/dealer management resources to manage existing and solicit new contractor/dealer relationships.  As application volume for loans increases, we also may require more processing and underwriting staff and as the portfolio grows, we will require more servicing and collections staff.

We also offer other consumer loans, primarily secured by boats and automobiles.  Recreational loans, substantially all of which are boat loans, represent the second largest segment of our consumer loan portfolio, with the balances increasing in recent periods as a replacement for the reduction in auto loans.  As of December 31, 2011, our recreational loan portfolio totaled $ 24.5 million, or 11.1 % of total loans and 21.4 % of total consumer loans.  Boat loans are originated with borrowers on both a direct and indirect basis and carry terms of up to 20 years, and generally have fixed rates of interest.  We require a 10% down payment, and the loan amount may be up to the lesser of 120% of factory invoice or 90% of the purchase price.

Automobile loans represent a prior lending focus whereby indirect loans were originated through a dealer network throughout the northwest region of the United States for new and used cars.  However, this program has been terminated and auto loans are currently only originated at our branch office locations.  The balance of auto loans has declined substantially in recent years and totaled $ 5.8 million, or 2.6 % of our gross loan portfolio, at December 31, 2011.  It is expected to continue to decline in the future.  Auto loans currently originated by the branches may be written for up to seven years for a new or used car with fixed rates of interest.  We also originate a small number of other consumer loans, including direct home improvement, loans on deposit and other consumer loans, which totaled $ 2.8 million as of December 31, 2011.  These loans generally carry fixed as well and terms up to five years.

In evaluating any consumer loan application, a borrower’s FICO score is utilized as an important indicator of credit risk.  Over the last several years we have emphasized originations of loans to consumers with higher credit scores .  This has resulted in a lower level of loan charge-offs in recent periods.  As of December 31, 2011, 65.0 % of our consumer loan portfolio was originated with borrowers having a FICO score over 720 at the time of origination, and 94.1 % was originated with borrowers having a FICO score over 660 at the time of origination.

Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates.  In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer and other loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as boats, automobiles and other recreational vehicles.  In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance.  As a result, consumer loan collections are dependent on the borrower’s continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.  In the case of our fixture secured loans, it is very difficult to repossess the personal property securing these loans as they are typically attached to the borrower’s personal residence.  Accordingly, if a borrower defaults on a fixture secured loan our only practical recourse, due to the general small size of these loans, is to wait until the borrower wants to sell or refinance the home, at which time if we have a perfected security interest we generally will be able to collect.

Commercial Business Lending.   We originate commercial business loans and lines of credit to local small- and mid-sized businesses in our Puget Sound market area that are secured by accounts receivable, inventory or property, plant and equipment.  Consistent with management’s objectives to expand our commercial business lending, in 2010 we commenced a mortgage warehouse lending program through which we fund third party mortgage bankers.   Under this program we provide short term funding to the mortgage banking companies for the purpose of originating residential mortgage loans for sale into the secondary market.  Our warehouse lending lines are secured by the underlying notes associated with mortgage loans made to borrowers by the mortgage banking company and we generally require guarantees from the principle shareholder(s) of the mortgage banking company.  These loans are repaid when the note is sold by the mortgage bank into the secondary market, with the proceeds from the sale used to pay down the outstanding loan before being dispersed to the mortgage bank.  At December 31, 2011, we had approved warehouse lending lines for nine companies with varying limits up to $4.0 million for an aggregate amount of $ 35.5 million.  During the year ended December 31, 2011, we processed approximately 900 loans and funded approximately $ 226.6 million under this program , with $17.4 million outstanding at December 31, 2011.   In addition, we recently started to offer Small Business Administration loans.

Our commercial business loans may be fixed-rate, but are usually adjustable-rate loans indexed to the prime rate of interest, plus a margin.  Some of our commercial business loans, such as those made pursuant to our warehouse lending program, are structured as lines of credit with terms of 12 months and interest only payments required during the term, while other loans may reprice on an annual basis and amortize over a two to five year period.  Due to the current interest rate environment, these loans and lines of credit are generally originated with a floor, which is generally set at   5.5%.  Loan fees are generally charged at origination depending on the credit quality and account relationships of the borrower.  Advance rates on these types of lines are generally limited to 80% of accounts receivable and 50% of inventory.  We also generally require the borrower to establish a deposit relationship with us as part of the loan approval process.  At December 31, 2011, our commercial business loan portfolio totaled $ 43.3 million, or 19.6%, of our gross loan portfolio.

At December 31, 2011, most of our commercial business loans were secured.  Our commercial business lending policy includes credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower.  Analysis of the borrower’s past, present and future cash flows is also an important aspect of our credit analysis.  We generally require personal guarantees on our commercial business loans.  Nonetheless, commercial business loans are believed to carry higher credit risk than residential mortgage loans.  At December 31, 2011, our largest commercial business lending relationship consisted of two loans, with an aggregate outstanding balance of $ 4.3 million, to a single borrower ; a warehouse line of credit secured by the underlying notes associated with mortgage loans and a line of credit secured by all business assets .  These loans were performing in accordance with their terms at December 31, 2011.

Unlike residential mortgage loans, commercial business loans, particularly unsecured loans, are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business and, therefore, are of higher risk.  We make commercial loans secured by business assets, such as accounts receivable, inventory, equipment, real estate and cash as collateral with loan-to-value ratios of up to 80%, based on the type of collateral.  This collateral depreciates over time, may be difficult to appraise and may fluctuate in value based on the specific type of business and equipment used.  As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions).

Loan Originations, Servicing, Purchases and Sales

We originate both fixed-rate and adjustable-rate loans.  Our ability to originate loans, however, is dependent upon customer demand for loans in our market areas.  Over the past few years, we have continued to originate consumer loans, and increased our emphasis on commercial real estate and commercial business lending, and to a lesser extent construction and development lending.  Demand is affected by competition and the interest rate environment.  In periods of economic uncertainty, the ability of financial institutions, including us, to originate large dollar volumes of commercial business and real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.  From time to time, we purchase loan participations to supplement our loan originations.

In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services.  The fees vary from time to time, generally depending on the supply of funds and other competitive conditions in the market.

We historically sold long term, fixed rate residential real estate loans in the secondary market.  These loans were sold in order to improve our interest rate risk.  These loans are generally sold for cash in amounts equal to the unpaid principal amount of the loans determined using present value yields to the buyer.  These sales allowed for a servicing fee on loans when the servicing is retained by us.  Most residential real estate loans sold by us were sold with servicing retained.  In addition, during the year ended December 31, 2008, we securitized and sold $48.6 million of our existing portfolio of residential mortgage loans.  We earned mortgage servicing income of $ 128,000 for the year ended December 31, 2011.   At December 31, 2011, we were servicing a $ 45.8 million portfolio.  Those servicing rights constituted a $ 200,000 asset on our books on that date, which is amortized in proportion to and over the period of the net servicing income.  These mortgage servicing rights are periodically evaluated for impairment based on their fair value, which takes into account the rates and potential prepayments of those sold loans being serviced.  The fair value of our mortgage servicing rights at December 31, 2011 was $ 255,000.   See Notes 4 and 14 of the Notes to Financial Statements.

Sales of whole real estate loans and participations in real estate loans can be beneficial to us since these sales generally generate income at the time of sale, produce future servicing income on loans where servicing is retained, provide funds for additional lending and other investments, and increase liquidity.

The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Years Ended December 31,
	2011	2010	2009
	(In thousands)
Originations by type:
Fixed-rate:
One- to four-family	$44	$2,378	$7,331
Home equity	---	---	148
Multi-family	31	759	6
Commercial	6,436	3,037	3,813
Construction and development	1,302	---	404
Consumer	26,254	53,043	63,047
Commercial business (excluding warehouse lines)	8,098	384	476
Total fixed-rate	42,165	59,601	75,225

Adjustable- rate:
One- to four-family	533	1,221	2,582
Home equity	4,007	5,266	4,743
Multi-family	---	---	---
Commercial	163	555	1,122
Construction and development	5,475	775	3,471
Consumer	---	3	11
Commercial business (excluding warehouse lines)	12,956	15,380	23,853
Warehouse lines, net	17,405	11,940	8,199
Total adjustable-rate	40,539	35,140	43,981
Total loans originated	82,704	94,741	119,206

Sales and repayments:
One- to four-family	---	---	6,429
Commercial	2,100	---	---
Consumer	---	---	---
Commercial business	1,470	---	---
Total loans sold	3,570	---	6,429
Mortgage-backed securities	---	---	---
Total sales	3,570	---	6,429
Total principal repayments	94,586	96,770	102,536
Total reductions	98,156	96,770	108,965
Net increase (decrease)	$(15,452)	$(2,029)	$10,241

Asset Quality

When a borrower fails to make a required payment on a residential real estate loan, we attempt to cure the delinquency by contacting the borrower.  In the case of loans secured by residential real estate, a late notice typically is sent 16 days after the due date, and the borrower is contacted by phone within 16 to 25 days after the due date.  When the loan is 30 days past due, an action plan is formulated for the credit under the direction of the Manager of Collection department.  Generally, a delinquency letter is mailed to the borrower.  All delinquent accounts are reviewed by a loan control representative who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due.  If the account becomes 60 days delinquent and an acceptable repayment plan has not been agreed upon, a loan control representative will generally refer the account to legal counsel with instructions to prepare a notice of intent to foreclose.  The notice of intent to foreclose allows the borrower up to 30 days to bring the account current.  If foreclosed, generally we take title to the property and sell it directly through a real estate broker.

Delinquent consumer loans are handled in a similar manner.  Appropriate action is taken in the form of phone calls and notices to collect any loan payment that is delinquent more than 16 days.  Once the loan is 90 days past due, it is classified as nonaccrual.  Generally, credits are charged off if past due 120 days, unless the collections department provides support for continuing its collection efforts.  Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.

Delinquent commercial business loans and loans secured by commercial real estate are handled by the loan officer in charge of the loan, who is responsible for contacting the borrower.  The loan officer works with outside counsel and, in the case of real estate loans, a third party consultant to resolve problem loans.  In addition, management meets as needed and reviews past due and classified loans, as well as other loans that management feels may present possible collection problems, which are reported to the loan committee and the board on a monthly basis.  If an acceptable workout of a delinquent commercial loan cannot be agreed upon, we generally initiate foreclosure or repossession proceedings on any collateral securing the loan.

The following table shows our delinquent loans by the type of loan and number of days delinquent as of December 31, 2011.

	Loans Delinquent For:
	60-89 Days				90 Days and Over			Total Loans Delinquent 60 Days or More
	Number	Amount		Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in thousands)
Real estate loans:
One- to four-family	---	$	---	---%	2	$412	4.71%	2	$412	4.71%
Home equity	2		69	0.48	7	267	1.85	9	336	2.32
Construction and development	---		---	---	1	623	6.14	1	623	6.14
Total real estate loans	2		69	0.11	10	1,302	2.05	12	1,371	2.16

Consumer:
Indirect home improvement	53		453	0.56	52	454	0.56	105	907	1.12
Automobile	10		53	0.91	3	23	0.39	13	76	1.30
Recreational	2		50	0.20	2	1	---	4	51	0.21
Home improvement	1		31	3.32	---	---	---	1	31	3.32
Other	3		10	0.55	5	20	1.10	8	30	1.64
Total consumer loans	69		597	0.52	62	498	0.44	131	1,095	0.96
Commercial business loans	---		---	---	5	427	0.99	5	427	0.99
Total	71		$666	0.30%	77	$2,227	1.01%	148	$2,893	1.31%

Non-performing Assets.  The following table sets forth information with respect to our non-performing assets.

	December 31,
	2011	2010	2009		2008		2007
Non-accruing loans:	(Dollars in thousands)
Real estate loans:

One- to four-family	$412	$211	$	---	$	---	$	---
Home equity	267	574		40		87		10
Commercial	---	1,201		---		---		---
Construction and development	623	2,175		6,758		1,953		---
Total real estate loans	1,302	4,161		6,798		2,040		10

Consumer loans:
Indirect home improvement	454	522		276		308		117
Automobile	23	54		35		62		50
Recreational	1	38		119		32		3
Home improvement	---	75		3		---		---
Other	20	3		60		16		3
Total consumer loans	498	692		493		418		173
Commercial business loans	427	1,387		---		---		---
Total non-accruing loans	2,227	6,240		7,291		2,458		183

Accruing loans delinquent more than 90 days:
Home equity	---	62		163		30		---
Total accruing loans delinquent more than 90 days	---	62		163		30		---

Real estate owned	4,589	3,701		5,484		---		---

Repossessed automobiles, recreational vehicles	78	78		130		44		16

Total non-performing assets	$6,894	$10,081		$13,068		$2,532		$199

Restructured loans	$3,249	$1,508	$	---	$	---	$	---

Total non-performing assets as a percentage of total assets	2.43%	3.45%		4.64%		0.99%		0.08%

For the year ended December 31, 2011, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $ 266,000.   The amount that was included in interest income on such loans was $229,000.

Real Estate Owned and Repossessed Property.  Real estate acquired by us as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold.  When the property is acquired, it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or the fair market value of the property less selling costs.  We had five real estate owned properties as of December 31, 2011, totaling $ 4.6 million, consisting of one $ 1.3 million residential lot development, one $ 1.5 million commercial lot development, one $ 900,000 commercial building/lot, one $700,000 condo conversion, and one $200,000 single family residential building .  We had repossessed property totaling $ 78,000 at December 31, 2011.

Restructured Loans.  According to generally accepted accounting principles, we are required to account for certain loan modifications or restructuring as a “troubled debt restructuring.”  In general, the modification or restructuring of a debt is considered a troubled debt restructuring if we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrowers that we would not otherwise consider.  We had six restructured loans as of December 31, 2011, totaling $ 3.2 million , of which $3.1 million of these restructured loans have performed as agreed for over six months and are listed as accrual loans.  The remaining three loans totaling $132,000 are secured by single family residential loans with adequate collateral and are included in non-accruing loans in the table above .

Other Assets Especially Mentioned.  At December 31, 2011, there was approximately $ 973,000 of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories.

Classified Assets.  Federal regulations provide for the classification of lower quality loans and other assets (such as other real estate owned and repossessed property), debt and equity securities, as substandard, doubtful or loss.  An asset is considered substandard if it is inadequately protected by the current net worth and pay capacity of the borrower or of any collateral pledged.  Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values.  Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify problem assets as either substandard or doubtful, we may establish a specific allowance in an amount we deem prudent to address specific impairments.  General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets.  When an insured institution classifies problem assets as a loss, it is required to charge off those assets in the period in which they are deemed uncollectible.  Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions, which can order the establishment of additional loss allowances. Assets which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention.

In connection with the filing of periodic reports with the Federal Deposit Insurance Corporation and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations.  On the basis of our review of our assets, as of December 31, 2011, we had classified $ 12.3 million of our assets.  The $ 12.3 million of classified assets, consisting of $ 4.7 million in other real estate owned and repossessed property and $ 7.6 million of substandard and restructured loans, represented 45.8 % of equity and 4.3 % of total assets as of December 31, 2011. With the exception of the classified loans, management is not aware of any loans as of December 31, 2011, where the known credit problems of the borrower would cause us to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.  The $ 973,000 of loans under the caption “Other Assets Especially Mentioned” above are not included in our classified assets.

Allowance for Loan Losses

We maintain an allowance for loan losses to absorb probable incurred credit losses in the loan portfolio.  The allowance is based on ongoing, monthly assessments of the estimated probable incurred losses in the loan portfolio.  In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, peer group information, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.  Large groups of smaller balance homogeneous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions.  More complex loans, such as commercial real estate loans and commercial business loans, are evaluated individually for impairment, primarily through the evaluation of net operating income and available cash flow and their possible impact on collateral values.

The allowance is increased by the provision for loan losses, which is charged against current period earnings and decreased by the amount of actual loan charge-offs, net of recoveries.

The provision for loan losses was $ 2.4 million for the year ended December 31, 2011.   The allowance for loan losses was $ 4.3 million or 2.0 % of total loans at December 31, 2011 as compared to $5.9 million, or 2.5% of total loans outstanding at December 31, 2010. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.  Management will continue to review the adequacy of the allowance for loan losses and make adjustments to the provision for loan losses based on loan growth, economic conditions, charge-offs and portfolio composition.

Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.  In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolio.  See Notes 1 and 3 of the Notes to Financial Statements.

The following table summarizes the distribution of the allowance for loan losses by loan category.

	December 31
	2011		2010		2009		2008		2007
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)

Allocated at end of year to:

Real estate loans
One- to four-family	$181	3.96%	$170	5.59%	$59	3.45%	$16	3.05%	$347	25.15%
Home equity	242	6.56	265	6.62	191	6.90	170	8.19	212	8.19
Multi-family	9	0.53	5	0.49	2	0.17	1	0.18	7	0.41
Commercial	218	13.09	246	11.86	370	12.20	2,513	11.33	48	7.19
Construction or development	206	4.59	670	4.15	1,751	7.29	505	10.45	106	2.71
Total real estate loans	856	28.73	1,356	28.71	2,373	30.01	3,205	33.20	720	43.65

Consumer loans
Indirect home improvement	2,205	36.70	2,580	40.10	2,108	37.68	1,188	32.94	1,069	28.89
Automobile	279	2.64	405	5.35	931	9.79	583	13.37	435	10.80
Recreational	412	11.07	544	10.19	633	7.55	197	5.33	192	4.87
Home improvement	20	0.42	47	0.55	64	0.72	54	0.96	126	1.23
Other	38	0.83	68	1.21	168	1.80	125	2.71	142	2.59
Total consumer loans	2,954	51.66	3,644	57.40	3,904	57.54	2,147	55.31	1,964	48.38

Commercial business loans	535	19.61	905	13.89	1,128	12.45	246	11.49	60	7.97

Total	$4,345	100.00%	$5,905	100.00%	$7,405	100.00%	$5,598	100.00%	$2,744	100.00%

Management believes that it uses the best estimate information available to determine the allowance for loan losses.  However, unforeseen market conditions could result in adjustments to the allowance for loan losses and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.  The following table sets forth an analysis of our allowance for loan losses at the dates and for the periods indicated.

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Balance at beginning of year:	$5,905	$7,405	$5,598	$2,744	$2,706

Charge-offs:
Real estate loans
One- to four-family	11	32	---	---	---
Home equity	435	163	160	18	1
Commercial	152	---	---	---	---
Construction	38	1,529	1,436	843	---
Total real estate loans	636	1,724	1,596	861	1
Consumer loans
Indirect home improvement	2,497	2,490	2,195	1,006	600
Automobile	507	637	1,380	615	427
Recreational	372	413	545	93	108
Home improvement	52	76	35	11	13
Other	91	178	174	112	61
Total consumer loans	3,519	3,794	4,329	1,837	1,209
Commercial business loans	684	175	---	---	---
Total charge-offs	4,839	5,693	5,925	2,698	1,210

Recoveries:
Real estate loans
Home equity	30	---	---	60	---
Total real estate loans	30	---	---	60	---
Consumer loans
Indirect home improvement	528	351	262	269	214
Automobile	252	275	305	178	295
Recreational	52	70	53	36	70
Home improvement	14	---	1	1	16
Other	34	17	44	71	129
Total consumer loans	880	713	665	555	724
Commercial business loans	---	---	---	---	---

Total recoveries	910	713	665	615	724

Net charge-offs	3,929	4,980	5,260	2,083	486
Additions charged to operations	2,369	3,480	7,067	4,937	578
Reclassification for off-balance sheet contingencies	---	---	---	---	(54)
Balance at end of year	$4,345	$5,905	$7,405	$5,598	$2,744

Net charge-offs during the period to average loans outstanding during the year	1.81%	2.11%	2.27%	1.00%	0.21%

Net charge-offs during the year to average non-performing assets	0.51%	47.40%	89.36%	148.57%	195.18%

Allowance as a percentage of non-performing loans	195.11%	93.70%	99.34%	225.00%	1499.45%

Allowance as a percentage of gross loans receivable (end of year )	1.97%	2.50%	3.10%	2.45%	1.14%

Investment Activities

General.  Under Washington law, savings banks are permitted to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker’s acceptances, repurchase agreements, federal funds, commercial paper, investment grade corporate debt securities, and obligations of states and their political sub-divisions.

Our Chief Financial Officer has the basic responsibility for the management of our investment portfolio, subject to consultation with our Chief Executive Officer, and the direction and guidance of the board of directors.  Various factors are considered when making investment decisions, including the marketability, maturity and tax consequences of the proposed investment.  The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of our investment portfolio will be to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk.”  We expect that a portion of the net proceeds of this offering initially will be used to invest in US Government and federal agency securities of various maturities, mortgage-backed or other marketable securities, deposits in other financial institutions, or a combination thereof, until they can be deployed in an orderly fashion.

As a member of the Federal Home Loan Bank of Seattle, we had $1.8 million in stock of the Federal Home Loan Bank of Seattle at December 31, 2011.  For the year ended December 31, 2011, the Bank received no dividends from the Federal Home Loan Bank of Seattle.

The table below sets forth information regarding the composition of our securities portfolio and other investments at the dates indicated.  At December 31, 2011, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	December 31,
	2011		2010		2009
	Book Value	Fair Value	Book Value	Fair Value	Book Value		Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Federal agency securities	$14,202	$14,329	$6,175	$6,086	$	---	$	---
Municipal Bonds	3,905	4,005	1,144	1,103		---		---
Mortgage-backed	8,476	8,565	434	453		592		603
Total available-for-sale	26,583	26,899	7,753	7,642		592		603

Federal Home Loan Bank stock	1,797	1,797	1,797	1,797		1,797		1,797

Total securities	$28,380	$28,696	$9,550	$9,439		$2,389		$2,400

The composition and contractual maturities of our investment portfolio at December 31 2011, excluding Federal Home Loan Bank stock, are indicated in the following table.  The yields on municipal bonds have not been computed on a tax equivalent basis.

	December 31, 2011
	1 year or less			Over 1 year to 5 years		Over 5 to 10 years		Over 10 years		Total Securities
	Amortized Cost		Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
Securities available-for-sale:
Federal agency securities	$	---	---	$3,399	1.33%	$7,440	1.77%	$3,363	1.36%	$14,202	1.57%	$14,329
Municipal Bonds		---	---	1,859	2.34	862	3.73	1,184	4.29	3,905	3.24	4,005
Mortgage-backed		---	---	---	---	3,036	2.56	5,440	2.64	8,476	2.61	8,565

Total available-for-sale	$	---	---	$5,258	1.69%	$11,338	2.13%	$9,987	2.41%	$26,583	2.15%	$26,899

Deposit Activities and Other Sources of Funds

General.  Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes.  Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions.  Borrowings from the Federal Home Loan Bank of Seattle are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

Our deposit composition reflects a mixture with certificates of deposit accounting for approximately 38.9 % of the total deposits at December 31, 2011 and interest and noninterest-bearing checking, savings and money market accounts comprising the balance of total deposits.  We rely on marketing activities, convenience, customer service and the availability of a broad range of deposit products and services to attract and retain customer deposits.  We also had $ 4.3 million of brokered deposits at December 31, 2011.

Deposits.  Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts and certificates of deposit with a variety of rates.  Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors.  In determining the terms of our deposit accounts, we consider the development of long term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, our customer preferences and the profitability of acquiring customer deposits compared to alternative sources.

The following table sets forth our total deposit activities for the periods indicated.

	Years Ended December 31,
	2011	2010	2009
	(Dollars in thousands)

Beginning balance	$243,957	$230,985	$216,056
Net deposits (withdrawals)	(365)	9,304	10,697
Interest credited	2,826	3,668	4,232
Ending balance	$246,418	$243,957	$230,985

Net increase (decrease)	$2,461	$12,972	$14,929

Percent increase (decrease)	1.01%	5.62%	6.91%

The following table sets forth the dollar amount of savings deposits in the various types of deposits programs we offered at the dates indicated.

	December 31,
	2011		2010		2009
		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total
	(Dollars in thousands)
Transactions and Savings Deposits:

Interest-bearing checking	$20,669	8.39%	$19,458	7.98%	$22,764	9.85%
Noninterest-bearing checking	19,254	7.81	18,547	7.60	25,126	10.88
Savings	11,567	4.69	12,961	5.31	16,858	7.30
Money market	99,022	40.18	81,470	33.40	53,611	23.21

Total transaction and savings deposits	150,512	61.07	132,436	54.29	118,359	51.24

Certificates:

0.00 – 1.99%	65,421	26.55	74,366	30.48	38,303	16.58
2.00 – 3.99%	29,167	11.84	33,006	13.53	59,618	25.81
4.00 – 5.99%	1,312	0.53	3,720	1.52	14,290	6.19
6.00 – 7.99%	---	---	---	---	18	0.01
8.00 – 9.99%	6	0.01	429	0.18	397	0.17
10.00 and over	---	---	---	---	---	---

Total certificates	95,906	38.93	111,521	45.71	112,626	48.76

Total deposits	$246,418	100.00%	$243,957	100.00%	$230,985	100.00%

The following table sets forth the rate and maturity information of our time deposit certificates at December 31, 2011.

	0.00- 1.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%		8.00- 9.99%	10.00% or greater		Total	Percent of Total
	(Dollars in thousands)

Certificate accounts maturing in quarter ending:

March 31, 2012	$7,540	$386	$291	$	---	$6	$	---	$8,223	8.57%
June 30, 2012	10,253	7,606	9		---	---		---	17,868	18.63
September 30, 2012	14,884	135	14		---	---		---	15,033	15.67
December 31, 2012	22,361	1,240	395		---	---		---	23,996	25.02
March 31, 2013	826	431	82		---	---		---	1,339	1.40
June 30, 2013	1,292	81	---		---	---		---	1,373	1.43
September 30, 2013	1,553	776	130		---	---		---	2,459	2.56
December 31, 2013	304	1,824	208		---	---		---	2,336	2.44
March 31, 2014	207	317	174		---	---		---	698	0.73
June 30, 2014	321	437	---		---	---		---	758	0.79
September 30, 2014	210	307	---		---	---		---	517	0.54
December 31, 2014	4,356	638	---		---	---		---	4,994	5.21
Thereafter	1,314	14,989	9		---	---		---	16,312	17.01

Total	$65,421	$29,167	$1,312	$	---	$6	$	---	$95,906	100.00%

Percent of total	68.21%	30.41%	1.37%		---%	0.01%		---%	100.00%

The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of December 31, 2011.  Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

	Maturity
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(In thousands)

Certificates of deposit less than $100,000	$3,935	$7,779	$12,649	$11,857	$36,220

Certificates of deposit of $100,000 or more	4,288	10,089	26,380	18,929	59,686

Total certificates of deposit	$8,223	$17,868	$39,029	$30,786	$95,906

The Board of Governors of the Federal Reserve System requires 1st Security Bank of Washington to maintain reserves on transaction accounts or non-personal time deposits.  These reserves may be in the form of cash or non-interest-bearing deposits with the Federal Reserve Bank of San Francisco.  Negotiable order of withdrawal (NOW) accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to the reserve requirements, as are any non-personal time deposits at a savings bank.  As of December 31, 2011, our deposit with the Federal Reserve Bank of San Francisco and vault cash exceeded our reserve requirements.

Borrowings.  Although customer deposits are the primary source of funds for our lending and investment activities, we do use advances from the Federal Home Loan Bank of Seattle, and to a lesser extent federal funds purchased to supplement our supply of lendable funds, to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities.

As one of our capital management strategies, we have used advances from the Federal Home Loan Bank of Seattle to fund loan originations in order to increase our net interest income.  Depending upon the retail banking activity and the availability of excess post-conversion capital that may be provided to us, we will consider and may undertake additional leverage strategies within applicable regulatory requirements or restrictions.  These borrowings would be expected to primarily consist of Federal Home Loan Bank of Seattle advances.

As a member of the Federal Home Loan Bank of Seattle, we are required to own capital stock in the Federal Home Loan Bank of Seattle and are authorized to apply for advances on the security of that stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met.  Advances are individually made under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities.  Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit.  We maintain a committed credit facility with the Federal Home Loan Bank of Seattle that provides for immediately available advances up to an aggregate of $ 26.4 million.  At December 31, 2011, our outstanding advances from the Federal Home Loan Bank of Seattle totaled $ 8.9 million. At December 31, 2011, we also had $ 107.7 million additional short-term borrowing capacity with the Federal Reserve Bank.

The following tables set forth information regarding our borrowing at the end of and during the periods indicated.  The tables include both long- and short-term borrowings.

	Years Ended December 31,
	2011	2010		2009
	(Dollars in thousands)

Maximum balance:
Federal Home Loan Bank advances	$30,900		$18,000	$11,900
Fed Funds Purchased	---	$	---	$600
Federal Reserve Bank	1,000		$37,000	$30,000

Average balances:
Federal Home Loan Bank advances	5,741		$4,879	$6,147
Fed Funds Purchased	---	$	---	$7
Federal Reserve Bank	3		$2,620	$9,977

Weighted average interest rate:
Federal Home Loan Bank advances	1.07%		1.42%	4.41%
Fed Funds Purchased	---%		---%	1.27%
Federal Reserve Bank	0.75%		0.29%	0.25%

	December 31,
	2011	2010	2009
	(Dollars in thousands)

Balance outstanding at end of period:
Federal Home Loan Bank advances	$8,900	$21,900	$5,900
Fed Funds Purchased	---	---	---
Federal Reserve Bank	---	---	20,000
Total borrowings	$8,900	$21,900	$25,900

Weighted average interest rate of:
Federal Home Loan Bank advances	2.08%	1.42%	4.41%
Fed Funds Purchased	---%	---%	---%
Federal Reserve Bank	---%	---%	0.25%

Subsidiary and Other Activities

We have one inactive subsidiary.  We had no capital investment in that inactive subsidiary as of December 31, 2011.

Competition

We face strong competition in attracting deposits.  Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions, life insurance companies and mortgage bankers.  Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending, including our indirect lending.  Commercial business competition is primarily from local commercial banks.  We compete by delivering high-quality, personal service to our customers that result in a high level of customer satisfaction.

Our market area has a high concentration of financial institutions, many of which are branches of large money center and regional banks that have resulted from the consolidation of the banking industry in Washington and other western states.  These include such large national lenders as Wells Fargo, Bank of America, Chase and others in our market area that have greater resources than we do and offer services that we do not provide.  For example, we do not offer trust services.  Customers who seek “one-stop shopping” may be drawn to institutions that offer services that we do not.

We attract our deposits through our branch office system.  Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments.  We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates.  Based on the most recent branch deposit data provided by the FDIC, as of June 30, 2011, 1st Security Bank of Washington’s share of deposits in our market areas was approximately 0.8%.

Employees

At December 31, 2011, we had 85 full-time employees and 1 part-time employee .  Our employees are not represented by any collective bargaining group.  We consider our employee relations to be good.

Properties

At December 31, 2011, we had our administrative offices and 6 full-service banking offices with an aggregate net book value of $ 8.7 million.  The following table sets forth certain information concerning our offices at December 31, 2011.  See also Note 5 of the Notes to Financial Statements.  In the opinion of management, the facilities are adequate and suitable for our needs.

Location	Square Footage	Owned or Leased	Lease Expiration Date	Net Book Value at December 31, 2011
				(In thousands)
Canyon Park	2,997	Leased	May 2015(1)	$24
22020 17th Ave SE, Suite 100 Bothell, WA 98021

Edmonds (2)	1,500	Owned	---	307
620 Edmonds Way Edmonds, WA 98020

Lynnwood	3,000	Leased	June 2020	214
19002 33rd Ave W Lynnwood, WA 98036

Mountlake Terrace (Admin)	39,535	Owned	---	3,363
6920 220th St SW Mountlake Terrace, WA 98043

Poulsbo	3,498	Owned	---	2,933
21650 Market Place Poulsbo, WA 98370

Puyallup	2,474	Owned	---	1,473
307 W Stewart St Puyallup, WA 98371

Overlake	2,331	Leased	June 2016(3)	346
14808 NE 24th St, Suite D Redmond, WA 98052

(1)	Lease provides for one five-year renewal.
(2)	The existing building for the Edmonds branch office has been replaced by a new building (2,474 sq. ft.) on the same site. Construction costs at December 31, 2011 totaled $1.1 million, with an expected total cost at completion of approximately $1.4 million. The new building will be placed in service during the first quarter of 2012.
(3)	Lease provides for two five-year renewals.

We recently signed a notice of intent for a new branch location in the Capitol Hill area of Seattle, which is expected to open during the third quarter of 2012.

We maintain depositor and borrower customer files on an on-line basis, utilizing a telecommunications network, portions of which are leased. The book value of all data processing and computer equipment utilized by 1st Security Bank of Washington at December 31, 2011 was $ 232,000.   Management has a business continuity plan in place with respect to the data processing system, as well as 1st Security Bank of Washington’s operations as a whole.

Legal Proceedings

1st Security Bank of Washington from time to time is involved in various claims and legal actions arising in the ordinary course of business.  Except as set forth below, there are currently no matters that, in the opinion of management, would have material adverse effect on our financial position, results of operation or liquidity.

In the matter of McClain v 1st Security Bank of Washington, Cause No.: 10-2-10798-1, Charles McClain sued 1st Security Bank of Washington in December 2010, seeking damages for conversion, 5th  Amendment due process violation and breach of fiduciary duty.  In his complaint, the Plaintiff sought actual damages in the amount of $8.8 million, consequential damages of $50 million, and punitive damages of $35.1 million.  1st Security Bank of Washington counterclaimed against the Plaintiff alleging violations of Civil Rule 11 and malicious prosecution.

The Plaintiff ’ s claims arose out of our discovery of a fraudulent internet scheme under which a large amount of money was erroneously deposited into the Plaintiff ’ s account at the 1st Security Bank of Washington.  The victims of the fraud, Cox Communications, Inc. and Comcast Cable, Inc., directed electronic payments to Plaintiff ’ s account thinking that they were paying a mutual vendor, completely unrelated to Plaintiff.  The erroneous deposits were in excess of $4.2 million dollars .  We discovered the fraud and at the request of the victims, returned the funds to the victim ’ s banks.

Pursuant to Automated Clearing House rules, we received letters of indemnity from both Cox and Comcast, under which those entities agreed to pay our costs and fees in defending the lawsuit.  We vigorously defended the case.  On December 31, 2011, both parties had summary judgment motions pending.  On January 27, 2012, the Plaintiff ’ s motion for summary judgment was denied.  Our motion for summary judgment was granted and all of Plaintiff ’ s claims were dismissed with prejudice.  The only claims remaining in this lawsuit are our counterclaims.  We are evaluating whether we will seek to prosecute our counterclaims against the Plaintiff and are working with Cox and Comcast to determine if they will pay the legal costs associated therewith.  On February 24, 2012, the Plaintiff filed a Notice of Appeal to the Washington State Court of Appeals, Division I.  The basis of the appeal is not known at this time and until the Plaintiff provides us with a legal basis for his appeal, we cannot determine the likelihood of an unfavorable outcome at the appellate level.  Our litigation counsel has advised us that the risk of liability on appeal approaching the amounts claimed by Plaintiff in this case is remote.

MANAGEMENT

The board of directors of FS Bancorp consists of the same six individuals who currently serve as directors of 1st Security Bank of Washington.  Each of the initial directors of FS Bancorp will serve until the first annual meeting of shareholders of FS Bancorp, at which time the directors will stand for re-election.  The board of directors of FS Bancorp will be divided into three classes so that, after the first annual meeting of shareholders, one-third of the directors will be elected at each annual meeting of shareholders.

The following individuals are executive officers and hold the offices set forth below opposite their names.

Name	Age(1)	Position

Joseph C. Adams	52	Chief Executive Officer
Matthew D. Mullet	33	Chief Financial Officer, Treasurer and Secretary

(1) As of December 31, 2011.

The executive officers of FS Bancorp are appointed annually by the board of directors and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors.

Information concerning the principal occupations, employment and compensation of the directors and executive officers of FS Bancorp is set forth under “- Directors of 1st Security Bank of Washington” and “- Executive Officers Who Are Not Directors.”  Directors of FS Bancorp initially will not be compensated by FS Bancorp; however, they will continue to be compensated by 1st Security Bank of Washington.  It is not anticipated that separate compensation will be paid to directors of FS Bancorp until such time as these persons devote significant time to the separate management of FS Bancorp’s affairs, which is not expected to occur until FS Bancorp becomes actively engaged in additional businesses other than holding the stock of 1st Security Bank of Washington.  FS Bancorp may determine that such compensation is appropriate in the future.

Corporate Governance.  FS Bancorp, incorporated under the laws of the State of Washington, was organized by 1st Security Bank of Washington for the purpose of acquiring all of the outstanding capital stock of 1st Security Bank of Washington to be issued in the conversion.  Following its incorporation, the board of directors of FS Bancorp held an organizational meeting at which, among other actions, it established an Audit Committee and Compensation Committee, Governance/Nominating Committee.  The composition of these committees is as follows:

Audit	Compensation Committee	Governance/Nominating
Ted A. Leech (Chair)	Michael J. Mansfield (Chair)	Margaret R. Piesik (Chair)
Michael J. Mansfield	Ted A. Leech	Joseph P. Zavaglia
Joseph P. Zavaglia	Joseph P. Zavaglia	Judith A. Cochrane

Each of the directors serving on the Audit, Compensation and Governance/Nominating Committees is independent as defined in the listing standards of The Nasdaq Stock Market.  Five of the six directors of FS Bancorp are independent as defined in the listing standards of The Nasdaq Stock Market.  The independent directors are Ted A. Leech, Judith A. Cochrane, Margaret R. Piesik, Michael J. Mansfield and Joseph P. Zavaglia.  Ted A. Leech will serve on the Audit Committee as the “audit committee financial expert,” as defined in the rules of the SEC.

The board also adopted written charters for the Audit, Compensation and Governance/ Nominating Committees, as well as a code of business conduct and ethics.  These charters govern the composition and responsibilities of these committees and also address other matters that are required under applicable Nasdaq listing standards and that the board of directors believes to be good corporate governance practices.  The code of business conduct and ethics, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations.  In addition, the code of business conduct and ethics is designed to attempt to deter wrongdoing and to promote: honest and ethical conduct; the avoidance of conflicts of interest; full and accurate disclosure; compliance with all applicable laws, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code.  We expect to post FS Bancorp’s committee charters and code of business conduct and ethics on our website at www.FSBWA.com following the conversion.

Directors of 1st Security Bank of Washington

Upon completion of the stock conversion, the directors of 1st Security Bank of Washington immediately prior to the conversion will continue to serve as directors of 1st Security Bank of Washington in stock form.  The board of directors of 1st Security Bank of Washington in stock form will consist of six directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of shareholders.  Currently, one class of directors of 1st Security Bank of Washington are elected annually by the current directors.  Following the conversion, FS Bancorp will elect directors of 1st Security Bank of Washington, as its sole shareholder.

The following table sets forth certain information regarding the board of directors of 1st Security Bank of Washington.

Name	Age(1)	Positions Held With 1st Security Bank of Washington	Director Since	Term of Office Expires

Ted A. Leech	64	Chairman of the Board	2005	2013
Joseph C. Adams	52	Chief Executive Officer and Director	2005	2015
Judith A. Cochrane	65	Director	2006	2013
Michael J. Mansfield	55	Director	2008	2014
Margaret R. Piesik	61	Director	2006	2014
Joseph P. Zavalgia	63	Director	2011	2015

(1)    As of December 31, 2011.

The business experience of each director for at least the past five years is set forth below.  The biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the Governance and Nominating Committee and the board of directors to determine that the person should serve as a director.  Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Ted A. Leech, Chairman of the Board, is retired from Univar Corporation. From January 2003 to February 2005, Mr. Leech was Vice President of Business Development where he conducted feasibility studies and investigated potential investments in China, Hong Kong, Singapore, Australia, Malaysia, Indonesia and Brazil.  Prior to that Mr. Leech was Senior Vice President of Administration for Univar USA where he was responsible for accounting, payables/receivables, information systems, treasury, legal, human resources and internal audit. As a result of his professional experiences, Mr. Leech brings strong leadership, management, finance, accounting and human resource skills to our board.  Mr. Leech’s expertise also qualifies him as a financial expert, which was the basis of his selection as chairman of the Audit Committee.

Joseph C. Adams is a director and has been the Chief Executive Officer of 1st Security Bank of Washington since July 2004.  He joined 1st Security Bank of Washington in April 2003 as its Chief Financial Officer.  Mr. Adams served as Supervisory Committee Chairperson from 1993 to 1999 when the bank was Washington’s Credit Union. Mr. Adams is a lawyer having worked for Deloitte as a tax consultant, K&L Gates as a lawyer and then at Univar USA as a lawyer and Director, Regulatory Affairs. Mr. Adams received a Masters Degree equivalent from the Pacific Coast Banking School.  Mr. Adams’ legal and accounting backgrounds, as well as his duties as Chief Executive Officer of 1st Security Bank of Washington, bring a special knowledge of the financial, economic and regulatory challenges faced by the Bank which makes him as well suited to educating the Board on these matters.

Judith A. Cochrane, from May 2006 until her retirement in February 2011, was the Vice President, Public Finance for Seattle-Northwest Securities Corporation.  Prior to that, Ms. Cochrane was Vice President/Manager, Municipal Trading and Underwriting for BancAmerica Securities, LLC., where she was employed for 23 years  Ms. Cochrane is an arbitrator for Financial Industry Regulatory Authority (FINRA).  She also served as Managing Director for Bank of America, in charge of Northwest Capital Markets. Ms. Cochrane is now retired from Seattle Northwest as of February 2011.  Ms. Cochrane’s professional experience brings depth to the Board in the areas of finance and the capital markets.

Michael J. Mansfield joined the board of directors in September 2008.  Mr. Mansfield spent 16 years with Deloitte before joining Moss Adams in 1995 where he was a partner for more than 10 years.  During his time with Moss Adams, Mr. Mansfield served as the lead of the Business Owner Succession Services Practice in the Seattle office and he served as a member of the firm’s Tax Committee.  He provided taxation, business and financial accounting services to a variety of clients in the financial services, construction, manufacturing and distribution, and service industries.  In January 2008, Mr. Mansfield left Moss Adams to start Family Fortunes, LLC., a consulting company aimed at assisting individuals and business owners develop and execute strategic plans, with the goals of enhancing value proposition and creating a legacy vision for families and business owners.  In addition, Mr. Mansfield is a minority owner/part-time CFO for Pacific Pile & Marine, L.P., a construction company, and Columbia Pacific Finance, LLC, a financial services company.  Mr. Mansfield’s 26 years of experience as a public accountant, together with his experience running small businesses, has provided him with strong leadership, management, financial and administrative skills, which brings valuable knowledge and skills to our organization.

Margaret R. Piesik was a senior manager for Microsoft Corporation in its PowerPoint Presentation Division.  Ms. Piesik worked at Microsoft for 11 years until retiring in 1998.  She served on the board of directors of the Providence Hospital Foundation from 2001 to 2003 and since 2004 has served as the President of Swedish Medical Center Service League.  She is a co-owner of White Barn Farm, a family owned organic flower and vegetable farm.  She previously served on the boards of Providence Hospital Foundation and the Kirkland Performance Center.  Ms. Piesik is also active in local organizations such as Swedish Hospital Service League and participates in the Grow A Row program for local food banks.  Ms. Piesik’s managerial experience, together with her various board experiences and active participation in the local community, brings valuable knowledge and skills to our organization.

Joseph P. Zavaglia, since February 2008, has been the owner and operator of Zavaglia Consulting, L.L.C., which provides retail banking and small business advisory services to community banks. He also runs the Heart of Italy, an Italian cooking school.  In addition, Mr. Zavaglia works part time for Pacific Coast Banking School, serving as the Director of Extension Programs, and for the Washington Bankers Association, overseeing their Executive Development Program.  Mr. Zavaglia started his career with Rainier Bank in 1975 in branch operations and was ultimately promoted to manager, overseeing up to 13 branches.  From 1987 until 2003, he served as a Senior Vice President and Regional Manager with Security Pacific Bank, which acquired Rainier Bank in 1987, and then with Bank of America, which acquired Security Pacific Bank in 1992.  In February 2003, Mr. Zavaglia joined First Mutual Bank as its Executive Vice President, Retail Banking Group manager.  He resigned in 2008 to begin his consulting company and cooking school.  Mr. Zavaglia has formerly held Series 6, 63, and 26 securities licenses and his state insurance license for life and disabilities. He has been a member of the administrative board of Pacific Coast Banking School for the past 9 years, and is a 1986 graduate of the program.  He was a member of the Pete Gross House Board for 14 years, is chair of the Italian Studies board at the University of Washington, is past State Board Chair for the March of Dimes where he served for 15 years, and is a former mentor in the Seattle University mentorship program and a former member of the Dean’s advisory board for the School of Business at Seattle University.  Mr. Zavaglia is a member of the athletic Hall of Fame, a Regent, and a member of the Hall of Fame selection committee at Seattle University.  Additionally, he is a member of the Advisory Board for the Dean of the College of Education at Western Washington University.  Mr. Zavaglia’s extensive banking experience, together with his numerous board experiences, educational background and active participation in the local community, brings valuable knowledge, experience and skills to our organization.

Director Compensation

The non-employee directors of 1st Security Bank of Washington receive compensation for their service on the board.  In setting their compensation, the board of directors considers the significant amount of time and level of skill required for director service.  Director compensation is reviewed annually by the Compensation Committee, which makes recommendations for approval by the board of directors.  Non-employee directors currently receive $2,000 per month, except for the Chairman of the Board who receives $3,000 per month, for service on the board of directors. No fees currently are paid for service on any board committees.

The following table provides compensation information for each member of the board of directors of 1st Security Bank of Washington during the year ended December 31, 2011 except for Mr. Adams, our Chief Executive Officer, whose compensation is presented in the Summary Compensation table under the caption “Executive Compensation” below.

Name	Fees Earned or Paid in Cash	All Other Compensation	Total

Ted A. Leech	$36,000	---	$36,000
Judith A. Cochrane	24,000	---	24,000
Michael J. Mansfield	24,000	---	24,000
Margaret R. Piesik	24,000	---	24,000
Joseph P. Zavaglia(1)	2,000	---	2,000
Michele L. Rozinek(2)	36,000	---	36,000

(1)  Appointed to the board of directors during 2011.
(2)  Service on the board of directors terminated during 2011.

            Directors are provided or reimbursed for travel and lodging and other customary out-of-pocket expenses incurred in attending industry conferences and continuing education seminars.

Board Leadership Structure

1st Security Bank of Washington currently has an independent chairman from the chief executive officer. The chairman leads the board and presides at all board meetings.  The board supports having an independent director in a board leadership position and has had an independent chairman for many years. Having an independent chairman enables non-management directors to raise issues and concerns for board consideration without immediately involving management.  The chairman also serves as a liaison between the board and senior management.

Board Role in Risk Oversight

As part of its overall responsibility to oversee the management, business and strategy of our company, one of the primary responsibilities of our board of directors is to oversee the amounts and types of risk taken by management in executing the corporate strategy, and to monitor our risk experience against the policies and procedures set to control those risks.  The board’s risk oversight function is carried out through its approval of various policies and procedures, such as our lending and investment polices; ratification or approval of investments and loans exceeding certain thresholds; and regular review of risk elements such as interest rate risk exposure, liquidity and problem assets.  Some oversight functions are delegated to committees of the board, with such committees regularly reporting to the full board the results of their oversight activities.  For example, the Audit Committee is responsible for oversight of the independent auditors and meets directly with the auditors at various times during the course of the year.

Meetings and Committees of the Board of Directors of 1st Security Bank of Washington

Our board of directors generally meets monthly.  During the year ended December 31, 2011, the board of directors held 11 meetings.  No current director attended fewer than 75% of the total meetings of the board of directors and committees on which such board member served during this period.

The Audit Committee’s primary responsibilities were to (i) meet with both the internal and external auditors on behalf of the board of directors to review and discuss their findings, and to make recommendations to the board regarding the selection of the external auditors and (ii) work closely with our compliance officer to monitor 1st Security Bank of Washington’s compliance with all applicable laws and regulations.   At December 31, 2011, the Audit Committee was comprised of Directors Leech (Chair) , Mansfield and Zavaglia.  The Audit Committee met 11 times in 2011.  Directors Leech (Chair), Mansfield and Zavaglia are expected to serve on the Audit Committee of FS Bancorp following completion of the stock conversion.  All of those directors will be “independent” as that term is defined for audit committee members in the listing standards of the Nasdaq Marketplace Rules, and Ted Leech will be designated as the “audit committee financial expert” as defined in the rules of the SEC.

The Governance and Nomination Committee is responsible for developing and recommending corporate governance policies and guidelines for 1st Security Bank of Washington, identifying and recommending director and committee member candidates, chief executive officer evaluation and succession planning.   At December 31, 2011, the Governance and Nomination Committee was comprised of Directors Piesik (Chair), Zavaglia and Cochrane.  The Governance and Nominating Committee met five times in 2011.   Directors Piesik (Chair), Cochrane and Zavaglia, all of whom are independent directors, are expected to serve on the Governance and Nomination Committee of FS Bancorp following completion of the stock conversion.

The Compensation Committee is responsible for the recommendation to the board of directors of the chief executive officer’s annual compensation package, as well as board compensation, the review and approval of executive incentive packages and perquisite programs, and overseeing and administering our qualified, tax exempt benefit plans.   At December 31 2011, the Compensation Committee was comprised of Directors Mansfield (Chair), Leech and Zavaglia.  The Compensation Committee met eight times in 2011.   Directors Mansfield (Chair), Leech and Zavaglia, all of whom are independent directors, will serve on the Compensation Committee of FS Bancorp following completion of the stock conversion.

Executive Officers of 1st Security Bank of Washington Who Are Not Directors

Each of the executive officers of 1st Security Bank of Washington will retain his or her office following the conversion.  Executive officers are appointed annually by the board of directors of 1st Security Bank of Washington.  The business experience for at least the past five years for each of the executive officers of 1st Security Bank of Washington, who do not serve as directors, is set forth below.

Matthew D. Mullet, age 33,  joined 1st Security Bank of Washington in July 2011 and was appointed Chief Financial Officer in September 2011.  Mr. Mullet started his banking career in June 2000 as a financial examiner with the Washington Department of Financial Institutions, Division of Banks, where he worked until October 2004.  From October 2004 until August 2010, Mr. Mullet was employed at Golf Savings Bank, Mountlake Terrace, WA, where he served in several financial capacities, including as Chief Financial Officer from May 2007 until August 2010.  In August 2010, Golf Savings Bank was merged with Sterling Savings Bank, where Mr. Mullet held the position as Senior Vice President of the Home Loan Division until resigning and commencing work at 1st Security Bank of Washington.

Steven L. Haynes, age 62, joined 1st Security Bank of Washington as Chief Lending Officer in November 2005, after a 23 year career at US Bank. His responsibilities currently include commercial, consumer and real estate lending. Mr. Haynes held several senior lending positions at US Bank in commercial lending- middle-market, national and international and credit review. He left as a Senior Vice President - Commercial Lending. Prior to US Bank, Mr. Haynes held international and middle-market lending positions at Rainier Bank and Bank of America.  He has been involved in downtown associations and arts related boards in Seattle and Bellevue. He currently is a member of the Woodland Park Zoo Board where he is chair of the Audit Committee and member of the Executive and Finance Committees.

Drew B. Ness, age 47, joined 1st Security Bank of Washington as Chief Operating Officer in September 2008.  Mr. Ness has 21 years of diverse banking experience, including retail branch sales and service, branch network management, and national customer service training experience.   He served as Vice President and Manager of the Corporate Deposit Operations Department for Washington Federal Savings, Seattle Washington from February 2008 until August 2008, following its acquisition of First Mutual Bank.  Mr. Ness served as Vice-President and Administrative/Operations Manager of the Retail Banking Group at First Mutual Bank, Bellevue, Washington from June 2004 through February 2008, and as Bank Account Executive and Premier Banking Client Manager at Bank of America, Newport Beach, California from June 2002 through June 2004.

Executive Compensation

We use a combination of salary, bonuses and other employee benefits to attract and retain qualified persons to serve as executive officers 1st Security Bank of Washington.  Executive officers are not compensated for their positions with FS Bancorp at this time.  In setting compensation for executive officers, the Compensation Committee considers the significant amount of time and level of skill required to perform the required duties of each person’s position, taking into account the complexity of our business.  The Compensation Committee establishes executive officer compensation annually.  After the conversion, we intend to add stock-based compensation as a component of our executive compensation program.

Summary Compensation Table.  The following table sets forth a summary of certain information concerning the compensation paid by 1st Security Bank of Washington for services rendered in all capacities during the year ended December 31, 2011 to the Chief Executive Officer of 1st Security Bank of Washington and the next two highest paid executive officers of 1st Security Bank of Washington at December 31, 2011, whose total compensation for 2011 exceeded $100,000.  We will use the term “named executive officers” in this prospectus to refer to the persons listed in this table.

Name and Principal Position	Year	Salary	Bonus		All Other Compensation		Total

Joseph C. Adams Chief Executive Officer	2011	$247,000	$	---	$	---	$247,000

T. Bradford Canfield(1) Chief Financial Officer	2011	$217,100	$	---	$	---	$217,100

Steven L. Haynes Chief Loan Officer	2011	$191,000	$	---	$	---	$191,000

(1)  Mr. Canfield resigned from his position with 1st Security Bank of Washington in September, 2011.

Severance and Change of Control Agreements

Severance Agreement.  On November 30, 2006, 1st Security Bank of Washington entered into a severance agreement with Joseph Adams in his capacity as our Chief Executive Officer. The agreement provides that Mr. Adams would be entitled to receive a lump sum payment equal to 24 months of his base compensation in the event (i) his employment is involuntarily terminated by us, other than “for cause”, or (ii) he terminates his employment with us for “good reason,” as those terms are defined in the agreement.  Mr. Adams would also be entitled to receive the foregoing severance payment in the event there is a change of control of 1st Security Bank of Washington, which either results in his termination of employment or requires him to execute a release of any and all claims arising out of his employment with 1st Security Bank of Washington.  In the event Mr. Adams had been terminated as of December 31, 2011, under circumstances entitling him to the severance payment under his agreement, Mr. Adams would have received a lump sum payment equal to $494,000.

Change of Control Agreements.  1st Security Bank of Washington has entered into a change of control agreement with Matthew Mullet, its Chief Financial Officer, Drew Ness, its Chief Operating Officer, and Steven Haynes, its Chief Lending Officer.  The change in control agreements remain in effect until canceled by either party, upon at least 24 months prior written notice to the other party.  Under these agreements, the executive generally will be entitled to a change of control payment from 1st Security Bank of Washington if he is involuntarily terminated within six months preceding or 12 months after a change in control (as defined in the agreements).  In such an event, Messrs. Mullet, Ness and Haynes would each be entitled to receive a cash payment in an amount equal to 12 months of their then current salary.  Mr. Mullet’s current salary is $180,000, Mr. Ness’s current salary is $175,000 and Mr. Haynes’ current salary is $191,000.  Any payments that would be made in connection with a change in control are subject to cut-back to the extent the payments would result in either the loss of a tax deduction to 1st Security Bank of Washington or the imposition of a penalty tax on the executive.

Benefits

Medical Benefits. We currently provide health benefits to our employees, including hospitalization and comprehensive medical benefits.  Dental insurance, life and short- and long-term disability insurance are subject to certain deductibles and copayments by employees.

401(k) Plan.  We currently offer a qualified, tax-exempt savings plan to our employees with a cash or deferred feature qualifying under Section 401(k) of the Code (the “401(k) Plan”).  Generally, all employees, as of the first day of the month following the commencement of employment, who have attained age 18, are eligible to make 401(k) contributions.

During 2011, participants were permitted to make salary reduction contributions to the 401(k) Plan of up to 90% of their annual salary, up to a maximum of $16,500.  In addition, participants who have attained age 50 may defer an additional $5,500 annually as a 401(k) “catch-up” contribution.  All contributions made by participants are either before-tax contributions or after-tax “Roth 401(k) contributions,” as elected by the participant.  We have the ability to match 401(k) contributions.  We did not make any matching contributions during 2011.   We may also make a discretionary profit sharing contribution under the 401(k) Plan, though no such contribution was made in 2010.  A participant must complete at least 501 hours of service during the plan year and be employed as of the last day of the plan year to be eligible to receive any profit sharing contributions that may be made for that plan year.  All participant 401(k) contributions and earnings, as well as all matching and profit sharing contributions and earnings, are fully and immediately vested.

Participants may invest amounts contributed by them, as well as employer contributions, to their 401(k) Plan accounts in one or more investment options available under the 401(k) Plan.  Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator.  Each participant receives a quarterly statement which provides information regarding, among other things, the market value of his investments and contributions made to the 401(k) Plan on his behalf.  Participants are permitted to borrow against their account balance in the 401(k) Plan.  Hardship distributions are also permitted as are in-service distributions after attaining age 59½.

Distribution of a participant’s vested account may be made upon termination of employment.   Distributions will be made in a lump sum, as and when elected by the participant but subject to plan rules.

Employee Stock Ownership Plan.  We intend to adopt an employee stock ownership plan for employees of FS Bancorp and 1st Security Bank of Washington to become effective upon the conversion.  Employees of FS Bancorp and 1st Security Bank of Washington who have been credited with at least 1,000 hours of service during a twelve month period are eligible to participate in the employee stock ownership plan.

As part of the conversion, it is anticipated that the employee stock ownership plan will borrow funds from FS Bancorp.  The employee stock ownership plan will use these funds to purchase a number of shares of common stock up to 8.0% of the shares of common stock to be outstanding after this offering.  It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan.  The loan to the employee stock ownership plan will be repaid primarily from 1st Security Bank of Washington’s contributions to the employee stock ownership plan over a period of ten years, and from dividends on common stock held by the employee stock ownership plan.  Collateral for the loan will be the common stock purchased by the employee stock ownership plan.  The interest rate for the loan is expected to be set at the applicable long-term federal rate as published by the IRS in effect at the time the loan is funded.  FS Bancorp may, in any plan year, make additional discretionary contributions for the benefit of plan participants.  These contributions may be made either in cash or in shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by FS Bancorp or upon the sale of treasury shares by FS Bancorp.  The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including the terms of the employee stock ownership loan, prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants’ accounts as debt service payments are made. Shares released from the employee stock ownership plan suspense account will be allocated to each eligible participant’s employee stock ownership plan account based on the ratio of each such participant’s eligible compensation to the total eligible compensation of all eligible employee stock ownership plan participants.  An employee is eligible for an employee stock ownership allocation if he is credited with 1,000 or more hours of service during the plan year, and either is actually employed on the last day of the plan year.  Forfeitures will be reallocated among remaining participating employees in the same manner as an employee contribution.  The account balances of participants within the employee stock ownership plan will become 100% vested upon completion of three years of service.  Credit for eligibility and vesting is given for years of service with 1st Security Bank of Washington and its predecessor, Washington’s Credit Union, prior to adoption of the employee stock ownership plan.  In the case of a “change in control,” as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants immediately will become fully vested in their account balances.  Benefits are payable upon retirement or other separation from service, or upon termination of the plan.  FS Bancorp’s contributions to the employee stock ownership plan are not fixed and the value of the common stock cannot be determined in advance, so benefits payable under the employee stock ownership plan cannot be estimated.

Bankers Trust Company of South Dakota, Minneapolis, Minnesota, is expected to serve as trustee of the employee stock ownership plan.  Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

Generally accepted accounting principles require that any third party borrowing by the employee stock ownership plan be reflected as a liability on FS Bancorp’s statement of financial condition.  Since the employee stock ownership plan is borrowing from FS Bancorp, such obligation is not treated as a liability, but will be excluded from stockholders’ equity.  If the employee stock ownership plan purchases newly issued shares from FS Bancorp, total stockholders’ equity would neither increase nor decrease, but per share stockholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

The employee stock ownership plan will be subject to the requirements of the Internal Revenue Code of 1986, Employment Retirement Income Security Act (“ERISA”), and the regulations of the IRS and the Department of Labor thereunder.

Equity Incentive Plan.  Currently, we intend to adopt, within one year after completion of the offering, an equity incentive plan providing for stock options and restricted stock for the benefit of selected directors, officers and employees.  We anticipate that the plan will have reserved a number of shares equal to 10.0% and 4.0% of the common stock to be outstanding after this offering for stock option and restricted stock awards, respectively.  Grants of restricted stock will be issued without cost to the recipient.  If a determination is made to implement a plan for stock options and restricted stock, the plan will be submitted to shareholders for their consideration, at which time the shareholders would be provided with detailed information regarding such plan.  If such plan is approved and effected, it will have a dilutive effect on FS Bancorp’s shareholders as well as affect FS Bancorp’s net income and shareholders’ equity, although the actual results cannot be determined until the plan is implemented.

Business Relationships and Transactions with Executive Officers, Directors and Related Persons

1st Security Bank of Washington may engage in a transaction or series of transactions with our directors, executive officers and certain persons related to them.  These transactions are subject to the review and approval of the board of directors of 1st Security Bank of Washington.  During 2011, there were no transactions of this nature.

1st Security Bank of Washington has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations.  Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions, including interest rates and collateral, as those of comparable transactions with persons not related to 1st Security Bank of Washington prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectability or present other unfavorable features.  We had no loans to directors and executive officers and their related persons at December 31, 2011.

HOW WE ARE REGULATED

The following is a brief description of certain laws and regulations applicable to FS Bancorp and 1st Security Bank of Washington. Descriptions of laws and regulations here and elsewhere in this prospectus do not purport to be complete and are qualified in their entirety by reference to the actual laws and regulations. Legislation is introduced from time to time in the United States Congress or the Washington State Legislature that may affect the operations of FS Bancorp and 1st Security Bank of Washington. In addition, the regulations governing us may be amended from time to time. Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition. See “Restrictions on Acquisitions of FS Bancorp and 1st Security Bank of Washington” for information on regulatory limits and requirements on persons or companies seeking to acquire control of those entities.

On July 21, 2010, the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The act imposes new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. In addition, the new law changes the jurisdictions of existing bank regulatory agencies, but does not change the banking regulatory agencies with jurisdiction over FS Bancorp and 1st Security Bank of Washington. The new law also establishes an independent federal consumer protection bureau within the Federal Reserve Board. The following discussion summarizes significant aspects of the new law that may affect 1st Security Bank of Washington and FS Bancorp. For certain of these changes, implementing regulations have not been promulgated, so we cannot determine the full impact on our business and operations at this time.

The following aspects of the Dodd-Frank Act are related to the operations of 1st Security Bank of Washington:

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A new independent Consumer Financial Protection Bureau (CFPB) is established within the Federal Reserve Board, empowered to exercise broad regulatory, supervisory and enforcement authority with respect to both new and existing consumer financial protection laws. Financial institutions with assets of less than $10 billion, like 1st Security Bank of Washington, will continue to be subject to supervision and enforcement by their primary federal banking regulator with respect to federal consumer financial protection laws.

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The Federal Deposit Insurance Act was amended to direct federal regulators to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries.

●	The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011.

●	Deposit insurance is permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts is extended through December 31, 2013.

●	The deposit insurance assessment base is the depository institution’s total average assets minus the sum of its average tangible equity during the assessment period.

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The minimum reserve ratio of the Deposit Insurance Fund increased to 1.35 percent of estimated annual insured deposits or assessment base; however, the Federal Deposit Insurance Corporation is directed to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion.

The following aspects of the Dodd-Frank Act are related to the operations of FS Bancorp:

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Tier 1 capital treatment for “hybrid” capital items is eliminated. The federal banking agencies must promulgate new rules on regulatory capital within 18 months from July 21, 2010, for both depository institutions and their holding companies, to include leverage capital and risk-based capital measures at least as stringent as those now applicable to 1st Security Bank of Washington under the prompt corrective action regulations.

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The Securities and Exchange Commission is authorized to adopt rules requiring public companies to make their proxy materials available to shareholders for nomination of their own candidates for election to the board of directors.

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Public companies are required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a “say on pay” vote every one, two or three years.

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A separate, non-binding shareholder vote is required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments.

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Securities exchanges are required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain “significant” matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant.

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Stock exchanges, not including the OTC Bulletin Board, are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information.

●	Disclosure in annual proxy materials is required concerning the relationship between the executive compensation paid and the financial performance of the issuer.

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Item 402 of Regulation S-K is amended to require companies to disclose the ratio of the Chief Executive Officer’s annual total compensation to the median annual total compensation of all other employees.

●	Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Regulation of 1st Security Bank of Washington

1st Security Bank of Washington, as a state-chartered savings bank, is subject to applicable provisions of Washington law and to regulations and examinations of the Washington Department of Financial Institutions. As an insured institution, it also is subject to examination and regulation by the Federal Deposit Insurance Corporation, which insures the deposits of 1st Security Bank of Washington to the maximum permitted by law. During these state or federal regulatory examinations, the examiners may require 1st Security Bank of Washington to provide for higher general or specific loan loss reserves, which can impact our capital and earnings. This regulation of 1st Security Bank of Washington is intended for the protection of depositors and the Deposit Insurance Fund of the Federal Deposit Insurance Corporation and not for the purpose of protecting shareholders of 1st Security Bank of Washington or FS Bancorp. 1st Security Bank of Washington is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to FS Bancorp. See “- Regulatory Capital Requirements” and “- Limitations on Dividends and Stock Repurchases.”

Federal and State Enforcement Authority and Actions. As part of its supervisory authority over Washington-chartered savings banks, the Washington Department of Financial Institutions may initiate enforcement proceedings to obtain a cease-and-desist order against an institution believed to have engaged in unsafe and unsound practices or to have violated a law, regulation, or other regulatory limit, including a written agreement. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against insured institutions for similar reasons and may terminate the deposit insurance if it determines that an institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. Both these agencies may utilize less formal supervisory tools to address their concerns about the condition, operations of compliance status of a savings bank.

Regulation by the Washington Department of Financial Institutions. State law and regulations govern 1st Security Bank of Washington’s ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices. As a state savings bank, 1st Security Bank of Washington must pay semi-annual assessments, examination costs and certain other charges to the Washington Department of Financial Institutions.

Washington law generally provides the same powers for Washington savings banks as federally and other-state chartered savings institutions and banks with branches in Washington, subject to the approval of the Washington Department of Financial Institution. Washington law allows Washington savings banks to charge the maximum interest rates on loans and other extensions of credit to Washington residents which are allowable for a national bank in another state if higher than Washington limits. In addition, the Washington Department of Financial Institutions may approve applications by Washington savings banks to engage in an otherwise unauthorized activity, if it determines that the activity is closely related to banking, and 1st Security Bank of Washington is otherwise qualified under the statute. This additional authority, however, is subject to review and approval by the Federal Deposit Insurance Corporation if the activity is not permissible for national banks.

1st Security Bank of Washington is a member of the Deposit Insurance Fund (Deposit Insurance Fund), which is administered by the Federal Deposit Insurance Corporation. Deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation, backed by the full faith and credit of the United States Government. The basic deposit insurance limit is $250,000, and until December 31, 2012, there is unlimited coverage for non-interest bearing transaction accounts (typically, business checking accounts).

As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. Our deposit insurance premiums for the ended December 31, 2011 were $ 391,000.   Those premiums have increased in recent years due to recent strains on the FDIC deposit insurance fund due to the cost of large bank failures and increase in the number of troubled banks.

The FDIC assesses deposit insurance premiums on each insured institution quarterly based on annualized rates for one of four risk categories. Each institution is assigned to one of four risk categories based on its capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. Under the rules in effect through March 31, 2011, a range of initial base assessment rates applied to each Risk Category, subject to adjustments based on an institution’s unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rates assessed on the deposits of an institution ranged, after adjustments, from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.

As required by the Dodd-Frank Act, the FDIC adopted rules effective April 1, 2011, under which insurance premium assessments are assessed on an institution’s total assets minus its tangible equity (defined as Tier 1 capital) instead of its deposits. Under these rules, an institution with total assets of less than $10 billion is assigned to a Risk Category as described above, and a range of initial base assessment rates applies to each category, subject to adjustment downward based on unsecured debt issued by the institution and, except for an institution in Risk Category I, adjustment upward if the institution’s brokered deposits exceed 10% of its domestic deposits, to produce total base assessment rates. Total base assessment rates range from 2.5 to 9 basis points for Risk Category I, 9 to 24 basis points for Risk Category II, 18 to 33 basis points for Risk Category III, and 30 to 45 basis points for Risk Category IV, all subject to further adjustment upward if the institution holds more than a de minimis amount of unsecured debt issued by another FDIC-insured institution. The FDIC may increase or decrease its rates by 2.0 basis points without further rulemaking. In an emergency, the FDIC may also impose a special assessment.

As a result of a decline in the reserve ratio (the ratio of the net worth of the Deposit Insurance Fund to estimated insured deposits) and concerns about expected failure costs and available liquid assets in the Deposit Insurance Fund, the Federal Deposit Insurance Corporation adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter due on December 30, 2009). The prepaid amount is recorded as an asset with a zero risk weight and the institution will continue to record quarterly expenses for deposit insurance. For purposes of calculating the prepaid amount, assessments are measured at the institution’s assessment rate as of September 30, 2009, with a uniform increase of 3 basis points effective January 1, 2011, and are based on the institution’s assessment base for the third quarter of 2009, with growth assumed quarterly at annual rate of 5%. If events cause actual assessments during the prepayment period to vary from the prepaid amount, institutions will pay excess assessments in cash, or receive a rebate of prepaid amounts not exhausted after collection of assessments due on June 13, 2013, as applicable. Collection of the prepayment does not preclude the Federal Deposit Insurance Corporation from changing assessment rates or revising the risk-based assessment system in the future. The balance of 1st Security Bank of Washington’s prepaid assessment at December 31, 2011 was $ 689,000.

The Dodd-Frank Act establishes 1.35% as the minimum reserve ratio. The FDIC has adopted a plan under which it will meet this ratio by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum reserve ratio to 1.35% from the former statutory minimum of 1.15%. The FDIC has not yet announced how it will implement this offset. In addition to the statutory minimum ratio, the FDIC must designate a reserve ratio, known as the designated reserve ratio or DRR, which may exceed the statutory minimum. The FDIC has established 2.0% as the DRR.

In addition to assessments for deposit insurance, institutions are required to make quarterly payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. For the year ended December 31, 2011, these payments totaled approximately $21,000.

The Federal Deposit Insurance Corporation conducts examinations of and requires reporting by state non-member banks, such as 1st Security Bank of Washington. The Federal Deposit Insurance Corporation also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious risk to the deposit insurance fund.

The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including 1st Security Bank of Washington, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of 1st Security Bank of Washington’s deposit insurance.

Federal law generally limits the activities, subsidiary investments and activities, and equity investments of 1st Security Bank of Washington, as principal, to those that are permissible for national banks. Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and regulations, especially with respect to disclosure requirements.

The Federal Deposit Insurance Corporation has adopted regulatory guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and information systems, audit systems, interest rate risk exposure and compensation and other benefits. If the Federal Deposit Insurance Corporation determines that 1st Security Bank of Washington fails to meet any standard prescribed by these guidelines, it may require 1st Security Bank of Washington to submit an acceptable plan to achieve compliance with the standard.

Among these safety and soundness standards are FDIC regulations that require 1st Security Bank of Washington to adopt and maintain written policies that establish appropriate limits and standards for real estate loans. These standards, which must be consistent with safe and sound banking practices, establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value ratio limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. 1st Security Bank of Washington is obligated to monitor conditions in its real estate markets to ensure that its standards continue to be appropriate for current market conditions. 1st Security Bank of Washington’s board of directors is required to review and approve 1st Security Bank of Washington’s standards at least annually. The FDIC has published guidelines for compliance with these regulations, including supervisory limitations on loan-to-value ratios for different categories of real estate loans. Under the guidelines, the suggested aggregate level of all loans in excess of the supervisory loan-to-value ratios should not exceed 100% of total capital, and the total of all loans for commercial, agricultural, multifamily or other non-one-to-four-family residential properties should not exceed 30% of total capital. Loans in excess of the supervisory loan-to-value ratio limitations must be identified in 1st Security Bank of Washington’s records and reported at least quarterly to 1st Security Bank of Washington’s board of directors. 1st Security Bank of Washington is in compliance with the record and reporting requirements. As of December 31, 2011 1st Security Bank of Washington’s aggregate loans in excess of the supervisory loan-to-value ratios were zero.

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on, all prior and present “owners and operators” of sites containing hazardous waste. However, Congress asked to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan. To the extent that legal uncertainty exists in this area, all creditors, including 1st Security Bank of Washington, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

1st Security Bank of Washington is subject to regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and the anti-money laundering provisions of the USA Patriot Act. These Gramm-Leach-Bliley privacy requirements place limitations on the sharing of consumer financial information with unaffiliated third parties. They also require 1st Security Bank of Washington to disclose its privacy policy to customers and with an opportunity to “opt-out” of the sharing of their personal information with unaffiliated third parties. The USA Patriot Act significantly expands the responsibilities of banking institutions in preventing the use of the United States financial system to fund terrorist activities. These anti-money laundering provisions require institutions to develop anti-money laundering compliance programs and due diligence polices and controls to ensure the detection and reporting of money laundering. These compliance programs are intended to supplement existing compliance requirements under 1st Security Bank of Washington Secrecy Act and Office of Foreign Assets Control regulations.

Transactions between 1st Security Bank of Washington and its affiliates, including FS Bancorp, generally are required to be on terms as favorable to 1st Security Bank of Washington as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of 1st Security Bank of Washington’s capital and may require eligible collateral in specified amounts. With some exceptions, 1st Security Bank of Washington and its affiliates are prohibited from tying the provision of various products and series, such as loans, with other products and services.

1st Security Bank of Washington is subject to a broad array of federal and state consumer protection laws and regulations that govern almost every aspect of its business relationships with consumers. While the list set forth below is not exhaustive, these include the Truth-in-Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Right to Financial Privacy Act, the Home Ownership and Equity Protection Act, the Consumer Leasing Act, the Fair Credit Billing Act, the Homeowners Protection Act, the Check Clearing for the 21st Century Act, laws governing flood insurance, laws governing consumer protections in connection with the sale of insurance, federal and state laws prohibiting unfair and deceptive business practices, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject 1st Security Bank of Washington to various penalties, including but not limited to, enforcement actions, injunctions, fines, civil liability, criminal penalties, punitive damages, and the loss of certain contractual rights.

The Federal Reserve Board requires that all depository institutions maintain reserves on transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. Negotiable order of withdrawal (NOW) accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to the reserve requirements, as are any non-personal time deposits at a savings bank. As of December 31, 2011, 1st Security Bank of Washington’s deposit with the Federal Reserve Bank and vault cash exceeded its reserve requirements.

Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency to assess a bank’s record in meeting the credit needs of the community serviced by 1st Security Bank of Washington, including low and moderate income neighborhoods. The regulatory agency’s assessment of 1st Security Bank of Washington’s record is made available to the public. Further, an assessment is required of any bank which has applied to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. 1st Security Bank of Washington received a “satisfactory” rating during its most recent examination.

1st Security Bank of Washington is a member of the Federal Home Loan Bank of Seattle, which is one of 12 regional Federal Home Loan Banks that administer the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank System. It makes loans or advances to members in accordance with policies and procedures, established by the Board of Directors of the Federal Home Loan Bank, which are subject to the oversight of the Federal Housing Finance Board. All advances from the Federal Home Loan Bank are required to be fully secured by sufficient collateral as determined by the Federal Home Loan Bank. In addition, all long-term advances are required to provide funds for residential home financing.

As a member, 1st Security Bank of Washington is required to purchase and maintain stock in the Federal Home Loan Bank of Seattle. At December 31, 2011, 1st Security Bank of Washington had $1.8 million in Federal Home Loan Bank stock, which was in compliance with this requirement.   1st Security Bank of Washington did not receive any dividends from the Federal Home Loan Bank of Seattle for the year ended December 31, 2011. Subsequent to December 31, 2008, the Federal Home Loan Bank of Seattle announced that it was below its regulatory risk-based capital requirement and it is now precluded from paying dividends or repurchasing capital stock. The Federal Home Loan Bank of Seattle is not anticipated to resume dividend payments until its financial results improve. The Federal Home Loan Bank of Seattle has not indicated when dividend payments may resume.

The Federal Home Loan Banks have continued to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of Federal Home Loan Bank dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of Federal Home Loan Bank stock in the future. A reduction in value of 1st Security Bank of Washington’s Federal Home Loan Bank stock may result in a corresponding reduction in its capital.

The Federal Deposit Insurance Corporation and the Washington Department of Financial Institutions must approve any merger transaction involving 1st Security Bank of Washington as the acquirer, including an assumption of deposits from another depository institution. The Federal Deposit Insurance Corporation is authorized to approve interstate merger transactions without regard to whether the transaction is prohibited by the law of any state, unless the home state of one of 1st Security Bank of Washingtons adopted a law prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described below.

Regulation and Supervision of FS Bancorp, Inc.

FS Bancorp, as the sole shareholder of 1st Security Bank of Washington, will be a bank holding company registered with the Board of Governors of the Federal Reserve System. Bank holding companies are subject to comprehensive regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the regulations promulgated thereunder. This regulation and oversight is generally intended to ensure that FS Bancorp limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of 1st Security Bank of Washington.

As a bank holding company, FS Bancorp is required to file quarterly and annual reports with the Board of Governors of the Federal Reserve System and any additional information required by the Board of Governors of the Federal Reserve System and is subject to regular examinations by the Board of Governors of the Federal Reserve System. The Board of Governors of the Federal Reserve System also has extensive enforcement authority over bank holding companies, including the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

The Dodd-Frank Act requires a bank holding company to serve as a source of financial strength to its subsidiary banks, with the ability to provide financial assistance to a subsidiary bank in financial distress. Regulations to implement this provision are required, but to date, none have been promulgated.

Under the Bank Holding Company Act, the Board of Governors of the Federal Reserve System may approve the ownership of shares by a bank holding company in any company the activities of which the Board of Governors of the Federal Reserve System has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities generally include, among others, operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers’ checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. A bank holding company that meets certain supervisory and financial standards and elects to be designed as a financial holding company may also engage in certain securities, insurance and merchant banking activities and other activities determined to be financial in nature or incidental to financial activities.

The Board of Governors of the Federal Reserve System must approve an application of a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank, and may approve an acquisition located in a state other than the holding company’s home state, without regard to whether the transaction is prohibited by the laws of any state, but may not approve the acquisition of a bank that has not been in existence for the minimum time period, not exceeding five years, specified by the law of the host state, or an application where the applicant controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. Federal law does not affect the authority of states to limit the percentage of total insured deposits in the state that may be held or controlled by a bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the federal law. The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries.

Regulatory Capital Requirements

Capital Requirements for 1st Security Bank of Washington. 1st Security Bank of Washington is required by Federal Deposit Insurance Corporation regulations to maintain minimum levels of regulatory capital consisting of core (Tier 1) capital and supplementary (Tier 2) capital. Tier 1 capital generally includes common shareholders’ equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is limited to 100 percent of Tier 1 capital, includes such items as qualifying general loan loss reserves, cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock (original maturity of at least five years but less than 20 years) that may be included in Tier 2 capital is limited to 50 percent of Tier 1 capital.

The Federal Deposit Insurance Corporation currently measures an institution’s capital using a leverage limit together with certain risk-based ratios. The Federal Deposit Insurance Corporation’s minimum leverage capital requirement for a bank to be considered adequately capitalized specifies a minimum ratio of Tier 1 capital to average total assets of 4%. At December 31, 2011, 1st Security Bank of Washington had a Tier 1 leverage capital ratio to average assets of 9.30%.   The Federal Deposit Insurance Corporation retains the right to require a particular institution to maintain a higher capital level based on its particular risk profile.

Federal Deposit Insurance Corporation regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk-weighted assets. Assets are placed in one of four categories and given a percentage weight based on the relative risk of that category. In addition, certain off-balance sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, for a bank to be considered adequately capitalized the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets (the total risk-based capital ratio) must be at least 8%, and the ratio of Tier 1 capital to risk-weighted assets (the Tier 1 risk-based capital ratio) must be at least 4%. In evaluating the adequacy of a bank’s capital, the Federal Deposit Insurance Corporation may also consider other factors that may affect the bank’s financial condition, such as interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

Under prompt corrective action requirements under federal law and regulations, the Federal Deposit Insurance Corporation as the primary federal banking regulator of an institution such as 1st Security Bank of Washington is authorized and, under certain circumstances, required to take certain actions against insured that fail to meet certain designated capital levels. The agency generally is required to take action to restrict the activities of an “undercapitalized institution,” which is an institution with less than a 4.0% Tier 1 capital ratio, a 4.0% Tier 1 risk-based capital ratio or an 8.0% total risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the Federal Deposit Insurance Corporation may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The Federal Deposit Insurance Corporation is authorized to impose the additional restrictions on undercapitalized institutions. In connection with a capital restoration plan, each holding company of the institution submitting a plan must guarantee the institution’s performance of the plan until it has been adequately capitalized during four consecutive quarters. The liability on this guarantee is limited to the lesser of 5% of the institution’s assets when it became undercapitalized or the amount necessary for the institution to meet the capital standards when it fails to comply with the plan. Any institution that fails to comply with its capital plan or has Tier 1 or Tier 1 risk-based capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered “significantly undercapitalized” and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution. The holding company of such an institution must obtain prior approval of any dividend to its shareholders. An institution with tangible equity to total assets of less than 2.0% is “critically undercapitalized” and becomes subject to further mandatory restrictions on its operations. In general, the FDIC must be appointed receiver for a critically undercapitalized institution whose capital is not restored within the time provided. When the FDIC as receiver liquidates an institution, the claims of depositors and the FDIC as their successor (for deposits covered by the FDIC insurance) have priority over other unsecured claims against the institution.

The Federal Deposit Insurance Corporation may impose additional restrictions on institutions that are under capitalized and generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the Federal Deposit Insurance Corporation of any of these measures on 1st Security Bank of Washington may have a substantial adverse effect on its operations and profitability. Institutions with at least a 4.0% Tier 1 capital ratio, a 4.0% Tier 1 risk-based capital ratio and an 8.0% total risk-based capital ratio are considered “adequately capitalized.”  An institution is deemed “well capitalized” if it has at least a 5% Tier 1 capital ratio, a 6.0% Tier 1 risk-based capital ratio and 10.0% total risk-based capital ratio. Institutions that are not well capitalized are subject to certain restrictions on brokered deposits and interest rates on deposits. At December 31, 2011, 1st Security Bank of Washington was considered a “well capitalized” institution.  For a complete description of 1st Security Bank of Washington’s required and actual capital levels on December 31, 2011, see “1st Security Bank of Washington Exceeds All Regulatory Capital Requirements.”

Capital Requirements for FS Bancorp, Inc. The Board of Governors of the Federal Reserve System has adopted capital guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications under the Bank Holding Company Act. These guidelines apply on a consolidated basis to bank holding companies with $500 million or more in assets or with less assets but certain risky activities, and on a bank-only basis to other companies. These bank holding company capital adequacy guidelines are similar to those imposed on 1st Security Bank of Washington by the Federal Deposit Insurance Corporation. For a bank holding company with less than $500 million in assets, the capital guidelines apply on a bank only basis and the Board of Governors of the Federal Reserve System expects the holding company’s subsidiary banks to be well capitalized under the prompt corrective action regulations.

Limitations on Dividends and Stock Repurchases

Limits on FS Bancorp, Inc. FS Bancorp’s ability to declare and pay dividends is subject to Board of Governors of the Federal Reserve System limits and Washington law, and it may depend on its ability to receive dividends received from 1st Security Bank of Washington.

A policy of the Board of Governors of the Federal Reserve System limits the payment of a cash dividend by a bank holding company if the holding company’s net income for the past year is not sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with capital needs, asset quality and overall financial condition. A bank holding company that does not meet any applicable capital standard would not be able to pay any cash dividends under this policy. A bank holding company not subject to consolidated capital requirements is expected not to pay dividends unless its debt-to-equity ratio is less than 1:1 and it meets certain additional criteria. The Board of Governors of the Federal Reserve System also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends.

Except for a company that meets the well-capitalized standard for bank holding companies, is well managed, and is not subject to any unresolved supervisory issues, a bank holding company is required to give the Board of Governors of the Federal Reserve System prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Board of Governors of the Federal Reserve System may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation or regulatory order, condition, or written agreement. A bank holding company is considered well-capitalized if on a consolidated basis it has a total risk-based capital ratio of at least 10.0% and a Tier 1 risk-based capital ratio of 6.0% or more, and is not subject to an agreement, order, or directive to maintain a specific level for any capital measure.

In addition, federal regulations and polices prohibit a return of capital during the three-year term of the business plan submitted by FS Bancorp in connection with the stock offering.

Under Washington corporate law, FS Bancorp generally may not pay dividends if after that payment it would not be able to pay its liabilities as they become due in the usual course of business, or its total assets would be less than the sum of its total liabilities.

Limits on 1st Security Bank of Washington. The amount of dividends payable by 1st Security Bank of Washington to FS Bancorp depends upon 1st Security Bank of Washington’s earnings and capital position, and is limited by federal and state laws, regulations and policies. Washington law will not permit 1st Security Bank of Washington to declare or pay a cash dividend on its capital stock if the payment would cause its net worth to be reduced below: (1) the amount required for its liquidation account; or (2) its net worth requirements, if any, imposed by the Washington Department of Financial Institutions. Dividends on 1st Security Bank of Washington’s capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of 1st Security Bank of Washington without the approval of the Washington Department of Financial Institutions.

The amount of dividends actually paid during any one period will be strongly affected by 1st Security Bank of Washington’s policy of maintaining a strong capital position. Federal law further provides that without prior approval no insured depository institution may pay a cash dividend if it would cause the institution to be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the Federal Deposit Insurance Corporation also has the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice. In addition, dividends may not be declared or paid if 1st Security Bank of Washington is in default in payment of any assessment due the Federal Deposit Insurance Corporation.

Federal Securities Law

The stock of FS Bancorp will be registered with the SEC under the Securities Exchange Act of 1934, as amended. As a result, FS Bancorp will become subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

FS Bancorp stock held by persons who are affiliates of FS Bancorp may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal shareholders. If FS Bancorp meets specified current public information requirements, each affiliate of FS Bancorp will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

The SEC has adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that apply to FS Bancorp as a registered company under the Securities Exchange Act of 1934. The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SEC and Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and new corporate governance rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

TAXATION

Federal Taxation

General.  FS Bancorp and 1st Security Bank of Washington are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below.  The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to FS Bancorp or 1st Security Bank of Washington.  The income tax returns of FS Bancorp and 1st Security Bank of Washington have not been audited in the past seven years.

FS Bancorp anticipates that it will file a consolidated federal income tax return with 1st Security Bank of Washington commencing with the first taxable year after completion of the conversion.  Accordingly, it is anticipated that any cash distributions made by FS Bancorp to its shareholders would be considered to be taxable dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

Method of Accounting.  For federal income tax purposes, 1st Security Bank of Washington currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31 for filing its federal income tax return.

Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income.  The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount.  Net operating losses can offset no more than 90% of alternative minimum taxable income.  Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.  1st Security Bank of Washington has not been subject to the alternative minimum tax, nor does it have any such amounts available as credits for carryover.

Net Operating Loss Carryovers.  A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years.  This provision applies to losses incurred in taxable years beginning after August 6, 1997.  At December 31, 2011, 1st Security Bank of Washington had a net operating loss carryforward for federal income tax purposes in the amount of $ 7.4 million.  See Note 10 of the Notes to Financial Statements included in this prospectus for information about our net operating losses .

Corporate Dividends-Received Deduction.  FS Bancorp may eliminate from its income dividends received from 1st Security Bank of Washington as a wholly owned subsidiary of FS Bancorp if it elects to file a consolidated return with 1st Security Bank of Washington.  The corporate dividends-received deduction is 100%, or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend.  Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

Washington Taxation

1st Security Bank of Washington is subject to a business and occupation tax imposed under Washington law at the rate of 1.8 % of gross receipts.  Interest received on loans secured by mortgages or deeds of trust on residential properties and certain investment securities are exempt from this tax.

THE CONVERSION AND STOCK OFFERING

The board of directors of 1st Security Bank of Washington has adopted the plan of conversion, and an application for approval of the plan of conversion has been filed with the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation.  The Washington Department of Financial Institutions has approved our application with the condition that the plan of conversion is approved by our members and that certain other conditions imposed are satisfied.  The Washington Department of Financial Institutions’ approval does not constitute a recommendation or endorsement of the plan of conversion.  We also must receive a letter of non-objection to the conversion from the Federal Deposit Insurance Corporation to consummate the conversion.  A holding company application has also been filed with the Federal Reserve Board.

General

On July 10, 2008, the board of directors of 1st Security Bank of Washington unanimously adopted a plan of conversion from the mutual to the stock form of organization.  Due to market conditions and regulatory issues, the process was put on hold.  On August 18, 2011, the board of directors voted to move forward with the conversion.  Pursuant to the plan of conversion, 1st Security Bank of Washington will convert from the mutual form of organization (meaning no shareholders) to the stock form of organization and will become the wholly owned subsidiary of FS Bancorp, a new Washington corporation.  FS Bancorp will own all of the capital stock of 1st Security upon completion of the conversion.  All of the common stock of FS Bancorp will be owned by public shareholders and our tax qualified employee benefit plans.

FS Bancorp anticipates that net proceeds of the offering will be between $ 18.7 million and $ 26.0 million, or $30.2 million if the offering range is increased by 15%.  The conversion will be consummated only upon the issuance of at least 2,082,500 shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in a subscription offering to eligible members of 1st Security Bank of Washington and to our tax-qualified employee benefit plans, consisting of the employee stock ownership plan, and, if necessary, to members of the general public through a community offering and, possibly, through a syndicate of registered broker-dealers.  In any community offering, we will give a preference to natural persons residing in the Washington Counties of King, Kitsap, Pierce and Snohomish.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of common stock in the community offering.  The community offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the Washington Department of Financial Institutions.  See “-Direct Community Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent appraisal of the estimated consolidated pro forma market value of FS Bancorp.  All shares of common stock to be sold in the offering will be sold at $10.00 per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering.  See “-How We Determined Our Price and the Number of Shares to be Issued in the Offering” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the pertinent aspects of the conversion and offering.  A copy of the plan of conversion is available from us upon request and is available for inspection at the offices of 1st Security Bank of Washington and at the Washington Department of Financial Institutions.  The plan of conversion is also filed as an exhibit to the registration statement that we have filed with the SEC.  See “Where You Can Find More Information.”

Our Reasons for the Conversion

The primary reasons for the conversion and our decision to conduct the offering are to:

●	increase our capital to support future growth; and

●	provide us with greater operating flexibility and allow us to better compete with other financial institutions.

The conversion and the capital raised in the offering are expected to:

●	give us the financial strength to continue to grow our bank;

●	better enable us to serve customers in our market area;

●	enable us to increase lending limits and support our emphasis on commercial business and commercial real estate and the development of new products and services;

●	help us attract and retain qualified management through stock-based compensation plans; and

●	structure our business in a form that will enable us to access the capital markets.

In addition, in the stock holding company structure we will have greater flexibility in structuring mergers and acquisitions.  Potential sellers often want an acquiror’s stock for at least part of the acquisition consideration.  Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination thereof, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.  We have no current arrangements or agreements to acquire other banks, thrifts or financial service companies or branch offices.

The offering will allow our directors, officers and employees to become shareholders, which we believe will be an effective performance incentive and an effective means of attracting and retaining qualified personnel.  The offering also will provide our customers and local community members with an opportunity to acquire our common stock.

Effects of the Conversion

General.  The conversion will have no effect on 1st Security Bank of Washington’s present business of accepting deposits and investing its funds in loans and other investments permitted by law.  Following completion of the conversion, 1st Security Bank of Washington will continue to be subject to regulation by the Washington Department of Financial Institutions, and its accounts will continue to be insured by the Federal Deposit Insurance Corporation, up to applicable limits, without interruption.  After the conversion, 1st Security Bank of Washington will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

Deposits and Loans.  Each holder of a deposit account in 1st Security Bank of Washington at the time of the conversion will continue as an account holder in 1st Security Bank of Washington after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of the depositor’s accounts.  Each account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion.  Depositors in 1st Security Bank of Washington will continue to hold their existing certificates, passbooks (statement savings) and other evidence of their accounts.  The conversion will not affect the loan terms of any borrower from 1st Security Bank of Washington.  The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion.  See “- Voting Rights” and “-Depositors’ Rights if We Liquidate” below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of 1st Security Bank of Washington.

Continuity.  The board of directors presently serving 1st Security Bank of Washington will serve as the board of directors of 1st Security Bank of Washington after the conversion.  The board of directors of FS Bancorp consists of the same individuals who serve as directors of 1st Security Bank of Washington.  After the conversion, the voting shareholders of FS Bancorp will elect approximately one-third of its directors annually.  All current officers of 1st Security Bank of Washington will retain their positions with 1st Security Bank of Washington after the conversion.

Voting Rights.  After completion of the conversion, members will have no voting rights in 1st Security Bank of Washington or FS Bancorp and, therefore, will not be able to elect directors of either entity or to control their affairs.  Currently depositors of 1st Security Bank of Washington do have limited voting rights regarding charter amendments and corporate reorganization, but do not have any voting right with respect to the election of directors.  After the conversion, voting rights in FS Bancorp will be vested exclusively in the shareholders of FS Bancorp.  Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of FS Bancorp.  After completion of the conversion voting rights in 1st Security Bank of Washington will be vested exclusively in its sole shareholder, FS Bancorp.

Depositors’ Rights if We Liquidate.  We have no plans to liquidate.  However, if there should ever be a complete liquidation of 1st Security Bank of Washington, either before or after the conversion, deposit account holders would receive the protection of insurance by the Federal Deposit Insurance Corporation up to applicable limits.  In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution.  In addition to the protection of Federal Deposit Insurance Corporation insurance up to applicable limits, in the event of the complete liquidation of 1st Security Bank of Washington, each holder of a deposit account would receive his or her pro rata share of any assets of 1st Security Bank of Washington remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts).  Each holder’s pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights After the Conversion.  In the unlikely event that 1st Security Bank of Washington were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the liquidation account (described below) to depositors as of June 30, 2007 and _________ __, 2012, who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to FS Bancorp, as the holder of 1st Security Bank of Washington’s capital stock.

1st Security Bank of Washington will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in this prospectus.  The liquidation account will be a memorandum account on the records of 1st Security Bank of Washington and there will be no segregation of assets of 1st Security Bank of Washington related to it.

The liquidation account will be maintained subsequent to the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their deposit accounts in 1st Security Bank of Washington.  Each eligible account holder and supplemental eligible account holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the liquidation account balance called a subaccount.

The initial subaccount balance for a deposit account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s qualifying deposit in the deposit account and the denominator is the total amount of the qualifying deposits of all such holders.  The initial subaccount balance will not be increased, and it will be subject to downward adjustment as provided below.

If the balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any December 31 subsequent to the effective date of the conversion is less than the lesser of (1) the balance in the deposit account at the close of business on any other December 31 subsequent to June 30, 2007 or _________ __, 2012, as applicable, or (2) the amount of the qualifying deposit in the deposit account on June 30, 2007 or _________ __, 2012, as applicable, then the subaccount balance for the deposit account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the deposit balance.  In the event of a downward adjustment, the subaccount balance will not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related deposit account.  If any such deposit account is closed, the related subaccount balance will be reduced to zero.

In the event of a complete liquidation of 1st Security Bank of Washington (and only in that event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for the deposit account(s) then held by the holder before any liquidation distribution may be made to shareholders.  No merger, consolidation, bulk purchase of assets with assumptions of deposit accounts and other liabilities or similar transactions with another federally insured institution in which 1st Security Bank of Washington is not the surviving institution will be considered to be a complete liquidation.  In any such transaction, the liquidation account will be assumed by the surviving institution.

Tax Effects of the Conversion.  We have received an opinion from our special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C. that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by 1st Security Bank of Washington or FS Bancorp as a result of the completion of the conversion.  However, this opinion is not binding on the IRS or the State of Washington Department of Revenue.

If the liquidation rights in 1st Security Bank of Washington or subscription rights to purchase FS Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain.  Any gain will be limited to the fair market value of these rights.

Liquidation rights are the proportionate interest of certain depositors of 1st Security Bank of Washington in the special liquidation account to be established by FS Bancorp under the plan of conversion.  See “- Depositors’ Rights if We Liquidate.”  Special counsel believes that the liquidation rights will have no fair market or ascertainable value.

The subscription rights are the preferential rights of eligible subscribers to purchase shares of FS Bancorp common stock in the conversion.  See “- Subscription Offering and Subscription Rights.”  Because the subscription rights are acquired without cost, are not transferable, last for only a short time period and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised.  Special counsel’s opinion states that it is not aware of the IRS claiming in any similar conversion transaction that subscription rights have any market value.  Because there are no judicial opinions or official IRS positions on this issue, however, special counsel’s opinion relating to subscription rights comes to a reasoned conclusion instead of an absolute conclusion on this issue.  Special counsel’s conclusion is supported by a letter from RP Financial which states that the subscription rights do not have any value when they are distributed or exercised.

If the IRS disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised.  This income may be capital gain or ordinary income, and FS Bancorp and 1st Security Bank of Washington could recognize gain on the distribution of these rights.  Eligible subscribers are encouraged to consult with their own tax advisor regarding their own circumstances and any tax consequences if subscription rights are deemed to have value.

The opinion of special counsel makes certain assumptions consisting solely of factual matters that would be contained in a representation letter of 1st Security Bank of Washington to the IRS if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion.  Special counsel’s opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change.  Any change may be made with retroactive effect.  Unlike private letter rulings received from the IRS, special counsel’s opinion is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in special counsel’s opinion, or that special counsel’s opinion will be upheld by the courts if challenged by the IRS.

Special counsel’s opinion does not address whether the “pre-change losses” (as such term is defined in the Income Tax Regulations) of 1st Security Bank of Washington will be subject to limitations on use under Section 382 of the Internal Revenue Code.  These limitations would apply if the issuance of shares in the conversion results in an “ownership change” (as defined in Section 382 of the Internal Revenue Code) of 1st Security Bank of Washington.  Absent the cash issuance exception contained in Section 382 of the Internal Revenue Code, the issuance of shares in the conversion would constitute an ownership change and place limitations on or the elimination of the use of the pre-change losses of 1st Security Bank of Washington under Section 382 of the Internal Revenue Code.  If the cash issuance exception under Section 382 of the Internal Revenue Code applies to a sufficient number of the shares issued in the conversion to preclude an ownership change, the consummation of the conversion will not result in the imposition of limitations on the pre-change losses of 1st Security Bank of Washington under Section 382 of the Internal Revenue Code.  However, in such case, an ownership change could subsequently occur due to the aggregation of the shift in ownership occurring in the conversion and shifts in ownership that occur at any time within the three year period thereafter, at which time the limitations under Section 382 would become applicable if 1st Security Bank of Washington has pre-change losses at such time.

1st Security Bank of Washington is required to file an information statement with its federal income tax return for the year ending after the conversion setting forth, among other things, shifts in ownership and whether an ownership change has occurred.  If the independent accountants of 1st Security Bank of Washington concur at the time of the preparation of the information statement that the conversion did not result in an ownership change by reason of the cash issuance exception (after taking into account any applicable post-conversion shifts in ownership), then 1st Security Bank of Washington intends to reflect no ownership change on this information statement.

1st Security Bank of Washington has also obtained an opinion from Harlowe & Falk LLP, Tacoma, Washington, that the income tax effects of the conversion under Washington tax laws will be substantially the same as the federal income tax consequences described above.

How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering

The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of FS Bancorp and 1st Security Bank of Washington, as determined on the basis of an independent valuation.  We have retained RP Financial, a financial services industry consulting firm with over 20 years of experience in valuing financial institutions for mutual to stock conversions, to make this valuation.  We have no prior relationship with RP Financial.  For its services in making this appraisal, RP Financial’s fees and out-of-pocket expenses are estimated to be $ 54,500 (excluding any fees paid in 2008).  We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement, untrue statement of a material fact or omission to state a material fact in the information we supply to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

The amount of common stock we are offering is based on an independent appraisal by RP Financial of the estimated pro forma market value of FS Bancorp, assuming the conversion and offering are completed.  The appraisal was based in part on our consolidated financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of our common stock in the offering, and an analysis of a peer group of publicly-traded companies utilized by RP Financial in its appraisal that RP Financial considers comparable to FS Bancorp.

RP Financial concluded that, as of February 17, 2012 the estimated pro forma market value of FS Bancorp was $24.5 million.  This pro forma market value is the midpoint of a valuation range established by regulation with a minimum of $20.8 million and a maximum of $28.2 million.  Based on this market value and a $10.00 per share purchase price, the number of shares of our common stock that will be offered for sale will range from 2,082,500 to 2,817,500 with a midpoint of 2,450,000.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  If a greater demand for shares of our common stock or a change in financial or market conditions warrant, the offering range may be increased by 15.0%, which would result in an adjusted maximum pro forma market value of $32.4 million and total shares offered of 3,240,125.

RP Financial advised the board of directors that the appraisal was prepared in conformance with the regulatory appraisal methodology.  That methodology requires a valuation based on an analysis of trading prices of comparable companies whose stocks have traded for at least one year prior to the valuation date.  RP Financial selected a group of comparable public companies for this analysis.  RP Financial also advised our board of directors that the after market trading experience of recent transactions was considered in the appraisal as a general indicator of current market value, but was not relied upon as a primary valuation methodology.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements.  RP Financial also considered the following factors, among others.

●	the present results and financial condition of 1st Security Bank of Washington, and the projected results and financial condition of FS Bancorp;

●	the economic and demographic conditions in our existing market area;

●	certain historical, financial and other information relating to 1st Security Bank of Washington;

●
a comparative evaluation of the operating and financial characteristics of 1st Security Bank of Washington with the peer group companies, which are headquartered in the states of Washington (two companies), Louisiana (two companies) , Michigan (two companies), and Tennessee, Montana , Illinois, and Ohio (one company);

●	the impact of the conversion and the offering on FS Bancorp’s shareholders’ equity and earnings potential;

●	the proposed dividend policy of FS Bancorp; and

●	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

Furthermore, RP Financial had various discussions with management.  RP Financial did not perform a detailed analysis of the separate components of our assets and liabilities.  We did not impose any limitations on RP Financial in connection with its appraisal.

RP Financial relied primarily on a comparative market value methodology in determining the pro forma market value of our common stock.  In applying this methodology, RP Financial analyzed financial and operational comparisons of 1st Security Bank of Washington with a selected peer group of publicly traded savings institutions.  The peer group used by RP Financial consists of ten companies listed in the table below.  The pro forma market value of FS Bancorp’s common stock was determined by RP Financial based on the market pricing ratios of the peer group, subject to certain valuation adjustments based on fundamental differences between 1st Security and the institutions comprising the peer group.  RP Financial took into account the significant volatility in the broader stock market and the after market pricing characteristics of recently converted savings institutions.  RP Financial utilized the results of this overall analysis to establish pricing ratios that resulted in the determination of the pro forma market value.

The selection criteria for the peer group included consideration of geographic location, earnings and asset size.  The peer group companies are:

Peer Group (Ticker Symbol)	City and State	Assets
		(In millions)

First Financial NW, Inc . ( FFNW )	Renton , WA	$1,059
Timberland Bancorp , Inc. ( TSBK )	Hoquiam , WA	736
Eagle Bancorp Montana , Inc. (EBMT)	Helena, MT	332
Louisiana Bancorp, Inc. (LABC)	Metairie, LA	316
Jacksonville Bancorp, Inc. (JXSB)	Jacksonville, IL	307
Wolverine Bancorp, Inc. (WBKC)	Midland, MI	294
Athens Bancshares Corp . (AFCB)	Athens, TN	284
Home Federal Bancorp, Inc. of LA (HFBL )	Shreveport , LA	252
FFD Financial Corp. (FFDF)	Dover, OH	235
First Federal of N. Michigan Bncp, Inc. (FFNM)	Alpena, MI	222

Two of the measures investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income.  RP Financial considered these ratios, among other factors, in preparing its appraisal.  Book value is the same as total shareholders’ equity, and represents the difference between the issuer’s assets and liabilities.  Tangible book value is equal to total shareholders’ equity less intangible assets.  Reported earnings reflect net income recorded by 1st Security Bank of Washington during the 12 month period ended December 31, 2011.  Core earnings represent 1st Security Bank of Washington’s earnings, adjusted for non-operating items.  RP Financial’s appraisal also incorporates an analysis of a peer group of publicly traded companies that RP Financial considered to be comparable to us.

The following table presents a summary of selected pricing ratios for the peer group companies and 1st Security Bank of Washington (on a pro forma basis).  The pricing ratios are based on book value, earnings and other information as of and for the 12 months ended December 31, 2011, stock price information as February 17, 2012 as reflected in RP Financial’s appraisal report, dated February 17, 2012, and the number of shares assumed to be outstanding as described in “Pro Forma Data.”  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of premium of 1.8 % on a price-to-reported earnings basis, a premium of 16.1 % on a price-core earnings basis, a discount of 17.3 % on a price-to-book value basis, and a discount of 18.5 % on a price-to-tangible book value basis.

	Price-to- earnings multiple		Price-to-core earnings multiple		Price-to-book value ratio	Price-to-tangible book value ratio

FS Bancorp, Inc.
Minimum of offering range	15.88	x	14.40	x	48.45%	48.47%
Midpoint of offering range	19.26	x	17.42	x	53.05%	53.05%
Maximum of offering range	22.85	x	20.61	x	57.08%	57.08%
Maximum of offering range, as adjusted	27.28	x	24.51	x	61.09%	61.05%

Valuation of peer group companies using stock market prices as of February 17, 2012
Average	22.44	x	17.75	x	69.00%	70.02%
Median	21.06	x	17.05	x	71.39%	72.28%

Our board of directors reviewed the appraisal report of RP Financial, including the methodology and the assumptions used, and determined that the valuation range was reasonable and adequate.  Given that the shares are to be sold at $10.00 per share in the offering, the estimated number of shares would be between 2,082,500 at the minimum of the valuation range and 2,817,500 at the maximum of the valuation range, with a midpoint of 2,450,000.

The following table, prepared by our independent appraiser, presents for all full stock conversions that began trading from January 1, 2012 to February 17, 2012, the percentage change in the trading price from the initial trading date of the offering to the dates shown in the table.  The table also presents the average and median trading prices and percentage change in trading prices for the same dates.  This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors.

The table is not intended to indicate how our common stock may perform.  Data represented in the table reflects a small number of transactions and is not indicative of general stock market performance trends or of price performance trends of companies that undergo conversions.  Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies.  There can be no assurance that our stock price will appreciate or that our stock price will not trade below $10.00 per share.  The movement of any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases).  In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, please carefully read this prospectus, including “Risk Factors.”

After Market Trading Activity
Initial Stock Offerings - Standard Conversions
Completed Closing Dates between January 1, 2011 and February 17, 2012

		Change from Initial Trading Date Offering Price
Transaction (Ticker Symbol)	IPO Date	After One Day (%)	After One Week (%)	After One Month (%)	Through February 17, 2012 (%)

Wellesley Bancorp, Inc. ( WEBK )	01 / 26 / 12	20.00%	21.00%	26.70%	26.70%
West Indiana Bancshares, Inc. (WEIN)	01/11/12	12.60	11.50	20.00	25.50
Carroll Bancorp, Inc. (CROL)	10/13/11	0.40	(2.50)	4.00	2.10
ASB Bancorp, Inc. (ASBB)	10/12/11	16.40	14.50	15.50	19.10
BSB Bancorp, Inc. (BLMT)	10/05/11	3.10	3.40	2.50	16.56
Poage Bankshares, Inc. (PBSK)	09/13/11	11.30	12.30	8.80	14.90
IF Bancorp, Inc. (IROQ)	07/08/11	16.70	16.50	8.50	15.00
State Investors Bancorp, Inc. (SIBC)	07/07/11	18.50	16.60	16.00	13.50
First Connecticut Bancorp, Inc. (FBNK)	06/30/11	10.80	11.60	11.10	35.00
Franklin Financial Corp. (FRNK)	04/28/11	19.70	17.70	19.60	34.10
Sunshine Financial, Inc. (SSNF)	04/06/11	12.50	10.00	14.00	(5.00)
Fraternity Comm. Bancorp (FRTR)	04/01/11	10.00	11.70	10.00	(14.99)
Anchor Bancorp (ANCB)	01/26/11	0.00	0.40	4.50	(8.30)
Wolverine Bancorp, Inc. (WBKC)	01/20/11	24.50	22.40	35.00	54.80

Average:		12.61%	11.94%	14.01%	16.36%
Median:		12.55%	12.00%	12.55%	15.78%

Data presented in the table reflects a small number of transactions.  There can be no assurance that our stock price will appreciate or that our stock price will not trade below the initial offering price of $10.00 per share.

RP Financial’s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares.  RP Financial did not independently verify the financial statements and other information we provided, nor did RP Financial value independently our assets or liabilities.  The valuation considers 1st Security Bank of Washington as a going concern and should not be considered as an indication of the liquidation value of 1st Security Bank of Washington.  Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offering will thereafter be able to sell these shares at prices at or above the purchase price or in the range of the valuation described above.

RP Financial will update its appraisal before we complete the offering.  If, as a result of demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 3,240,125 shares in the offering without notice to you.  No sale of shares of common stock in the offering may be completed unless, prior to the completion, RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of FS Bancorp.  If our pro forma market value at that time is either below $20.8 million or above $32.4 million, then, after consulting with the Washington Department of Financial Institutions and the FDIC, we may:

●	set a new offering range;

●	take such other actions as may be permitted by the Washington Department of Financial Institutions, the FDIC and the Securities and Exchange Commission; or

●	terminate the offering and promptly return all funds.

If we set a new offering range, we will be required to cancel your stock order and promptly return your subscription funds, with interest calculated at the statement savings rate, and cancel any authorization to withdraw funds from your deposit accounts for the purchase of shares of common stock. You will have the opportunity to place a new stock order.

An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber’s ownership interest and FS Bancorp’s pro forma net income and shareholders’ equity on a per share basis while increasing pro forma net income and shareholders’ equity on an aggregate basis.  A decrease in the number of shares of common stock would increase both a subscriber’s ownership interest and FS Bancorp’s pro forma net income and shareholders’ equity on a per share basis while decreasing pro forma net income and shareholders’ equity on an aggregate basis.  See “Risk Factors - Risks Related to This Offering - The implementation of an equity incentive plan may dilute your ownership interest” and “Pro Forma Data.”

Copies of the appraisal report of RP Financial, LC including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the office of 1st Security Bank of Washington and as specified under “Where You Can Find More Information.”  In addition, the appraisal report is an exhibit to the registration statement of which this prospectus is a part.  The registration statement is available on the SEC’s website (http://www.sec.gov).

Subscription Offering and Subscription Rights

Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

●	depositors of 1st Security Bank of Washington with account balances of at least $50 as of the close of business on June 30, 2007 (“Eligible Account Holders”);

●	the proposed employee stock ownership plan (“Tax-Qualified Employee Stock Benefit Plans”);

●
depositors of 1st Security Bank of Washington, other than directors and executive officers and their associates, with account balances of at least $50 as of the close of business on _________ __, 2012 (“Supplemental Eligible Account Holders”); and

●	depositors of 1st Security Bank of Washington, as of the close of business on _______, 2012, other than Eligible Account Holders or Supplemental Eligible Account Holders (“Other Members”).

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “- Limitations on Stock Purchases.”

Preference Category No. 1: Eligible Account Holders.  Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)           $250,000 or 25,000 shares of common stock;

(2)           one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in 1st Security Bank of Washington in each case on the close of business on June 30, 2007 (the “Eligibility Record Date”), subject to the overall purchase limitations.

See “- Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares.  Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled.  For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder’s subscription would be 10% of the shares remaining available, up to the amount subscribed for.

To ensure proper allocation of stock, each Eligible Account Holder must list on his or her subscription order form all accounts in which he or she has an ownership interest.  Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.  The subscription rights of Eligible Account Holders who are also directors or officers of 1st Security Bank of Washington or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding June 30, 2007.

Preference Category No. 2: Tax-Qualified Employee Stock Benefit Plans.  The plan of conversion provides that each Tax-Qualified Employee Stock Benefit Plan , excluding the 401(k) plan, shall receive nontransferable subscription rights to purchase up to 8% of the common stock sold in the offering, provided that individually or in the aggregate these plans (other than that portion of these plans which is self-directed) shall not purchase more than 8% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated valuation range.  The proposed employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering, or 166,600 shares and 225,400 shares based on the minimum and maximum of the estimated offering range, respectively.  Subscriptions by the Tax-Qualified Employee Stock Benefit Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of 1st Security Bank of Washington’s directors, officers, employees or associates thereof.  Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Preference Category No. 1.  If the employee stock ownership plan’s subscription is not filled in its entirety, the plan may, with the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation, purchase shares in the open market.  See “Management - Benefits - Employee Stock Ownership Plan.”

Preference Category No. 3: Supplemental Eligible Account Holders.  To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Stock Benefit Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefore, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$250,000 or 25,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in 1st Security Bank of Washington in each case on the close of business on _________ __, 2012 (the “Supplemental Eligibility Record Date”), subject to the overall purchase limitations.

See “- Limitations on Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of the number of shares subscribed for or 100 shares.  Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

Preference Category No. 4: Other Members.  To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefore, fourth priority, nontransferable subscription rights to subscribe for shares of common stock, up to the greater of:

(1)	$250,000 or 25,000 shares of common stock; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations.

See “- Limitations on Stock Purchases.”

In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata on the basis of the amounts of their respective subscriptions.

Expiration Date for the Subscription Offering.  The subscription offering will expire at 12:00 Noon, Pacific time, on _________ __, 2012, unless extended for the full 45 day period to __________ __, 2012, and may be extended an additional 45 days to _________ __, 2012 without the approval of the Washington Department of Financial Institutions.  Any further extensions of the subscription offering must be approved by the Washington Department of Financial Institutions.  The subscription offering may not be extended beyond _________ __, 2014.   Subscription rights which have not been exercised prior to _________ __, 2012 (unless extended) will become void.

FS Bancorp and 1st Security Bank of Washington will not execute orders until at least the minimum number of shares of common stock, 2,082,500 shares, have been subscribed for or otherwise sold.  If all shares have not been subscribed for or sold by _________ __, 2012, unless this period is extended with the consent of the Washington Department of Financial Institutions, all funds delivered to 1st Security Bank of Washington pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled.  If an extension beyond _________ __, 2012 is granted, FS Bancorp and 1st Security Bank of Washington will notify subscribers of the extension of time and of any rights of subscribers to confirm, modify or rescind their subscriptions.  This is commonly referred to as a “resolicitation offering.”

In a resolicitation offering, FS Bancorp would mail you a supplement to this prospectus if you subscribed for stock to let you confirm, modify or cancel your subscription.  If you fail to respond to the resolicitation offering, it would be as if you had canceled your order and all subscription funds, together with accrued interest, would be returned to you.  If you authorized payment by withdrawal of funds on deposit at 1st Security Bank of Washington, that authorization would terminate.  If you affirmatively confirm your subscription order during the resolicitation offering, FS Bancorp and 1st Security Bank of Washington would continue to hold your subscription funds until the end of the resolicitation offering.  Your resolicitation order would be irrevocable without the consent of FS Bancorp and 1st Security Bank of Washington until the conversion is completed or terminated.

Direct Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscription rights discussed above, we anticipate offering shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in King, Kitsup, Pierce and Snohomish Counties.  These natural persons are referred to as preferred subscribers.  We may limit total subscriptions in the direct community offering to ensure that the number of shares available for the syndicated community offering may be up to a specified percentage of the number of shares of common stock.  The opportunity to subscribe for shares of common stock in any direct community offering will be subject to our right, in our sole discretion, to accept or reject any such orders either at the time of receipt of an order or as soon as practicable following _________ __, 2012.   The direct community offering, if any, will begin at the same time as, during or promptly after the subscription offering and will not be for more than 45 days after the end of the subscription offering.

The price at which common stock would be sold in the direct community offering will be the same price at which shares are offered and sold in the subscription offering.  No person, may purchase more than $250,000 of common stock in the direct community offering, and no person together with an associate or group of persons acting in concert, may purchase more than $500,000 of common stock in the direct community offering, subject to the maximum purchase limitations.  See “- Limitations on Stock Purchases.”  In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, on a pro rata basis to such person based on the amount of their respective subscriptions.

Syndicated Community Offering

As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Keefe, Bruyette & Woods as agent of FS Bancorp.  We call this the syndicated community offering.  Keefe, Bruyette & Woods may enter into agreements with broker-dealers to assist in the sale of the shares in the syndicated community offering, although no such agreements currently exist.  The syndicated community offering, if any, will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any.

We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering.  Neither Keefe, Bruyette & Woods nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods has agreed to use its best efforts in the sale of shares in any syndicated community offering.

The syndicated offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings.  Under these rules, Keefe, Bruyette &Woods, Inc. or the other broker-dealers participating in the syndicated offering, generally will accept payment for shares of common stock to be purchased in the syndicated offering through a “sweep” arrangement under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer wishes to purchase in the syndicated offering on the settlement date. Customers who authorize participating broker-dealers to debit their brokerage accounts are required to have the funds for the payment in their accounts on, but not before, the settlement date which will only occur if the minimum of the offering range is met. Customers who do not wish to authorize participating broker-dealers to debit their brokerage accounts will not be permitted to purchase shares of common stock in the syndicated offering. Customers without brokerage accounts will not be able to participate in the syndicated offering.

Normal customer ticketing will be used for order placement. In the syndicated offering, order forms will not be used. The closing of the syndicated offering is subject to conditions set forth in an agency agreement among and between FS Bancorp, Inc. and 1st Security Bank of Washington on one hand and Keefe, Bruyette & Woods, Inc. on the other hand. If and when all the conditions for the closing are met, funds for common stock sold in the syndicated offering, less fees and commissions payable, will be delivered promptly to us. If the offering is consummated, but some or all of an interested investor’s funds in the syndicated offering are not accepted by us, those funds will be returned to the interested investor promptly after closing, without interest.

If for any reason we cannot affect a syndicated offering of shares of common stock not purchased in the subscription and direct community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible.  The Washington Department of Financial Institutions must approve any such arrangements. Any such arrangements will be disclosed in either a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part or in a new registration statement, and any such arrangements must be approved by the Financial Industry Regulatory Authority.

The price at which common stock would be sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering.  No person may purchase more than $250,000 of common stock in the syndicated community offering, and no person together with an associate or group of persons acting in concert may purchase more than $500,000 of common stock in the syndicated community offering, subject to the maximum purchase limitations.  See “- Limitations on Stock Purchases.”

The syndicated community offering will be completed within 45 days after the termination of the subscription offering, unless extended by 1st Security Bank of Washington with the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation.  The syndicated community offering may not be extended past _________ __, 2014.   See “- How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who Are Not Permitted to Participate in the Stock Offering

We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside.  However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

●	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such state is small;

●
the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such state to register as a broker, dealer, salesperson or selling agent or to register or otherwise qualify the securities of FS Bancorp for sale in such state; or

●	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us or our officers, directors or employees as brokers, dealers or salespersons.

Limitations on Stock Purchases

The plan of conversion includes the following limitations on the number of shares of FS Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

a.	$250,000 or 25,000 shares of common stock;

b.	one-tenth of one percent of the total offering of shares of common stock; or

c.
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in 1st Security Bank of Washington in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

(3)
The Tax-Qualified Employee Stock Benefit Plans, including the employee stock ownership plan, may purchase in the aggregate up to 8% of the shares of common stock issued in the conversion, at this time the employee stock ownership plan intends to purchase all 8% of these shares;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

a.	$250,000 or 25,000 shares of common stock;

b.	one-tenth of one percent of the total offering of shares of common stock; or

c.
15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in 1st Security Bank of Washington in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of:

a.	$250,000 or 25,000 shares of common stock; or

b.	one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)
Persons purchasing shares of common stock in the direct community offering or syndicated community offering may purchase in the direct community offering or syndicated community offering up to $250,000 or 25,000 shares of common stock, subject to the overall limitation in clause (7) below; and

(7)
Except for the Tax-Qualified Employee Stock Benefit Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of FS Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $500,000 or 50,000 shares of common stock.

Subject to any required Washington Department of Financial Institutions or other regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of 1st Security Bank of Washington, the boards of directors of FS Bancorp and 1st Security Bank of Washington may, in their sole discretion, increase the maximum individual amount permitted to be subscribed to provide that any person, group of associated persons, or persons otherwise acting in concert subscribing for five percent, may purchase between five and ten percent as long as the aggregate amount that the subscribers purchase does not exceed ten percent of the total stock offering.   Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

The term “associate” when used to indicate a relationship with any person means:

●
any corporation or organization (other than 1st Security Bank of Washington, FS Bancorp or a majority-owned subsidiary of any of them) of which the person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

●	any trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity;

●
any relative or spouse of the person, or any relative of the spouse, who has the same home as the person or who is a director or officer of 1st Security Bank of Washington, FS Bancorp or any subsidiary of 1st Security Bank of Washington or FS Bancorp; and

●	any person acting in concert with any of the persons or entities specified above;

provided, however, that Tax-Qualified Employee Plans shall not be deemed to be an associate of any director or officer of 1st Security Bank of Washington or FS Bancorp.  When used to refer to a person other than an officer or director of 1st Security Bank of Washington, the board of directors of 1st Security Bank of Washington or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

The term “acting in concert” means knowing participation in a joint activity or parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any arrangement.  A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Stock Benefit Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated.  The determination of whether a group is acting in concert shall be made solely by the board of directors of 1st Security Bank of Washington or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatees chooses to rely.

Marketing Arrangements

We have engaged Keefe, Bruyette & Woods, Inc., a broker-dealer registered with the Financial Industry Regulatory Authority, as a financial advisor in connection with the offering of our common stock.  In its role as financial advisor, Keefe, Bruyette & Woods, Inc., will:

●	provide advice on the financial and securities market implications of the plan of conversion and related corporate documents, including our business plan;

●	assist in structuring our stock offering, including developing and assisting in implementing a market strategy for the stock offering;

●	review all offering documents, including this prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

●	assist us in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

●	assist us in analyzing proposals from outside vendors retained in connection with the stock offering, including printers, transfer agents and appraisal firms;

●	assist us in the drafting and distribution of press releases as required or appropriate in connection with the stock offering ;

●	meet with the board of directors and management to discuss any of these services; and

●	provide such other financial advisory and investment banking services in connection with the stock offering as may be agreed upon by Keefe, Bruyette & Woods, Inc. and us.

For its services, Keefe, Bruyette & Woods will receive a management fee of $40,000 (excluding any fees paid in 2008), payable in four consecutive monthly installments commencing October 2011, a success fee of 1.0% of the aggregate purchase price of shares of common stock sold in the subscription offering, less any shares of common stock sold to our directors, officers and employees (or members of their immediate family) and the Tax-Qualified Employee Stock Benefit Plans and a success fee of 2.0% of the aggregate purchase price of shares of common stock sold in the direct community offering.  The success fee paid to Keefe, Bruyette & Woods will be reduced by the amount of the management fee.  If selected dealers are used to assist in the sale of shares of FS Bancorp common stock in the syndicated community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by the dealers.  We have agreed to indemnify Keefe, Bruyette & Woods against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods may be required to make in connection with any such claims or liabilities.  In addition, Keefe, Bruyette & Woods will be reimbursed for the fees and expenses of its legal counsel, and other actual out of pocket expenses, in an amount not to exceed $ 95,000.   In the event of unusual circumstances or delays or a re-solicitation in connection with the offering, the total expense cap may be increased by up to an additional $10,000.

We have also engaged Keefe, Bruyette & Woods, Inc. to act as our conversion agent in connection with the offering. In its role as conversion agent, Keefe, Bruyette & Woods, Inc. will, among other things:

●	consolidate accounts and develop a central file;

●	prepare proxy forms and proxy materials;

●	tabulate proxies and ballots;

●	act as inspector of election at the special meeting of members;

●	assist us in establishing and managing the Stock Information Center;

●	assist our financial printer with labeling of stock offering materials;

●	process stock order forms and certification forms and produce daily reports and analysis;

●	assist our transfer agent with the generation and mailing of stock certificates;

●	advise us on interest and refund calculations; and

●	create tax forms for interest reporting.

For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of $25,000, and we have made an advance payment of $ 20,000 to Keefe, Bruyette & Woods, Inc. with respect to this fee.  We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its acting as conversion agent up to a maximum of $25,000.  In the event of unusual circumstances or delays or a re-solicitation in connection with the offering, expenses related to the conversion agent services may be increased to an amount not to exceed $40,000.  If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will be entitled to the advance payment and also receive reimbursement of its reasonable out-of-pocket expenses. We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our conversion agent and performance of services as our conversion agent.

Sales of shares of FS Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods or by the broker-dealers managed by Keefe, Bruyette & Woods.  Keefe, Bruyette & Woods has undertaken that the shares of FS Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met.  A stock information center will be established at 1st Security Bank of Washington’s executive office located at 6920 220th Street SW, in Mountlake Terrace, Washington.  FS Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of FS Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of FS Bancorp common stock in those states where the law permits.  No officer, director or employee of FS Bancorp or 1st Security Bank of Washington will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

To ensure that each purchaser receives a prospectus at least 48 hours before _________ __, 2012 the subscription expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date.  Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8.  Stock order forms will only be distributed with, or preceded by, a prospectus.

To purchase shares in the subscription offering, an executed stock order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at 1st Security Bank of Washington must be received by 1st Security Bank of Washington by 12:00 Noon, Pacific time, on _________ __, 2012 unless extended.  In addition, FS Bancorp and 1st Security Bank of Washington will require a prospective purchaser to execute a certification in the form required by the Washington Department of Financial Institutions.  Stock order forms which are not received by this time, are executed defectively, are received without full payment or appropriate withdrawal instructions, or are submitted on photocopied or facsimile stock order forms are not required to be accepted.  In addition, 1st Security Bank of Washington will not accept orders without an executed certification.  1st Security Bank of Washington has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so.  Once received, an executed order form may not be modified, amended or rescinded without the consent of 1st Security Bank of Washington, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

In order to ensure that Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, June 30, 2007, the Supplemental Eligibility Record Date, ________ __, 2012, or the Other Members Record Date, _______ __, 2012, must list all accounts on the stock order form giving all names in each account and the account numbers.

Payment for subscriptions may be made:

●	by personal check, bank check or money order;

●	by authorization of withdrawal from savings accounts or certificates of deposit maintained with 1st Security Bank of Washington.

●	in cash, if delivered in person to a full-service banking office of 1st Security Bank of Washington, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted.  Funds received before the completion of the conversion will be held in a segregated account at the 1st Security Bank of Washington. Interest will be paid on payments made by cash, check or money order at our then-current passbook (statement savings) rate from the date payment is received until completion of the conversion.  If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of FS Bancorp’s common stock has been sold or the plan of conversion and reorganization is terminated, whichever is earlier.  If a subscriber authorizes 1st Security Bank of Washington to withdraw the amount of the purchase price from his or her deposit account, 1st Security Bank of Washington will do so as of the effective date of the conversion.  1st Security Bank of Washington will waive any applicable penalties for early withdrawal from certificate accounts for the purpose of purchasing stock in the offering.

If any amount of a subscription order is unfilled, 1st Security Bank of Washington will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion.  If the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at 1st Security Bank of Washington.

If any Tax-Qualified Employee Stock Benefit Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, they may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the syndicated community offering if shares remain to be sold in that offering.  If, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee Stock Benefit Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

It may be possible for you to subscribe for shares of common stock using funds you hold within an IRA.  However, common stock must be held in a self-directed retirement account.  1st Security Bank of Washington’s IRAs are not self-directed, so they cannot be invested in common stock.  If you wish to use some or all of the funds in your 1st Security Bank of Washington IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm.  If you do not have this type of account, you will need to establish one before placing your stock order.  An annual administrative fee may be payable to the independent trustee.  Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or any other retirement account that you may have. Whether you may use these funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

The records of 1st Security Bank of Washington will control all matters related to the existence of subscription rights and/or one’s ability to purchase shares of common stock in the subscription offering.

Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the plan of conversion.  Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order form will be final.  If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account from which you wanted funds withdrawn.

Restrictions on Transfer of Subscription Rights and Shares

No person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise.  These rights may be exercised only by the person to whom they are granted and only for that person’s account.  Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that this person has no agreement or understanding regarding the sale or transfer of the shares.  Regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

1st Security Bank of Washington will refer to the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Issuance of FS Bancorp’s Common Stock

Certificates representing shares of common stock issued in the conversion will be mailed to the persons entitled thereto at the registration address noted on the order form, as soon as practicable following consummation of the conversion.  Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law.  Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered.

Required Approvals

In order to complete the conversion, we will need to receive the final approval of the Washington Department of Financial Institutions and a final non-objection letter from the Federal Deposit Insurance Corporation.  We also will need to have our members approve the plan of conversion at a special meeting of members, which will be called for that purpose.  Finally, the Board of Governors of the Federal Reserve System must approve FS Bancorp’s application to become a bank holding company and to acquire all of 1st Security Bank of Washington’s common stock.

FS Bancorp may be required to make certain filings with state securities regulatory authorities in connection with the issuance of FS Bancorp common stock in the offerings.

Restrictions on Purchase or Transfer of Shares After the Conversion

All shares of common stock purchased in connection with the conversion by a director or an executive officer of FS Bancorp and 1st Security Bank of Washington will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Washington Department of Financial Institutions.  Each certificate for restricted shares will bear a legend giving notice of this restriction, and instructions will be issued to the effect that any transfer within the first year of any certificate or record ownership of the shares other than as provided above is a violation of the restriction.  Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

Purchases of common stock of FS Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Washington Department of Financial Institutions.  This restriction does not apply, however, to negotiated transactions involving more than 1% of FS Bancorp’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

For information regarding the proposed purchases of common stock by officers and directors of 1st Security Bank of Washington and FS Bancorp, see “Proposed Purchases by Management.”  Any purchases made by the officers and directors of 1st Security Bank of Washington and FS Bancorp are intended for investment purposes only, and not for resale, including any purchases made for the purpose of meeting the minimum of the offering range.

Pursuant to regulations of the Washington Department of Financial Institutions, FS Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Washington Department of Financial Institutions and made to all shareholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

RESTRICTIONS ON ACQUISITION OF FS BANCORP, INC.
AND 1st SECURITY BANK OF WASHINGTON

The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire FS Bancorp, 1st Security Bank of Washington or their respective capital stock are summarized below.  Also discussed are certain provisions in FS Bancorp’s articles of incorporation and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire it.  These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock.

Prior Approval of Acquisition of Control

Under federal law and Washington law, the written consent of the Washington Department of Financial Institutions and either the Board of Governors of the Federal Reserve System or the Federal Deposit Insurance Corporation is required prior to any person or company acquiring “control” of a Washington-chartered savings bank or its holding company.  Generally, control is conclusively presumed to exist if, among other things, an individual or company or group acting in concert acquires the power to direct the management or policies of FS Bancorp or 1st Security Bank of Washington or to vote 25% or more of any class of voting stock.  Control is rebuttably presumed to exist under federal law if, among other things, a person acquires more than 10% of any class of voting stock, and the issuer’s securities are registered under Section 12 of the Securities and Exchange Act of 1934 or the person would be the single largest shareholder.  A company that acquires control thereby becomes a bank holding company, subject to restrictions applicable to the operations of bank holding companies and any conditions imposed by the Board of Governors of the Federal Reserve System in connection with its approval of such acquisition.  Such restrictions and conditions may deter potential acquirers from seeking to obtain control of FS Bancorp.  See “How We Are Regulated - Regulation and Supervision of FS Bancorp.

Anti-takeover Provisions in FS Bancorp’s Articles of Incorporation and Bylaws

The articles of incorporation and bylaws of FS Bancorp contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of FS Bancorp directly with its board of directors.  An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense.  Accordingly, the board of directors believes it is in the best interests of FS Bancorp and its shareholders to encourage potential acquirors to negotiate directly with management.  The board of directors believes that the provisions in the articles of incorporation and bylaws will encourage negotiations and discourage hostile takeover attempts.  The board also believes that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of FS Bancorp and that otherwise is in the best interests of all shareholders.  However, these provisions may have the effect of discouraging offers to purchase FS Bancorp or its securities that are not approved by the board of directors but which certain of FS Bancorp’s shareholders may deem to be in their best interests or pursuant to which shareholders would receive a substantial premium for their shares over then current market prices.  As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so.  These provisions will also render the removal of the current board of directors and management more difficult.  The boards of directors of 1st Security Bank of Washington and FS Bancorp believe these provisions are in the best interests of the shareholders because they will assist FS Bancorp’s board of directors in managing the affairs of FS Bancorp in the manner they believe to be in the best interests of shareholders generally and because a company’s board of directors is often best able in terms of knowledge regarding the company’s business and prospects, as well as resources, to negotiate the best transaction for its shareholders as a whole.

The following description of certain of the provisions of the articles of incorporation and bylaws of FS Bancorp is necessarily general and reference should be made in each instance to the articles of incorporation and bylaws.  See “Where You Can Find More Information” regarding how to obtain a copy of these documents.

Board of Directors.  The articles of incorporation provide that the number of directors shall not be less than five nor more than 15.  The initial number of directors is six, but this number may be changed by resolution of the board of directors.  The board of directors is divided into three groups, with each group containing one-third of the total number of directors, or as near as may be.  This may make it more difficult for a person seeking to acquire control of FS Bancorp to gain majority representation on the board of directors in a relatively short period of time.  FS Bancorp believes this is important in ensuring continuity in the composition and policies of the board of directors.

Cumulative Voting.  The articles of incorporation specifically do not permit cumulative voting for the election of directors.  Cumulative voting in an election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among the number of nominees as the shareholder chooses.  The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors.  Because the holder of less than a majority of FS Bancorp’s shares cannot be assured representation on the board of directors, the absence of cumulative voting may discourage accumulations of FS Bancorp’s shares or proxy contests that would result in changes in FS Bancorp’s management.  The board of directors believes that elimination of cumulative voting will help to assure continuity and stability of management and policies; directors should be elected by a majority of the shareholders to represent the interests of the shareholders as a whole rather than be the special representatives of particular minority interests; and efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of FS Bancorp.

Special Meetings.  The articles of incorporation of FS Bancorp provide that special meetings of shareholders of FS Bancorp may be called only by the chief executive officer or by a majority of the board of directors.  If a special meeting is not called, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting.  Shareholders are not permitted to call special meetings.

Authorized Capital Stock.  The articles of incorporation of FS Bancorp authorize the issuance of 45,000,000 shares of common stock and 5,000,000 shares of preferred stock.  The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide FS Bancorp’s board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options.  However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of FS Bancorp.  The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position.  FS Bancorp’s board of directors currently has no plan to issue additional shares, other than the issuance of additional shares pursuant to the proposed stock-based equity incentive plan.

Director Nominations.  The articles of incorporation of FS Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors at a shareholders’ meeting to give written notice to the secretary of FS Bancorp at least 30 days (but not more than 60 days) in advance of the date of the meeting at which such nominations will be made.  The nomination notice is also required to include specified information concerning the nominee and the proposing shareholder.  The board of directors of FS Bancorp believes that it is in the best interests of FS Bancorp and its shareholders to provide sufficient time for the board of directors to study all nominations and to determine whether to recommend to the shareholders that any of these nominees be considered.

Supermajority Voting Provisions.  FS Bancorp’s articles of incorporation require the affirmative vote of 80% of the outstanding shares entitled to vote to approve a merger, consolidation or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least two-thirds of the number of the continuing directors (as defined in the articles of incorporation) on FS Bancorp’s board of directors.  “Continuing directors” generally includes all members of the board of directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of FS Bancorp.  This provision could tend to make the acquisition of FS Bancorp more difficult to accomplish without the cooperation or favorable recommendation of FS Bancorp’s board of directors.

Amendment of Articles of Incorporation and Bylaws.  FS Bancorp’s articles of incorporation may be amended by the vote of the holders of a majority of the outstanding shares of its common stock, except that the provisions of the articles of incorporation governing the duration of the corporation, the purpose and powers of the corporation, authorized capital stock, denial of preemptive rights, the number and staggered terms of directors, removal of directors, shareholder nominations and proposals, approval of certain business combinations, the evaluation of certain business combinations, limitation of directors’ liability, indemnification of officers and directors, calling of special meetings of shareholders, the authority to repurchase shares and the manner of amending the bylaws and articles of incorporation may not be repealed, altered, amended or rescinded except by the vote of the holders of at least 80% of the outstanding shares of FS Bancorp.  This provision is intended to prevent the holders of a lesser percentage of the outstanding stock of FS Bancorp from circumventing any of the foregoing provisions by amending the articles of incorporation to delete or modify one of such provisions.

FS Bancorp’s bylaws may only be amended by a majority vote of the board of directors of FS Bancorp or by the holders of at least 80% of the outstanding stock by FS Bancorp.

Purpose and Takeover Defensive Effects of FS Bancorp’s Articles of Incorporation and Bylaws.  The board of directors believes that the provisions described above are prudent and will reduce FS Bancorp’s vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by the board.  These provisions will also assist in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion.  The board of directors believes these provisions are in the best interest of 1st Security Bank of Washington, and FS Bancorp and its shareholders.  In the judgment of the board of directors, FS Bancorp’s board will be in the best position to determine the true value of FS Bancorp and to negotiate more effectively for what may be in the best interests of its shareholders.  Accordingly, the board of directors believes that it is in the best interest of FS Bancorp and its shareholders to encourage potential acquirors to negotiate directly with the board of directors of FS Bancorp and that these provisions will encourage these negotiations and discourage hostile takeover attempts.  It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of FS Bancorp and that is in the best interest of all shareholders.

Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common.  Takeover attempts that have not been negotiated with and approved by the board of directors present to shareholders the risk of a takeover on terms that may be less favorable than might otherwise be available.  A transaction that is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of FS Bancorp for its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of FS Bancorp’s assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense.  Although a tender offer or other takeover attempt may be made at a price substantially above current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company.  As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders.  The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive FS Bancorp’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than 300, thereby allowing for deregistration.

Despite the belief of 1st Security Bank of Washington and FS Bancorp as to the benefits to shareholders of these provisions of FS Bancorp’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by FS Bancorp’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices.  As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so.  These provisions will also render the removal of FS Bancorp’s board of directors and of management more difficult.  The board of directors of 1st Security Bank of Washington and FS Bancorp, however, have concluded that the potential benefits outweigh the possible disadvantages.

Following the conversion, pursuant to applicable law and, if required, following the approval by shareholders, FS Bancorp may adopt additional anti-takeover charter provisions or other devices regarding the acquisition of its equity securities that would be permitted for a Washington business corporation.

The cumulative effect of the restrictions on acquisition of FS Bancorp contained in the articles of incorporation and bylaws of FS Bancorp and in Federal and Washington law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders of FS Bancorp may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

DESCRIPTION OF CAPITAL STOCK OF FS BANCORP, INC.

General

FS Bancorp, Inc. is authorized to issue 45,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share.  FS Bancorp currently expects to issue up to 2,817,500 shares of common stock, subject to adjustment up to 3,240,125 shares, and no shares of preferred stock in the conversion.  Each share of FS Bancorp’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock.  Upon payment of the purchase price for the common stock, in accordance with the plan of conversion and reorganization, all the stock will be duly authorized, fully paid and nonassessable.

The common stock of FS Bancorp represents nonwithdrawable capital.  The common stock is not a savings or deposit account and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends.  FS Bancorp can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors.  The payment of dividends by FS Bancorp is subject to limitations which are imposed by law and applicable regulation.  See “Our Policy Regarding Dividends” and “How We Are Regulated.”  The holders of common stock of FS Bancorp will be entitled to receive and share equally in the dividends declared by the board of directors of FS Bancorp out of funds legally available therefore.  If FS Bancorp issues preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends.

Stock Repurchases.  Regulations of the Board of Governors of the Federal Reserve System place certain limitations on the repurchase of FS Bancorp’s capital stock.  See “How We Intend to Use the Proceeds From this Offering.”

Voting Rights.  Upon conversion, the holders of common stock of FS Bancorp will possess exclusive voting rights in FS Bancorp.  They will elect FS Bancorp’s board of directors and act on other matters as are required to be presented to them under Washington law or as are otherwise presented to them by the board of directors.  Except as discussed in “Restrictions on Acquisition of FS Bancorp, Inc. and 1st Security Bank of Washington,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  If FS Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.  Certain matters require a vote of 80% of the outstanding shares entitled to vote thereon.  See “Restrictions on Acquisition of FS Bancorp, Inc. and 1st Security Bank of Washington.”

As a state-chartered stock savings bank that is the subsidiary of a holding company, voting rights are vested exclusively in the owners of the shares of capital stock of 1st Security Bank of Washington, all of which will be owned by FS Bancorp and voted at the direction of FS Bancorp’s board of directors.  Consequently, the holders of the common stock will not have direct control of 1st Security Bank of Washington.

Liquidation.  In the event of any liquidation, dissolution or winding up of 1st Security Bank of Washington, FS Bancorp, as holder of 1st Security Bank of Washington’s capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of 1st Security Bank of Washington, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of 1st Security Bank of Washington available for distribution.  In the event of liquidation, dissolution or winding up of FS Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of FS Bancorp available for distribution.  If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of the common stock of FS Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued.  The common stock is not subject to redemption.

Preferred Stock

None of the shares of FS Bancorp’s authorized preferred stock will be issued in the conversion and there are no current plans to issue the preferred stock.  Preferred stock may be issued with the designations, powers, preferences and rights as the board of directors may determine.  The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition

Acquisitions of FS Bancorp are restricted by provisions in its articles of incorporation and bylaws and by the rules and regulations of various regulatory agencies.  See “How We Are Regulated - Regulation and Supervision of FS Bancorp” and “Restrictions on Acquisition of FS Bancorp, Inc. and 1st Security Bank of Washington.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for FS Bancorp common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The balance sheets of 1st Security Bank of Washington as of December 31, 2011 and 2010 and the related statements of income , equity and comprehensive income, and cash flows for the years then ended included in this prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of this firm given upon the authority as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report to 1st Security Bank of Washington setting forth its opinion as to the estimated pro forma market value of the FS Bancorp common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

The federal income tax consequences of the conversion have been passed upon for 1st Security Bank of Washington.  Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to FS Bancorp and 1st Security Bank of Washington.  The legality of the common stock issued in the offering by FS Bancorp and the Washington state income tax consequences of the conversion have been passed upon for FS Bancorp and 1st Security Bank of Washington by Harlowe & Falk LLP.  Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, P.C.

WHERE YOU CAN FIND MORE INFORMATION

FS Bancorp has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby.  As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement.  This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including FS Bancorp.  The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document.  We believe, however, that we have included the material information an investor needs to consider in making an investment decision.  1st Security Bank of Washington also maintains a website (http://www.fsbwa.com), which contains various information about 1st Security Bank of Washington.  In addition, 1st Security Bank of Washington files quarterly call reports with the Federal Deposit Insurance Corporation, which are available at the Federal Deposit Insurance Corporation’s website (http://www.fdic.gov).

1st Security Bank of Washington has filed with the Washington Department of Financial Institutions an Application for Approval of Conversion, which includes proxy materials for the special meeting of members and certain other information.  This prospectus omits certain information contained in the Application for Approval of Conversion.  The Application for Approval of Conversion, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Washington Department of Financial Institutions, Division of Banks, Department of Financial Institutions, 150 Israel Road SW, Tumwater, Washington 98501.  A copy of the Application for Approval of Conversion has also been filed with the Federal Deposit Insurance Corporation.

In connection with the conversion, FS Bancorp has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon that registration, FS Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.  Under the plan of conversion, FS Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

A copy of the plan of conversion, the articles of incorporation and bylaws of FS Bancorp and 1st Security Bank of Washington are available without charge from 1st Security Bank of Washington.  Requests for this information should be directed to: Joseph Adams, Chief Executive Officer, 1st Security Bank of Washington, 6920 220th Street SW, Suite 205, Mountlake Terrace, Washington 98043.

1st SECURITY BANK OF WASHINGTON

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F- 2

Financial Statements

Balance Sheets as of December 31, 2011 and 2010	F- 3

Statements of Income for the Years Ended December 31, 2011 and 2010	F- 4

Statements of Equity and Comprehensive Income for the Years Ended December 31, 2011 and 2010	F- 5

Statements of Cash Flows for the Years Ended December 31, 2011 and 2010	F- 6

Notes to Financial Statements	F- 7 - F- 38

All schedules are omitted because the required information is not applicable or is included in the Financial Statements and related Notes.

The financial statements of FS Bancorp, Inc. have been omitted because FS Bancorp , Inc.  has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees
1st Security Bank of Washington
Mountlake Terrace, Washington

We have audited the accompanying balance sheets of 1st Security Bank of Washington (the “ Bank ”) as of December 31, 2011 and 2010, and the related statements of income , equity and comprehensive income , and cash flows for the years then ended. These financial statements are the responsibility of the Bank ’ s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform an audit of the Bank ’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances , but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also  includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements , assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Security Bank of Washington as of December 31, 2011 and 2010, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Bellingham, Washington
February 27, 2012

1ST SECURITY BANK OF WASHINGTON
Balance Sheets
December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
ASSETS
Cash and due from banks	$2,356	$2,067
Interest-bearing deposits at other financial institutions	16,897	33,183
Total cash and cash equivalents	19,253	35,250
Securities available-for-sale, at fair value	26,899	7,642
Federal Home Loan Bank stock, at cost	1,797	1,797
Loans receivable, net	217,131	230,822
Accrued interest receivable	1,020	914
Premises and equipment, net	9,852	9,249
Other real estate owned	4,589	3,701
Other assets	3,252	2,959
TOTAL ASSETS	$283,793	$292,334

LIABILITIES
Deposits:
Interest-bearing accounts	$227,164	$225,410
Noninterest-bearing accounts	19,254	18,547
Total deposits	246,418	243,957
Borrowings	8,900	21,900
Other liabilities	1,708	1,682
Total liabilities	257,026	267,539
COMMITMENTS AND CONTINGENCIES (NOTE 11)
EQUITY
Retained earnings	26,451	24,906
Accumulated other comprehensive income (loss)	316	(111)
Total equity	26,767	24,795
TOTAL LIABILITIES AND EQUITY	$283,793	$292,334

See accompanying notes to these financial statements.

1ST SECURITY BANK OF WASHINGTON
Statements of Income
For The Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
INTEREST INCOME
Loans receivable	$16,191	$17,270
Interest and dividends on investment securities, and cash and cash equivalents	287	63
Total interest income	16,478	17,333
INTEREST EXPENSE
Deposits	2,826	3,668
Borrowings	180	218
Total interest expense	3,006	3,886
NET INTEREST INCOME	13,472	13,447
PROVISION FOR LOAN LOSSES	2,369	3,480
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,103	9,967
NONINTEREST INCOME
Service charges and fee income	1,971	2,255
Gain on sale of loans	113	–
Gain on sale of branches	–	1,006
Gain on sale of equipment	41	–
Gain on sale of investment securities	18	–
Other noninterest income	332	406
Total noninterest income	2,475	3,667
NONINTEREST EXPENSE
Salaries and benefits	5,616	5,117
Operations	1,733	2,122
Occupancy	1,103	941
Data processing	890	739
OREO fair value write-downs, net of (gain) loss on sales	601	(79)
OREO expenses	138	503
Loan costs	459	847
Professional fees	485	556
FDIC insurance	391	556
Marketing and advertising	236	344
ATM costs	216	238
Board fees	146	148
Impairment loss on mortgage servicing rights	19	–
Total noninterest expense	12,033	12,032
INCOME BEFORE PROVISION FOR INCOME TAX	1,545	1,602
PROVISION FOR INCOME TAX EXPENSE	–	–
NET INCOME	$1,545	$1,602

See accompanying notes to these financial statements.

1ST SECURITY BANK OF WASHINGTON
Statements of Equity and Comprehensive Income
For the Years Ended December 31, 2011 and 2010

(Dollars in thousands)

		Accumulated
		Other		Total
	Retained	Comprehensive	Total	Comprehensive
	Earnings	Income (Loss)	Equity	Income
BALANCE, January 1, 2010	$23,304	$11	$23,315	$–
Comprehensive income:
Net income	1,602	–	1,602	1,602
Other comprehensive loss:
Unrealized loss on securities available-for-sale	–	(122)	(122)	(122)
Total comprehensive income				$1,480
BALANCE, December 31, 2010	24,906	(111)	24,795
Comprehensive income:
Net income	1,545	–	1,545	1,545
Other comprehensive income:
Unrealized gain on securities available-for-sale	–	427	427	427
Total comprehensive income				$1,972
BALANCE, December 31, 2011	$26,451	$316	$26,767

See accompanying notes to these financial statements.

1ST SECURITY BANK OF WASHINGTON
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,545	$1,602
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	2,369	3,480
Depreciation and amortization of mortgage servicing rights	847	907
Provision for deferred income taxes	536	552
Valuation allowance on deferred income taxes	(536)	(552)
Gain on sale of loans	(113)	–
Gain on sale of investment securities	(18)	–
Gain on sale of branches	–	(1,006)
Gain on sale of equipment	(41)	–
Impairment loss on mortgage servicing rights	19	–
Impairment loss on other real estate owned	594	111
Changes in operating assets and liabilities
Accrued interest receivable	(106)	38
Other assets	(398)	198
Other liabilities	26	46
Net cash from operating activities	4,724	5,376
CASH FLOWS FROM INVESTING ACTIVITIES
Activity in securities available-for-sale:
Maturities, prepayments, sales, and calls	2,737	158
Purchases	(21,549)	(7,319)
Loan originations and principal collections, net	4,576	(7,384)
Proceeds from sale of loans	3,570	–
Proceeds from sale of other real estate owned	1,806	6,260
Capitalized improvements for other real estate owned	–	(13)
Sale of premises and equipment	74	2,266
Purchase of premises and equipment	(1,396)	(1,600)
Net cash from investing activities	(10,182)	(7,632)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	2,461	12,972
Proceeds from borrowings	15,000	163,301
Repayments of borrowings	(28,000)	(167,301)
Net cash from financing activities	(10,539)	8,972
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,997)	6,716
CASH AND CASH EQUIVALENTS, beginning of year	35,250	28,534
CASH AND CASH EQUIVALENTS, end of year	$19,253	$35,250
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest	$3,005	$3,904
SUPPLEMENTARY DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Change in unrealized gain (loss) on securities	$427	$(122)
Property taken in settlement of loans	$3,288	$4,523

See accompanying notes to these financial statements.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies

Nature of Operations – 1st Security Bank of Washington (the “ Bank ”) is a mutually-owned savings bank chartered in the State of Washington with six branches in suburban communities in the greater Puget Sound area. The Bank provides loan and deposit services to customers who are predominantly small and middle-market businesses and individuals in western Washington. The Bank closed two branches during 2010 ( See Note 15).

Plan of Conversion –The Board of Trustees of the Bank (hereafter referred to as the “ Board of Directors ”) approved a Plan of Conversion (the “ Plan ”) which provides for the conversion of the Bank from a Washington State chartered mutual savings bank to a Washington State chartered stock savings bank pursuant to the rules and regulations of the Washington State Department of Financial Institutions (“ DFI ”) and the Federal Deposit Insurance Corporation (“ FDIC ”) . As part of the conversion, the Plan provides for the concurrent formation of a holding company (the “ Holding Company ”) that will own 100% of the common stock of the Bank . Following receipt of all required regulatory approvals, the approval of the depositors of the Bank eligible to vote on the Plan and the satisfaction of all other conditions precedent to the conversion, the Bank will consummate the conversion, which is anticipated to be completed in 2012 .

Upon the consummation of the conversion, the legal existence of the Bank shall not terminate , but the stock bank shall be a continuation of the mutual bank. The stock bank shall have, hold, and enjoy the same in its own right as fully and to the same extent as the same was possessed, held, and enjoyed by the mutual bank. The stock bank , at the time and the taking effect of the conversion , shall continue to have and succeed to all the rights, obligations, and relations of the mutual bank.

At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividend, and the Bank may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount.

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the offering. If the conversion transaction is not completed, all costs will be charged to expense. As of December 31, 2011 , there were conversion costs totaling $ 1,338 which have been deferred, and are included in other assets.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles (“ GAAP ”) in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from these estimates. Material estimates that are particularly susceptible to change in the near term are allowances for loan losses, fair value of other real estate owned (“OREO”), and the determination of a need for a valuation allowance related to the deferred tax asset.

Certain prior year amounts have been reclassified to conform to the 2011 presentation with no change to net income or equity previously reported.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents – Cash and cash equivalents include cash and due from banks, and interest bearing balances due from other banks and the Federal Reserve Bank. Cash and cash equivalents have a maturity of 90 days or less at the time of purchase. As of December 31, 2011 and 2010 , the Bank has cash deposits at other financial institutions in excess of FDIC insured limits. However, as the Bank places these deposits with major financial institutions and monitors the financial condition of these institutions, management believes the risk of loss to be minimal.

Securities Available-for-Sale – Securities available-for-sale consist of debt securities that the Bank has the intent and ability to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank’s asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of equity entitled accumulated other comprehensive income. Unrealized losses that are deemed to be other than temporary are reflected in results of operations. Any declines in the values of these securities that are considered to be other-than-temporary-impairment (“ OTTI ”) and credit-related are recognized in earnings. Noncredit-related OTTI on securities not expected to be sold is recognized in other comprehensive income. The review for OTTI is conducted on an ongoing basis and takes into account the severity and duration of the impairment, recent events specific to the issuer or industry, fair value in relationship to cost, extent and nature of change in fair value, creditworthiness of the issuer including external credit ratings and recent downgrades, trends and volatility of earnings, current analysts’ evaluations, and other key measures. In addition, the Bank does not intend to sell the securities and it is more likely than not that we will not be required to sell the securities before recovery of their amortized cost basis. In doing this, we take into account our balance sheet management strategy and consideration of current and future market conditions. Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in results of operations. Amortization of premium and accretion of discounts are recognized in interest income over the period to maturity.

Federal Home Loan Bank Stock – The Bank, as a member of the Federal Home Loan Bank (“ FHLB ”) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of .50% of its outstanding home loans or 4. 50 % of advances from the FHLB. The Bank’s investment in FHLB stock is carried at par value ($100 per share), which reasonably approximates its fair value. As of December 31, 2011 and 2010 , $362 and $947, respectively, of FHLB stock was pledged as collateral for FHLB advances.

The Bank’s investment in FHLB stock is carried at par value because the shares can only be redeemed with the FHLB at par. The Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages and FHLB advances. Stock redemptions are at the discretion of the FHLB upon five years’ prior notice for FHLB Class B stock or six months notice for FHLB Class A stock to the FHLB. FHLB stock is carried at cost and is subject to recoverability testing per the Financial Services – Depository and Lending topic of the FASB Accounting Standards Codification (“ ASC ”).

Loans Held for Sale – Mortgage loans originated and intended for sale in the secondary market are stated in the aggregate at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses on sales of loans are recognized at the time of sale. The gain or loss is the difference between the net sales proceeds and the recorded value of the loans, including any remaining unamortized net deferred loan origination fees.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

Loans Receivable, Net – Loans receivable, net, are stated at the amount of unpaid principal reduced by an allowance for loan losses and net deferred fees or costs. Interest on loans is calculated using the simple interest method based on the daily balance of the principal amount outstanding and is credited to income as earned. Loan fees, net of direct origination costs, are deferred and amortized over the life of the loan using the effective yield method.

Interest on loans is accrued daily based on the principal amount outstanding. Generally, the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest (based on contractual terms), unless they are well secured and in the process of collection. All interest accrued but not collected for loans that are placed on non-accrual status or charged off are reversed against interest income. Subsequent collections on a cash basis are applied proportionately to past due principal and interest, unless collectability of principal is in doubt, in which case all payments are applied to principal. Loans are returned to accrual status when the loan is deemed current, and the collectability of principal and interest is no longer doubtful, or, generally, when the loan is less than 90 days delinquent after a period of six months performance .

The Bank charges fees for originating loans. These fees, net of certain loan origination costs, are deferred and amortized to income, on the level-yield basis, over the loan term. If the loan is repaid prior to maturity, the remaining unamortized net deferred loan origination fee is recognized in income at the time of repayment.

Impaired Loans – A loan is considered impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the original or modified terms of the loan agreement. Impaired loans are measured based on the estimated fair value of the collateral less estimated cost to sell if the loan is considered collateral dependent. Impaired loans not considered to be collateral dependent are measured based on the present value of expected future cash flows.

The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. The Bank considers all circumstances regarding the loan and borrower on an individual basis when determining whether an impaired loan should be placed on non-accrual status , such as the financial strength of the borrower, the collateral value, reasons for delay, payment record, the amount of past due and the number of days past due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of shortfall in relation to the principal and interest owed.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses – The allowance for loan losses is maintained at a level considered adequate to provide for probable losses on existing loans based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged-off and increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management’s periodic , systematic evaluation of factors underlying the quality of the loan portfolio including changes in the size and composition of the loan portfolio, the estimated value of any underlying collateral, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectability may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its estimates, future adjustments to the allowance may be necessary if there is a significant change in economic and other conditions. The appropriateness of the allowance for loan losses is estimated based on these factors and trends identified by management at the time the financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged-off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance , and there is little or no near-term prospect for improvement.

A provision of loan losses is charged against income and added to the allowance for loan losses based on regular assessment of the loan portfolio. The allowance for loan losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications , and actual loss experience within the loan portfolio. Although management has allocated the allowance for loan losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank’s control. These factors may result in losses or recoveries differing significantly from those provided for in the financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Reserve for Unfunded Loan Commitments and Letters of Credit – The reserve for unfunded loan commitments is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the reserve is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities. The reserve for unfunded loan commitments is included in other liabilities on the balance sheet , with changes to the balance charged against noninterest expense.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

Premises and Equipment, Net – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include building and building improvements from 20 to 50 years and furniture, fixtures, and equipment from 2 to 10 years. Leasehold and tenant improvements are amortized using the straight-line method over the lesser of useful life or the life of the related lease. Depreciation and amortization expense for these assets totaled $ 760 and $ 812 for the years ended December 31, 2011 and 2010 , respectively. Gains or losses on dispositions are reflected in results of operations.

SBA Loan Sales – The Bank, on a limited basis, sells or transfers loans, including the guaranteed portion of Small Business Administration (“SBA”) loans (with servicing retained) for cash proceeds equal to the principal amount of loans, as adjusted to yield interest to the investor based upon the current market rates. A premium over the adjusted carrying value is received upon the sale of the guaranteed portion of an SBA loan. The Bank’s investment in an SBA loan is allocated among the sold and retained portions of the loan based on the relative fair value of each portion at the time of loan origination, adjusted for payments and other activities. Because the portion retained does not carry an SBA guarantee, part of the gain recognized on the sold portion of the loan may be deferred and amortized as a yield enhancement on the retained portion in order to obtain a market equivalent yield.

Other Real Estate Owned and Other Repossessed Items – Other real estate owned and other repossessed items consist of properties or assets acquired through or in lieu of foreclosure, and are recorded initially at fair value less selling costs. Costs relating to development and improvement of the properties or assets are capitalized while costs relating to holding the properties or assets are expensed. Valuations are periodically performed by management, and a charge to earnings is recorded if the recorded value of a property exceeds its estimated net realizable value.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

Mortgage Servicing Rights – Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing right based on relative fair value. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, and default rates and losses. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranches. If the Bank later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Income Taxes – The Bank files a federal income tax return. Deferred federal income taxes result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements. These will result in differences between income for tax purposes and income for financial reporting purposes in future years. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established to reduce the net recorded amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

As of December 31, 2011 and 2010, the Bank recorded a valuation allowance of $3, 209 and $3,891, respectively, based principally on uncertainty about the Bank’s ability to generate sufficient future taxable income to realize the related net deferred tax assets. Management will continue to review the tax criteria related to the recognition of deferred tax assets.

The Financial Accounting Standards Board (“FASB”) issued guidance related to accounting for uncertainty in income taxes. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It is the Bank’s policy to record any penalties or interest arising from federal or state taxes as a component of income tax expense.

Comprehensive Income (Loss) – Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items recorded directly to equity, such as unrealized gains and losses on securities available-for-sale. Comprehensive income is presented within the statement of equity.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effect for the years ended December 31, 2011 and 2010 were as follows:

	December 31,	December 31,
	2011	2010
Unrealized gains (losses) arising during the year on securities	$445	$(122)
Reclassification adjustment for unrealized ( gains ) losses realized in net income	(18)	–
Net change in unrealized gains (losses) on available-for-sale securities	$427	$(122)

Financial Instruments – In the ordinary course of business, the Bank has entered into agreements for off-balance-sheet financial instruments consisting of commitments to extend credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Restricted Assets – Federal Reserve regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank, based on a percentage of deposits. The amounts of such balances for the years ended December 31, 2011 and 2010 were $735 and $ 764 , respectively, included in cash and cash equivalents on the balance sheet.

Marketing and Advertising Costs – The Bank records marketing and advertising costs as expenses as they are incurred. Total marketing and advertising expense was $ 236 and $ 344 for the years ended December 31, 2011 and 2010 , respectively.

Recent  Accounting Pronouncements

In April 2011, the FASB issued ASU No. 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring. This ASU clarifies guidance within Accounting Standards Codification Topic 310, Receivables—Troubled Debt Restructurings by Creditors, of whether a creditor has granted to the borrower a concession during a loan restructuring and clarifies the guidance applicable to evaluating whether a borrower is experiencing financial difficulties. Both of these evaluations must be performed by a creditor during a loan restructuring to determine if the restructuring qualifies as a troubled debt restructuring. This ASU also requires additional disclosures included in ASU 2010-20, but deferred from the original adoption date, regarding troubled debt restructurings to be disclosed. The effective date of this ASU is for the first interim period beginning after June 15, 2011, and is to be applied retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this ASU did not have a material impact on the Bank’s financial statements .

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 1 – Summary of Significant Accounting Policies (Continued)

In May 2011, the FASB issued ASU No. 2011-03—Reconsideration of Effective Control for Repurchase Agreements impacting FASB ASC 860-40, Transfers and Servicing. Entities that enter into repurchase and similar agreements will be required to account for even more of the transactions as secured borrowings. The amendment changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the criterion to assess its ability to exercise those rights or honor those obligations. This update becomes effective for the Bank on a prospective basis for new transfers and modifications of existing transactions as of the beginning of the first interim or annual period beginning on or after December 15, 2011. The Bank is currently evaluating the impact of adopting the new guidance on the financial statements.

In May 2011, the FASB issued ASU No. 2011-04—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update clarifies the methodologies and assumptions to be used by entities applying fair value measures, expands disclosure of qualitative factors used in determining fair values, and provides guidance on measuring the fair value of financial instruments included within shareholders’ equity. This update becomes effective for the Bank on a prospective basis for the first interim or annual period beginning on or after December 15, 2011. This updated guidance will impact financial statement disclosures, but will not have an effect on the Bank’s financial condition, results of operations, or cash flows.

In May 2011, the FASB issued ASU No. 2011-05—Presentation of Comprehensive Income. This update provides an option to entities reporting comprehensive income to present the components of net income, other comprehensive income, and total comprehensive income within a single continuous statement of comprehensive income or in two separate but consecutive statements. This update becomes effective for Bancorp on a retrospective basis in the first interim or annual period beginning on or after December 15, 2011. This updated guidance will impact the presentation of the components of comprehensive income, but will not have an effect on Bank’s financial condition, results of operations, or cash flows.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The objective of this ASU is to enhance disclosures and provide converged disclosures under U.S. GAAP and IFRS about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. This ASU requires disclosure of both net and gross information for these assets and liabilities. The new guidance will be effective for annual and interim periods beginning on or after January 1, 2013. This updated guidance will impact the presentation of the components of comprehensive income, but will not have an effect on Bank's financial condition, results of operations, or cash flows.

In December 2011, the FASB issued Accounting Standard Update No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (the “ASU”). The objective of this ASU is to defer the effective date of only the changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income. This guidance reinstates the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU No. 2011-05. The new guidance will be effective for annual and interim periods beginning after December 15, 2011. We do not expect that the adoption of this guidance to have a material impact on our financial statements.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 2 – Securities Available-for-Sale

The carrying amount of securities available-for-sale and their approximate fair values at December 31, 2011 and 2010 were as follows according to management’s intent:

	December 31, 2011
			Gross	Gross
		Gross	Unrealized	Unrealized	Estimated
	Amortized	Unrealized	Losses (less	Losses (more	Fair
	Cost	Gains	than 1 year)	than 1 year)	Values
Securities available-for-sale
Federal agency securities	$14,202	$131	$ (3)	$(1)	$14,329
Municipal bonds	3,905	101	(1)	–	4,005
Mortgage-backed securities	8,476	101	(12)	–	8,565
Total securities available-for-sale	$26,583	$333	$ (16)	$ (1)	$26,899

	December 31, 2010
			Gross	Gross
		Gross	Unrealized	Unrealized	Estimated
	Amortized	Unrealized	Losses (less	Losses (more	Fair
	Cost	Gains	than 1 year)	than 1 year)	Values
Securities available-for-sale
Federal agency securities	$6,175	$–	$(89)	$–	$6,086
Municipal bonds	1,144	–	(41)	–	1,103
Mortgage-backed securities	434	19	–	–	453
Total securities available-for-sale	$7,753	$19	$(130)	$–	$7,642

There were five investments with unrealized losses of less than one year as of December 31, 2011 and one investment with an unrealized loss for more than one year. There were 13 investments with unrealized losses of less than 1 year as of December 31 , 2010 . The unrealized losses associated with these investments are believed to be caused by changing market conditions that are considered to be temporary and the Bank has the intent and ability to hold these securities until recovery, and is not likely to be required to sell.

No other-than-temporary impairment write-downs were recorded for the years ended December 31, 2011 and 2010 .

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 2 – Securities Available-for-Sale (Continued)

The contractual maturities of securities available-for-sale at December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
No contractual maturity	$–	$–	$–	$–
Due in one year or less	–	–	–	–
Due in one year to five years	5,258	5,345	2,678	2,658
Due in five years to ten years	11,338	11,489	872	849
Due in over ten years	9,987	10,065	4,203	4,135
Total	$26,583	$26,899	$7,753	$7,642

The proceeds and resulting gains and losses, computed using specific identification, from sales of investment securities are as follows:

	December 31, 2011
	Proceeds	Gross Gains	Gross Losses
Available-for-sale securities	$279	$18	$–

Note 3 – Loans Receivable and Allowance for Loan Losses

The composition of the loan portfolio was as follows at December 31 :

	2011	2010
REAL ESTATE LOANS
Commercial	$28,931	$28,061
Home equity	14,507	15,655
Construction and development	10,144	9,805
One-to-four-family	8,752	13,218
Multi-family	1,175	1,159
Total real estate loans	63,509	67,898
CONSUMER LOANS
Indirect home improvement	81,143	94,833
Recreational	24,471	24,105
Automobile	5,832	12,645
Home improvement	934	1,295
Other	1,826	2,887
Total consumer loans	114,206	135,765
COMMERCIAL BUSINESS LOANS	43,337	32,841
Total loans	221,052	236,504
Allowance for loan losses	(4,345)	(5,905)
Deferred fees and discounts, net	424	223
Total loans receivable, net	$217,131	$230,822

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

The Bank defined its loan portfolio into three segments that reflect the structure of the lending function, the Bank’s strategic plan and the manner in which management monitors performance and credit quality. The three loan portfolio segments are: (a) Real Estate (secured) Loans, (b) Consumer Loans and (c) Commercial Business Loans. Each of these segments is disaggregated into classes based on the risk characteristics of the borrower and/or the collateral type securing the loan. The following is a summary of each of the Bank’s loan portfolio segments and classes:

Real Estate Loans

One-to - Four-Family Real Estate Lending. Loans originated by the Bank secured by first mortgages on one- to four-family residences, primarily in our market area.

Home Equity Lending. Loans originated by the Bank secured by second mortgages on one-to-four - family residences, primarily in our market area.

Multi-family and Commercial Real Estate Lending. Loans originated by the Bank primarily secured by income producing properties, including retail centers, warehouses and office buildings located in our market areas. The Bank also has a limited amount of loans secured by multi-family residences.

Construction and Development Lending. Loans originated by the Bank for the construction of and secured by commercial real estate and one-to four-family residences and tracts of land for development.

Consumer Lending

Indirect Home Improvement. Fixture secured loans are originated by the Bank for home improvement and are secured by the personal property installed in, on or at the borrower’s real property, and may be perfected with a UCC-2 financing statement filed in the county of the borrower’s residence.

Automobile and Recreational. Loans originated by the Bank secured by boats and automobiles.

Other Consumer Loans. Loans originated by the Bank, including direct home improvement loans , loans on deposits and other consumer loans.

Commercial Business Loans

Commercial Business Lending. Commercial business loans originated by the Bank to local small and mid-sized businesses in our Puget Sound market area are secured by accounts receivable, inventory or property, plant and equipment. Commercial business loans are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

The following table details activity in the allowance for loan losses by loan categories:

	December 31, 2011
	Real Estate		Commercial
	Loans	Consumer	Business	Unallocated	Total
Beginning balance	$1,213	$3,361	$837	$494	$5,905
Provision for loan loss	196	2,124	358	(309)	2,369
Charge-offs	(636)	(3,519)	(684)	–	(4,839)
Recoveries	30	880	–	–	910
Net charge-offs	(606)	(2,639)	(684)	–	(3,929)
Ending balance	$803	$2,846	$511	$185	$4,345

Year-end amount allocated to:
Loans individually evaluated for impairment	$140	$–	$4	$–	$144
Loans collectively evaluated for impairment	663	2,846	507	185	4,201
Ending balance	$803	$2,846	$511	$185	$4,345
LOANS RECEIVABLES
Loans individually evaluated for impairment	$4,393	$–	$427	$–	$4,820
Loans collectively evaluated for impairment	59,116	114,206	42,910	–	216,232
Ending balance	$63,509	$114,206	$43,337	$–	$221,052

	December 31, 2010
	Real Estate		Commercial
	Loans	Consumer	Business	Unallocated	Total
Beginning balance	$2,230	$3,628	$1,069	$478	$7,405
Provision for loan loss	707	2,814	(57)	16	3,480
Charge-offs	(1,724)	(3,794)	(175)	–	(5,693)
Recoveries	–	713	–	–	713
Net charge-offs	(1,724)	(3,081)	(175)	–	(4,980)
Ending balance	$1,213	$3,361	$837	$494	$5,905
Year -end amount allocated to:
Loans individually evaluated for impairment	$685	$–	$767	$–	$1,452
Loans collectively evaluated for impairment	528	3,361	70	494	4,453
Ending balance	$1,213	$3,361	$837	$494	$5,905

LOANS RECEIVABLES
Loans individually evaluated for impairment	$5,403	$–	$4,720	$–	$10,123
Loans collectively evaluated for impairment	62,495	135,765	28,121	–	226,381
Ending balance	$67,898	$135,765	$32,841	$–	$236,504

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

Information pertaining to aging analysis of past due loans are summarized as follows:

	December 31, 2011
	Loans Past Due and Still Accruing
			Greater
			Than 90	Total			Total Loans
	30-59 Days	60-89 Days	Days	Past Due	Non-Accrual	Current	Receivable
REAL ESTATE LOANS
Commercial	$703	$–	$–	$703	$–	$28,228	$28,931
Home equity	149	69	–	218	267	14,022	14,507
Construction and development	–	–	–	–	623	9,521	10,144
One-to-four-family	–	–	–	–	412	8,340	8,752
Multi-family	–	–	–	–	–	1,175	1,175
Total real estate loans	852	69	–	921	1,302	61,286	63,509
CONSUMER
Indirect home improvement	698	453	–	1,151	454	79,538	81,143
Recreational	144	50	–	194	1	24,276	24,471
Automobile	100	53	–	153	23	5,656	5,832
Home improvement	–	31	–	31	–	903	934
Other	26	10	–	36	20	1,770	1,826
Total consumer loans	968	597	–	1,565	498	112,143	114,206
COMMERCIAL BUSINESS LOANS	–	–	–	–	427	42,910	43,337
Total	$1,820	$666	$–	$2,486	$2,227	$216,339	$221,052

	December 31, 2010
	Loans Past Due and Still Accruing
			Greater
			Than 90	Total			Total Loans
	30-59 Days	60-89 Days	Days	Past Due	Non-Accrual	Current	Receivable
REAL ESTATE LOANS
Commercial	$–	$–	$–	$–	$1,201	$26,860	$28,061
Home equity	369	120	62	551	574	14,530	15,655
Construction and development	–	–	–	–	2,175	7,630	9,805
One-to-four-family	–	–	–	–	211	13,007	13,218
Multi-family	–	–	–	–	–	1,159	1,159
Total real estate loans	369	120	62	551	4,161	63,186	67,898
CONSUMER
Indirect home improvement	919	546	–	1,465	522	92,846	94,833
Recreational	141	136	–	277	38	23,790	24,105
Automobile	378	113	–	491	54	12,100	12,645
Home improvement	19	–	–	19	75	1,201	1,295
Other	28	23	–	51	3	2,833	2,887
Total consumer loans	1,485	818	–	2,303	692	132,770	135,765
COMMERCIAL BUSINESS LOANS	–	–	–	–	1,387	31,454	32,841
Total	$1,854	$938	$62	$2,854	$6,240	$227,410	$236,504

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

The following tables provide additional information about impaired loans held by the Bank segregated between loans for which an allowance for credit losses has been provided and loans for which no allowance has been provided.

	December 31, 2011
						YTD	YTD
	Unpaid				Adjusted	Average	Interest
	Principal	Write-	Recorded	Specific	Recorded	Recorded	Income
	Balance	downs	Investment	Reserve	Investment	Investment	Recognized
WITH NO RELATED ALLOWANCE RECORDED
Commercial	$950	$(24)	$926	$–	$926	$938	$43
Home equity	243	(2)	241	–	241	217	5
Construction and development	623	–	623	–	623	618	21
One-to-four-family	581	(7)	574	–	574	578	28
Multi-family	–	–	–	–	–	–	–
Indirect home improvement	–	–	–	–	–	–	–
Recreational	–	–	–	–	–	–	–
Automobile	–	–	–	–	–	–	–
Home improvement	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–
Commercial business loans	705	(347)	358	–	358	621	1
Subtotal loans	3,102	(380)	2,722	–	2,722	2,972	98
WITH AN ALLOWANCE RECORDED
Commercial	–	–	–	–	–	–	–
Home equity	–	–	–	–	–	–	–
Construction and development	1,678	(38)	1,640	(82)	1,558	1,833	110
One-to-four-family	389	–	389	(58)	330	391	16
Multi-family	–	–	–	–	–	–	–
Indirect home improvement	–	–	–	–	–	–	–
Recreational	–	–	–	–	–	–	–
Automobile	–	–	–	–	–	–	–
Home improvement	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–
Commercial business loans	69	–	69	(4)	66	81	5
Subtotal loans	2,136	(38)	2,098	(144)	1,954	2,305	131
Total	$5,238	$(418)	$4,820	$(144)	$4,676	$5,277	$229

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

December 31, 2010
						YTD	YTD
	Unpaid				Adjusted	Average	Interest
	Principal	Write-	Recorded	Specific	Recorded	Recorded	Income
	Balance	downs	Investment	Reserve	Investment	Investment	Recognized
WITH NO RELATED ALLOWANCE RECORDED
Commercial	$–	$–	$–	$–	$–	$–	$–
Home equity	–	–	–	–	–	–	–
Construction and development	–	–	–	–	–	–	–
One-to-four-family	–	–	–	–	–	–	–
Multi-family	–	–	–	–	–	–	–
Indirect home improvement	–	–	–	–	–	–	–
Recreational	–	–	–	–	–	–	–
Automobile	–	–	–	–	–	–	–
Home improvement	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–
Commercial business loans	–	–	–	–	–	–	–
Subtotal loans	–	–	–	–	–	–	–
WITH AN ALLOWANCE RECORDED
Commercial	1,201	–	1,201	(120)	1,081	1,504	31
Home equity	–	–	–	–	–	–	–
Construction and development	4,402	(200)	4,202	(565)	3,637	4,404	–
One-to-four-family	–	–	–	–	–	–	–
Multi-family	–	–	–	–	–	–	–
Indirect home improvement	–	–	–	–	–	–	–
Recreational	–	–	–	–	–	–	–
Automobile	–	–	–	–	–	–	–
Home improvement	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–
Commercial business loans	4,870	(150)	4,720	(767)	3,953	5,072	6
Subtotal loans	10,473	(350)	10,123	(1,452)	8,671	10,980	37
Total	$10,473	$(350)	$10,123	$(1,452)	$8,671	$10,980	$37

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

Credit Quality Indicators

As part of the Bank’s on-going monitoring of credit quality of the loan portfolio, management tracks certain credit quality indicators including trends related to (i) the risk grading of loans, (ii) the level of classified loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in the Bank’s market.

The Bank utilizes a risk grading matrix to assign a risk grade to its real estate and commercial business loans. Loans are graded on a scale of 1 to 10, with loans in risk grades 1 to 6 considered “Pass” and loans in risk grades 7 to 10 are reported as classified loans in our allowance for loan loss analysis.

A description of the 10 risk grades is as follows:

●	Grades 1 and 2 – These grades include loans to very high quality borrowers with excellent or desirable business credit .

●	Grade 3 – This grade includes loans to borrowers of good business credit with moderate risk.

●	Grades 4 and 5 – These grades include “Pass” grade loans to borrowers of average credit quality and risk.

●
Grade 6 – This grade includes loans on management’s “Watch” list and is intended to be utilized on a temporary basis for “Pass” grade borrowers where frequent and thorough monitoring is required due to credit weaknesses and where significant risk-modifying action is anticipated in the near term.

●	Grade 7 – This grade is for “Other Assets Especially Mentioned (OAEM)” in accordance with regulatory guidelines and includes borrowers where performance is poor or significantly less than expected.

●	Grade 8 – This grade includes “Substandard” loans in accordance with regulatory guidelines which represent an unacceptable business credit where a loss is possible if loan weakness is not corrected.

●	Grade 9 – This grade includes “Doubtful” loans in accordance with regulatory guidelines where a loss is highly probable.

●	Grade 10 – This grade includes “Loss” loans in accordance with regulatory guidelines for which total loss is expected and when identified are charged-off.

Consumer Loans

Consumer loans, that represent generally smaller balance, homogenous loans, are evaluated on a pool basis until such time as a loan becomes past due more than 90 days. Loans that are current or less than 90 days past due are graded “Pass” risk grade 4 loans. Loans that are past due more than 90 days are classified “Substandard” risk grade 8.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

The following tables summarize risk rated loan balances by category:

	December 31, 2011
			Special
	Pass	Watch	Mention	Substandard	Doubtful	Total
REAL ESTATE LOANS
Commercial	$24,640	$4,291	$–	$–	$–	$28,931
Home equity	14,240	–	–	267	–	14,507
Construction and development	7,881	–	–	2,263	–	10,144
One-to-four-family	7,789	–	–	963	–	8,752
Multi-family	1,175	–	–	–	–	1,175
Total real estate loans	55,725	4,291	–	3,493	–	63,509
CONSUMER
Indirect home improvement	80,689	–	–	454	–	81,143
Recreational	24,470	–	–	1	–	24,471
Automobile	5,809	–	–	23	–	5,832
Home improvement	934	–	–	–	–	934
Other	1,806	–	–	20	–	1,826
Total consumer loans	113,708	–	–	498	–	114,206
COMMERCIAL BUSINESS LOANS	42,007	–	973	357	–	43,337
Total	$211,440	$4,291	$973	$4,348	$–	$221,052

	December 31, 2010
			Special
	Pass	Watch	Mention	Substandard	Doubtful	Total
REAL ESTATE LOANS
Commercial	$25,815	$950	$–	$1,296	$–	$28,061
Home equity	14,658	423	–	412	162	15,655
Construction and development	5,603	–	–	4,202	–	9,805
One-to-four-family	12,281	558	–	379	–	13,218
Multi-family	1,159	–	–	–	–	1,159
Total real estate loans	59,516	1,931	–	6,289	162	67,898
CONSUMER
Indirect home improvement	94,311	–	–	522	–	94,833
Recreational	24,067	–	–	38	–	24,105
Automobile	12,591	–	–	54	–	12,645
Home improvement	1,220	–	–	75	–	1,295
Other	2,884	–	–	3	–	2,887
Total consumer loans	135,073	–	–	692	–	135,765
COMMERCIAL BUSINESS LOANS	28,216	–	370	4,255	–	32,841
Total	$222,805	$1,931	$370	$11,236	$162	$236,504

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

Troubled Debt Restructured Loans

The Bank had three and two troubled debt restructured loans still on accrual and included in impaired loans at December 31, 2011 and 2010 , respectively. In addition, the Bank has three consumer loans on non-accrual. The  Bank had no commitments to lend additional funds on impaired loans.

A summary of troubled debt restructured loans is as follows:

	December 31,
	2011	2010
Troubled debt restructured loans still on accrual	$3,117	$1,508
Troubled debt restructured loans on nonaccural	132	–
Total troubled debt restructured loans	$3,249	$1,508

The following table presents TDR loans that occurred during the year ended December 31, 2011 :

			Increase	Charge-offs
	Number of	Recorded	(Decrease) in	to the
	Contracts	Investment	the Allowance	Allowance
REAL ESTATE
Home equity	3	$132	$–	$1
Construction and development	1	1,639	82	38
	4	$1,771	$82	$39

The recorded investments in the table above are year end balances that are inclusive of all partial pay-downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged-off, or foreclosed upon by year end are not reported.

TDRs in the table above were the result of one interest rate modification and three extended payment terms. The Bank has not forgiven any principal on the above loans. The Bank had no loans modified in a TDR from January 1, 2011 to December 31, 2011 that subsequently defaulted.

Related Party Loans

Certain directors and executive officers or their related affiliates are customers of and have had banking transactions with the Bank. The amount of loans outstanding to directors, executive officers, and related business entities with which they are associated was none at December 31, 2011 and 2010 . All loans and commitments included in such transactions were made in compliance with applicable laws on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present any other unfavorable features.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 3 – Loans Receivable and Allowance for Loan Losses (Continued)

Related party loan activities are summarized as follows:

	December 31,
	2011	2010

Beginning balance	$–	$21
New loans repayments	–	(21)
Ending balance	$–	$–

Note 4 – Mortgage Servicing Rights

Mortgage loans serviced for others are not included on the accompanying balance sheets. The unpaid principal balances of mortgage loans serviced for others were $ 45,783 and $55,169 at December 31, 2011 and 2010 , respectively . The Bank evaluated the fair market value of the mortgage servicing rights ’ asset at December 31, 2011 . The fair market value was $ 255.

The following summarizes mortgage servicing rights activity for the years ended December 31, 2011 and 2010 :

	2011	2010
Beginning balance	$245	$340
Additions, net	61	–
Mortgage servicing rights amortized	(87)	(95)
Mortgage servicing rights impairment	(19)	–
Ending balance	$200	$245

Note 5 – Premises and Equipment

Premises and equipment at December 31, 2011 and 2010 were as follows:

	2011	2010
Land	$1,767	$1,767
Buildings	6,443	6,620
Furniture, fixtures, and equipment	3,766	3,680
Leasehold improvements	867	867
Building improvements	983	1,003
Projects in process	1,192	98
	15,018	14,035
Less accumulated depreciation and amortization	(5,166)	(4,786)
Total	$9,852	$9,249

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 5 – Premises and Equipment (Continued)

The Bank leases premises and equipment under operating leases. Rental expense of leased premises was $224 and $221 for December 31, 2011 and 2010 , respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancelable leases, having an original or remaining term of more than one year for future years, were as follows:

Year Ending
December 31,
2012	$234
2013	233
2014	242
2015	187
2016	101
Thereafter	246
$1,243

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Note 6 – Other Real Estate Owned ( “ OREO ” ) and Other Repossessed Assets

The following table presents the activity related to OREO at December 31 :

	2011	2010

Beginning balance	$3,701	$5,484
Additions	2,837	4,031
Capitalized improvements	–	13
Fair value write-downs	(594)	(111)
Disposition of assets	(1,355)	(5,716)
Ending balance	$4,589	$3,701

At December 31, 2011 , OREO consisted of five properties in Washington, with balances ranging from $ 212 to $1, 490. In 2011 and 2010, respectively, the Bank recorded a net loss on disposals of OREO in the amount of $7 and $190, and holding costs associated with OREO in the amount of $138 and $503.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 6 – Other Real Estate Owned (“OREO”) and Other Repossessed Assets (Continued)

The following table presents the activity related to other repossessed assets at December 31 :

	2011	2010
Beginning balance	$78	$130
Additions	451	492
Disposition of assets	(451)	(544)
Ending balance	$78	$78

The Bank recorded a loss on other repossessed assets , which is included in noninterest income , for the years ended December 31, 2011 and 2010 of $17 and $38 , respectively.

Note 7 – Deposits

Deposits are summarized as follows as of December 31 :

	2011	2010
Interest-bearing checking	$20,669	$19,458
Noninterest-bearing checking	19,254	18,547
Savings	11,567	12,961
Money market	99,022	81,470
Certificates of deposits less than $100,000	36,220	47,469
Certificates of deposits $100,000 and over	59,686	64,052
Total	$246,418	$243,957

Scheduled maturities of time deposits for future years ending were as follows:

Year Ending
December 31,
2012	$65,120
2013	7,506
2014	6,968
2015	14,343
2016	1,969
Thereafter	–
$95,906

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 7 – Deposits (Continued)

The Bank pledged a certificate of deposit at FHLB to secure Washington State public deposits of $ 981 at December 31, 2011 . Interest expense by deposit category for the years ended December 31, 2011 and 2010 was as follows:

	2011	2010
Interest-bearing checking	$92	$187
Savings and money market	770	711
Certificates of deposit	1,964	2,770
	$2,826	$3,668

The Bank had related-party deposits of approximately $ 396 and $ 330 at December 31, 2011 and 2010 , respectively, which includes deposits held for directors and executive officers.

Note 8 – Borrowings

The Bank is a member of the Federal Home Loan Bank (“ FHLB ”) of Seattle, which entitles it to certain benefits including a variety of borrowing options consisting of a secured credit line that allows both fixed and variable rate advances. The FHLB borrowings at December 31, 2011 and 2010, consisted of a warehouse securities credit line (“ securities line ”), which allows advances with interest rates fixed at the time of borrowing and a warehouse cash management advance line (“ CMA line ”), which allows daily advances at variable interest rates. Credit capacity is primarily determined by the value of assets collateralized at the FHLB, funds on deposit at the FHLB, and stock owned by the Bank . Credit is limited to 9% of the Bank ’ s total assets. The Bank entered into an Advanced, Pledges and Security Agreement with the FHLB of Seattle for which specific loans are pledged to secure these credit lines. At December 31, 2011 , loans of approximately $51, 471 were pledged to the FHLB of Seattle. In addition, all FHLB stock owned by the Bank and certain deposits held by the FHLB are collateral for credit lines.

The Bank also maintains a short-term borrowing line with the Federal Reserve Bank (“ FRB ”) with total credit based on eligible collateral. The Bank can borrow under the Term Auction or Term Facility. As of December 31, 2011 , the Bank had a borrowing capacity of $ 107,735 , of which none was outstanding. As of December 31 , 2010 , the Bank had a borrowing capacity of $ 96,587 , of which none was outstanding.

Advances on these lines at December 31, 2011 and 2010 were as follows:

	2011	2010
Federal Home Loan Bank – CMA line (interest at .75% as of December 31, 2010)	$–	$18,000
Federal Home Loan Bank – Securities lines (interest ranging from 0.20% to 4.57% and 4.42% to 4.57% as of December 31, 2011 and 2010, respectively)	8,900	3,900
	$8,900	$21,900

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 8 – Borrowings (Continued)

The maximum and average outstanding and weighted average interest rates on borrowing as of December 31, 2011 and 2010 were as follows:

	2011	2010
Maximum balance:
Federal Home Loan Bank advances	$30,900	$18,000
Federal Reserve Bank	$1,000	$37,000
Average balance:
Federal Home Loan Bank advances	$5,741	$4,879
Federal Reserve Bank	$3	$2,620
Weighted average interest rate:
Federal Home Loan Bank advances	1.07%	1.42%
Federal Reserve Bank	0.75%	0.29%

Scheduled maturities of the borrowings were as follows:

Year Ending
December 31,	Balances	Interest Rates
2012	$7,200	1.49%
2013	–	–
2014	–	–
2015	1,700	4.57%
2016	–	–
Thereafter	–	–
$8,900

Note 9 – Employee Benefits

The Bank has a salary deferral 401(k) Plan covering substantially all of its employees. Employees are eligible to participate in the 401(k) plan if they are 18 years of age and have been employed by the Bank for at least 30 days. Eligible employees may contribute through payroll deductions and are 100% vested at all times in their deferral contributions account. The Bank is allowed to make annual matching contributions at its discretion. There were no contributions for the years ended December 31, 2011 and 2010 .

The Bank previously sponsored a defined benefit pension plan for the benefit of its employees.

On December 31 , 2007, the deferred benefit pension plan was terminated. As of December 31 , 2008, of the benefits considered payable to the deferred benefit pension plan participants, $3,962 had been disbursed and $22 remained to be disbursed. On November 30, 2010, the remaining funds were disbursed.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 10 – Income Taxes

The components of income tax expense for the years ended December 31, 2011 and 2010 were as follows :

	2011	2010
Provision for income taxes
Deferred	$536	$552
Current	–	–
	536	552
Less valuation allowance	(536)	(552)
Total provision for income tax expense	$–	$–

A reconciliation of the effective income tax rate with the federal statutory tax rates as of December 31, 2011 and 2010 were as follows:

	2011		2010
	Amount	Rate	Amount	Rate
Income tax provision at statutory rate	$525	34.0%	$547	34.0%
Increase in tax resulting from other items	11	0.7	5	0.3
Valuation allowance	(536)	(34.7)	(552)	(34.3)
	$–	–%	$–	–%

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 10 – Income Taxes (Continued)

Total deferred tax assets and liabilities at December 31, 2011 and 2010 were as follows:

	2011	2010
Deferred Tax Assets
Net operating loss carryforward	$2,500	$3,652
Allowance for loan losses	617	211
Other real estate owned	354	161
Property, plant and equipment	62	–
Non-accrued loan interest	43	152
AMT credit carryforward	60	60
Securities available-for-sale	–	38
Other	8	17
Total deferred tax assets	3,644	4,291
Deferred Tax Liabilities
Loan origination costs	(227)	(263)
Mortgage servicing rights	(62)	(83)
Prepaids	(36)	(52)
Stock dividend – FHLB stock	(2)	(2)
Securities available-for-sale	(108)	–
Total deferred tax liabilities	(435)	(400)
Less: valuation allowance	(3,209)	(3,891)
Net deferred tax assets	$–	$–

At December 31, 2011, the Bank had net operating loss carryforward of approximately $ 7,353 , which begins to expire in 2024. The Bank files a U.S. Federal income tax return, which is subject to examinations by tax authorities for years 2008 and later. At December 31, 2011 and 2010 , the Bank had no uncertain tax positions. The Bank recognizes interest and penalties in tax expense. At December 31, 2011 and 2010 , the Bank recognized no interest and penalties .

A valuation allowance must be used to reduce deferred tax assets if it is “more likely than not” that some portion of, or all of the deferred tax assets will not be realized. Both positive and negative evidence must be considered to determine the amount in the valuation allowance. This information includes, but is not limited to taxable income in prior periods, projected future income, and projected future reversals of deferred tax items. The Bank must use judgment to determine whether negative evidence is outweighed by positive evidence. The weights given to each piece of evidence should be according to the ability to objectively verify the evidence. Based on the current economic environment, management believes that a full valuation allowance is appropriate for both December 31, 2011 and 2010 . The Bank may also be subject to certain limitations under Section 382 of the Internal Revenue Code that relates to the utilization of the net operating losses and other tax benefits following an ownership change.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 11 – Commitments and Contingencies

Commitments – The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the Bank’s commitments at December 31, 2011 and 2010 were as follows:

	2011	2010
COMMITMENTS TO EXTEND CREDIT
Real Estate Loans
Home equity	$11,621	$11,973
Construction development	6,252	447
One-to-four-family	1,223	76
Commercial	235	575
Total real estate loans	19,331	13,071
Consumer Loans
Indirect home improvement	814	1,160
Other	6,775	7,032
Total consumer loans	7,589	8,192
Commercial Business Loans	31,789	27,128
Total commitments to extend credit	$58,709	$48,391

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which the Bank is committed.

The Bank has entered into a severance agreement (the “Agreement”) with its Chief Executive Officer. The Agreement, subject to certain requirements, generally includes a lump sum payment to the Chief Executive Officer equal to 24 months of base compensation in the event their employment is involuntarily terminated, other than for cause or the executive terminates their employment with good reason, as defined in the Agreement.

The Bank has entered into change of control agreements (the “Agreements”) with its Chief Financial and Chief Operating Officers. The Agreements, subject to certain requirements, generally remain in effect until canceled by either party upon at least 24 months prior written notice. Under the Agreements the executive generally will be entitled to a change of control payment from the Bank if they are involuntarily terminated within six months preceding or 12 months after a change in control (as defined in the Agreements). In such an event, the executives would each be entitled to receive a cash payment in an amount equal to 12 months of their then current salary, subject to certain requirements in the Agreements.

Because of the nature of its activities, the Bank is subject to various pending and threatened legal actions, which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Bank.

In the matter of McClain v 1st Security Bank of Washington, Cause No.: 10-2-10798-1, Charles McClain sued 1st Security Bank of Washington in December 2010, seeking damages for conversion, 5th Amendment due process violation and breach of fiduciary duty. In his complaint, the Plaintiff sought actual damages in the amount of $8.8 million, consequential damages of $50 million, and punitive damages of $35.1 million. 1st Security Bank of Washington counterclaimed against the Plaintiff alleging violations of Civil Rule 11 and malicious prosecution.

The Plaintiff’s claims arose out of our discovery of a fraudulent internet scheme under which a large amount of money was erroneously deposited into the Plaintiff’s account at the 1st Security Bank of Washington. The victims of the fraud, Cox Communications, Inc. and Comcast Cable, Inc., directed electronic payments to Plaintiff’s account thinking that they were paying a mutual vendor, completely unrelated to Plaintiff. The erroneous deposits were in excess of $4.2 million dollars. We discovered the fraud and at the request of the victims, returned the funds to the victim’s banks.

Pursuant to Automated Clearing House rules, we received letters of indemnity from both Cox and Comcast, under which those entities agreed to pay our costs and fees in defending the lawsuit. We vigorously defended the case. On December 31, 2011, both parties had summary judgment motions pending. On January 27, 2012, the Plaintiff’s motion for summary judgment was denied. Our motion for summary judgment was granted and all of Plaintiff’s claims were dismissed with prejudice. The only claims remaining in this lawsuit are our counterclaims. We are evaluating whether we will seek to prosecute our counterclaims against the Plaintiff and are working with Cox and Comcast to determine if they will pay the legal costs associated therewith. On February 24, 2012, the Plaintiff filed a Notice of Appeal to the Washington State Court of Appeals, Division I. The basis of the appeal is not known at this time and until the Plaintiff provides us with a legal basis for his appeal, we cannot determine the likelihood of an unfavorable outcome at the appellate level. We intend to vigorously defend the case, and believe that the risk of a material loss on appeal in this case to be remote.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 12 – Significant Concentration of Credit Risk

Most of the Bank’s business activity is primarily with customers located in the greater Puget Sound area. The Bank originates real estate and consumer loans and has concentrations in these areas. Generally loans are secured by deposit accounts, personal property, or real estate. Rights to collateral vary and are legally documented to the extent practicable. Local economic conditions may affect borrowers’ ability to meet the stated repayment terms.

Note 13 – Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2011 and 2010, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action to be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 13 – Regulatory Capital (Continued)

The Bank’s actual capital amounts and ratios are also presented in the table.

					To be Well Capitalized
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total Risk-based Capital
(to Risk-weighted Assets)	$29,441	12. 29%	$19,158	8.00%	$23,947	10.00%
Tier I Risk-based Capital
(to Risk-weighted Assets)	$26,431	11. 04%	$9,579	4.00%	$14,368	6.00%
Tier I Leverage Capital
(to Average Assets)	$26,431	9. 30%	$11,365	4.00%	$14,206	5.00%

As of December 31, 2010
Total Risk-based Capital
(to Risk-weighted Assets)	$28,091	11.06%	$20,326	8.00%	$25,408	10.00%
Tier I Risk-based Capital
(to Risk-weighted Assets)	$24,881	9.79%	$10,163	4.00%	$15,245	6.00%
Tier I Leverage Capital
(to Average Assets)	$24,881	9.09%	$10,954	4.00%	$13,693	5.00%

Regulatory capital levels reported above differ from the Bank ’s total capital, computed in accordance with generally accepted accounting principles (“GAAP”) in the United States as follows:

	December 31,
	2011	2010
Equity	$26, 767	$24,795
Unrealized (gain) loss on AFS securities	(316)	111
Disallowed servicing assets	(20)	(25)
Total Tier 1 capital	26,431	24,881

Allowance for loan and lease losses for regulatory capital purposes	3,010	3,210
Total risk-based capital	$29,441	$28,091

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 14 – Fair Value of Financial Instruments

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair value of the Bank's financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed interest rate obligations are less likely to prepay in a rising interest rate environment and more likely to prepay in a falling interest rate environment. Conversely, depositors who are receiving fixed interest rates are more likely to withdraw funds before maturity in a rising interest rate environment and less likely to do so in a falling interest rate environment. Management monitors interest rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits, and by investing in securities with terms that mitigate the Bank ’s overall interest rate risk.

Accounting guidance regarding fair value measurements defines fair value and establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles (“ GAAP ”). Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The following definitions describe the levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Determination of Fair Market Values:

Securities – Securities available-for-sale are recorded at fair value on a recurring basis. Fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).

Impaired Loans – Fair value adjustments to impaired collateral dependent loans are recorded to reflect partial write-downs based on the current appraised value of the collateral or internally developed models, which contain management’s assumptions (Level 3).

Other Real Estate Owned and Other Repossessed Assets – Fair value adjustments to other real estate owned (“ OREO ”) and other repossessed assets are recorded at the lower of carrying amount of the loan or fair value less selling costs. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell ( Level 3).

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 14 – Fair Value of Financial Instruments (Continued)

The following table presents securities available-for-sale measured at fair value on a recurring basis:

	Securities Available -for- Sale
	Level 1	Level 2	Level 3	Total
December 31 , 2011
Federal agency securities	$–	$14,329	$–	$14,329
Municipal bonds	–	4,005	–	4,005
Mortgage-backed securities	–	8,565	–	8,565
	$–	$26,899	$–	$26,899

	Securities Available-for-Sale
	Level 1	Level 2	Level 3	Total
December 31, 2010
Federal agency securities	$–	$6,086	$–	$6,086
Municipal bonds	–	1,103	–	1,103
Mortgage-backed securities	–	453	–	453
	$–	$7,642	$–	$7,642

The following tables present the impaired loans measured at fair value on a nonrecurring basis at December 31, 2011 and 2010 , and the total valuation allowance or charge-offs on these loans, which represents fair value adjustments as of December 31, 2011 and 2010 .

	Impaired Loans
					Total
	Level 1	Level 2	Level 3	Total	Impairment
December 31, 2011	$–	$–	$4,820	$4,820	$144
December 31, 2010	$–	$–	$10,123	$10,123	$1,452

The following tables present OREO and other repossessed assets measured at fair value on a nonrecurring basis at December 31, 2011 and 2010 , and the total losses on these assets, which represents fair value adjustments and other losses for the years ended December 31, 2011 and 2010.

	OREO and Other Repossessed Assets
					Total
	Level 1	Level 2	Level 3	Total	Gain (Loss)
December 31, 2011	$–	$–	$4,667	$4,667	$(594)
December 31, 2010	$–	$–	$3,779	$3,779	$(111)

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 14 – Fair Value of Financial Instruments (Continued)

Fair Values of Financial Instruments – The following methods and assumptions were used by the Bank in estimating the fair values of financial instruments disclosed in these financial statements:

Cash and Due from Banks and Interest-Bearing Deposits at Other Financial Institutions – The carrying amounts of cash and short-term instruments approximate their fair value.

Securities Available-for-Sale – Fair values for securities available-for-sale are based on quoted market prices.

Federal Home Loan Bank Stock – The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans Receivable , Net – For variable rate loans that re-price frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers or similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Mortgage Servicing Rights – The fair value is determined by calculating the net present value of expected cash flows using a model that incorporates assumptions used in the industry to value such rights.

Deposits – The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation on interest rates currently offered on similar certificates.

Borrowings – The carrying amounts of advances maturing within 90 days approximate their fair values. The fair values of long-term advances are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest – The carrying amounts of accrued interest approximate their fair value.

Off-Balance-Sheet Instruments – The fair value of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the customers. Since the majority of the Bank’s off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

1ST SECURITY BANK OF WASHINGTON
Notes to Financial Statements
December 31, 2011 and 2010

(Dollars in thousands)

Note 14 – Fair Value of Financial Instruments (Continued)

The estimated fair values of the Bank’s financial instruments were as follows:

	December 31, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Cash and due from banks and interest bearing deposits in banks at other financial institutions	$19,253	$19,253	$35,250	$35,250
Securities available-for-sale	26,899	26,899	7,642	7,642
Federal Home Loan Bank stock	1,797	1,797	1,797	1,797
Loans receivable, net	217,131	234,351	230,822	233,503
Accrued interest receivable	1,020	1,020	914	914
Mortgage servicing rights	200	255	245	286
Financial Liabilities
Deposits	246,418	248,643	243,957	245,656
Borrowings	8,900	9,130	21,900	22,201
Accrued interest payable	16	16	17	17

The estimated fair value of loan commitments at December 31, 2011 and 2010 were considered to be insignificant.

Note 15 – Sale of Deposits and Branch Operations

The Bank sold two previously closed branch premises in 2010 and recognized a gain on sale of $1,006 . The Bank provided financing for the sales on the properties and recorded gains on these transactions. Both transactions met the guidelines for full gain recognition, including exceeding minimum initial investments, market loan terms, and no exceptions to our internal loan policy and no continuing involvement in the properties by the Bank.

F-38

You should rely only on the information contained in this document or that to which we have referred you.  We have not authorized anyone to provide you with information that is different.  This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful.  The affairs of 1st Security Bank of Washington or FS Bancorp, Inc. may change after the date of this prospectus; delivery of this document and the sales of shares made hereunder does not mean otherwise.

FS Bancorp, Inc.

(Proposed Holding Company for
1st Security Bank of Washington)

UP TO
2,817,500 SHARES
(Subject to increase up to 3,240,125 Shares)

PROSPECTUS

KEEFE, BRUYETTE & WOODS

_______________ __, 2012

Dealer Prospectus Delivery Obligation

Until  _________ __, 2012 all dealers effecting transactions in the registered securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

		Amount(1)
*	Registrant's Legal Fees and Expenses	$290,000
*	Registrant's Accounting Fees and Expenses	150,000
*	Conversion Agent and Data Processing Fees	50,000
*	Marketing Agent Fees(1)	386,750
*	Marketing Agent Expenses (including Legal Fees and Expenses)	95,000
*	Appraisal Fees and Expenses	54,500
*	Printing, Postage, Mailing, Copying and EDGAR	246,000
*	Filing Fees (FINRA, NASDAQ and SEC)	55,000
*	Blue Sky Legal Fees and Expenses	10,000
*	Business Plan Fees and Expenses	38,500
*	Stock Certificate Printing	6,000
*	Transfer Agent Services	7,500
*	Other	4,500
	Prior Related Conversion and Offering Expenses	853,000

*	Total	$2,246,750

*	Estimated
(1)
FS Bancorp, Inc. has retained Keefe, Bruyette & Woods to assist in the sale of common stock on a best efforts basis in the offerings, and to serve as records management agent in connection with the conversion and offering.  Fees are estimated at the adjusted maximum of the offering range, assuming 70% of the shares are sold in the Subscription Offering (including approximately 10.3% to directors, executive officers and tax-qualified employee benefit plans) and 30% are sold in the Community Offering.

Item 14.    Indemnification of Directors and Officers

In accordance with the Washington Business Corporation Act (“WBCA”) R.C.W. ss. 23B.08.570, Article XIV of the Registrant’s Articles of Incorporation provides the following:

Indemnification: The Corporation shall indemnify and advance expenses to its directors, officers, agents and employees as follows:

A.         Directors and Officers.  In all circumstances and to the full extent permitted by the WBCA, the Corporation shall indemnify any person who is or was a director, officer or agent of the Corporation and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (including an action by or in the right of the Corporation), by reason of the fact that he is or was an agent of the Corporation, against expenses, judgments, fines, and amounts paid in settlement and incurred by him in connection with such action, suit or proceeding.  However, such indemnity shall not apply to: (a) acts or omissions of the director or officer in connection with a proceeding by or in the right of the Corporation in which the director or officer is finally adjudged liable to the Corporation; (b) conduct of the director or officer finally adjudged to violate RCW Section 23B.08.310 (relating to unlawful distributions by the Corporation) or (c) any transaction with respect to which it was finally adjudged that such director and officer personally received a benefit in money, property or services to which the director was not legally entitled.  The Corporation may require, in accordance with Section 23B.08.530 of the WBCA as may be amended from time to time, an indemnified person to furnish the Corporation an undertaking and/or guaranty in a form approved by the Board, prior to advancing expenses to such indemnified person.

B.          Implementation.  The Board of Directors may take such action as is necessary to carry out these indemnification and expense advancement provisions.  It is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions, contracts or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions.  Such bylaws, resolutions, contracts or further arrangements shall include, but not be limited to, implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

C.          Survival of Indemnification Rights.  No amendment or repeal of this Article XIV shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

D.          Service for Other Entities.  The indemnification and advancement of expenses provided under this Article XIV shall apply to directors, officers, employees or agents of the Corporation for both (a) service in such capacities for the Corporation and (b) service at the Corporation’s request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.  A person is considered to be serving an employee benefit plan at the Corporation’s request if such person’s duties to the Corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

E.          Insurance.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the Corporation would have had the power to indemnify him against such liability under the provisions of this bylaw and the WBCA.

F.          Other Rights.  The indemnification provided by this section shall not be deemed exclusive of any other right to which those indemnified may be entitled under any other bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such an office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the heirs executors, and administrators of such person.

Item 15.    Recent Sales of Unregistered Securities

Not Applicable.

Item 16.    Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)           List of Exhibits

See the Exhibit Index filed as part of this Registration Statement.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)           That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein:

(6)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)            The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mountlake Terrace, State of Washington, on  February 29 , 2012 .

FS BANCORP, INC.

By:	/s/ Joseph C. Adams
Joseph C. Adams, Chief Executive Officer
(Duly Authorized Representative)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph C. Adams and Matthew D. Mullet, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Joseph C. Adams		/s/ Ted A. Leech
Joseph C. Adams, CEO and Director		Ted A. Leech, Chairman of the Board
(Duly Authorized Representative and Principal
Executive Officer)

Date:	February 29, 2012 .	Date:	February 29, 2012 .

/s/ Margaret R. Piesik		/s/ Judith A. Cochrane
Margaret R. Piesik, Director		Judith A. Cochrane, Director

Date:	February 29, 2012 .	Date:	February 29, 2012 .

/s/ Joseph P. Zavaglia		/s/ Michael J. Mansfield
Joseph P. Zavaglia, Director		Michael J. Mansfield, Director

Date:	February 29, 2012 .	Date:	February 29, 2012 .

/s/ Matthew D. Mullet
Matthew D. Mullet, CFO, Treasurer and Secretary
(Principal Financial and Accounting Officer)

Date:	February 29, 2012 .

EXHIBIT INDEX

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc. *
1.2	Agency Agreement with Keefe, Bruyette & Woods, Inc.
2.0	Plan of Conversion *
3.1	Articles of Incorporation for FS Bancorp, Inc. *
3.2	Bylaws for FS Security Bancorp, Inc. *
4.0	Form of Stock Certificate for FS Bancorp, Inc. *
5.0	Opinion of Harlowe & Falk LLP re: Legality of Securities Being Registered *
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters
8.2	Opinion of Harlowe & Falk LLP re: State Tax Matters *
8.3	Letter of RP Financial, LC. re: Subscription Rights *
10.1	Severance Agreement between 1st Security Bank of Washington and Joseph C. Adams *
10.2	Form of Change of Control Agreement between 1st Security Bank of Washington and each of Matthew D. Mullet, Steven L. Haynes and Drew B. Ness *
10.3	Director Fee Arrangements *
10.4	Letter Agreement regarding Appraisal Services
21.0	Subsidiaries of the Registrant *
23.1	Consent of Harlowe & Falk LLP (included in Exhibit 5.0) *
23.2	Consent of Silver, Freedman & Taff L.L.P. (included in Exhibit 8.1)
23.3	Consent of Harlowe & Falk LLP (included in Exhibits 8.2) *
23.4	Consent of Independent Registered Public Accounting Firm
23.5	Consent of RP Financial, LC. *
24.0	Power of Attorney, included in signature page
99.1	Appraisal Report of RP Financial, LC.
99.2	Subscription Order Form and Instructions *
99.3	Additional Solicitation Material *

*  Previously filed.